Exhibit 2.1

Execution Version

ASSET PURCHASE AGREEMENT

by and among

CEC FACILITIES, LLC,

STERLING INFRASTRUCTURE, INC.,

CEC FACILITIES GROUP, LLC,

MCEC, LLC,

THE PERSONS IDENTIFIED AS “MEMBERS” ON THE SIGNATURE PAGES HERETO,

THE PERSONS IDENTIFIED AS “BENEFICIAL OWNERS” ON THE SIGNATURE PAGES HERETO,

and

DANIEL WILLIAMS, AS THE SELLERS’ REPRESENTATIVE

Dated as of June 16, 2025

i

EXHIBITS(*)

Exhibit A – Form of Closing Cash Payment Statement

Exhibit B – Form of Bill of Sale

Exhibit C – Form of Restrictive Covenant Agreement

Exhibit D – Form of Employment Agreement

Exhibit E – Form of Lock-Up Agreement

Exhibit F – Form of Escrow Agreement

Exhibit G – Form of Assignment of Membership Interest

Exhibit H – R&W Policy

(*)

Certain exhibits and schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K because the information contained therein is not material and is not otherwise publicly disclosed. The registrant undertakes to furnish supplementally a copy of the exhibits and schedules to the Securities and Exchange Commission upon request.

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (this “Agreement”), dated as of June 16, 2025 (the “Signing Date”), is entered into by and among (i) CEC Facilities, LLC, a Delaware limited liability company (“Purchaser”); (ii) CEC Facilities Group, LLC, a Texas limited liability company (“Seller”); (iii) MCEC, LLC, a Texas limited liability company and wholly-owned subsidiary of Seller (“MCEC,” and together with Seller, collectively, the “Seller Parties” and each a “Seller Party”); (iv) the Persons identified as “MEMBERS” on the signature pages hereto (each a “Member,” and collectively, the “Members”); (v) the Persons identified as “BENEFICIAL OWNERS” on the signature pages hereto (each a “Beneficial Owner,” and collectively, the “Beneficial Owners”); (vi) Sterling Infrastructure, Inc., a Delaware corporation and direct parent of Purchaser (“STRL”); and (vii) Daniel Williams, solely in his capacity as the representative of each of the Seller Parties, the Members and the Beneficial Owners (the “Sellers’ Representative”).

RECITALS

WHEREAS, the Seller Parties and the Members are engaged in the business of providing electrical, mechanical, and technological design, construction, installation, and maintenance services to clients operating within various industries across the United States (such business of the Seller Parties, the “Business”);

WHEREAS, prior to the Closing Date, each of the Seller Parties and the Members, as applicable, have consummated a series of transactions pursuant to which, among other things, all right, title and interest in and to all of the properties, rights and assets set forth on Schedule 6.22(a) owned, used or held for use by the Members in connection with the Business (except for certain Retained Assets, as hereinafter defined) were contributed or otherwise transferred by the applicable Members to one or more of the Seller Parties (collectively, the “Contribution”); and

WHEREAS, on the terms set forth in this Agreement, the Seller Parties desire to sell to Purchaser, and Purchaser desires to purchase from the Seller Parties, substantially all of the assets of the Seller Parties owned, used or held for use in connection with the Business and assume the Assumed Liabilities, as hereinafter defined, in each case, in accordance with and subject to the terms and conditions of this Agreement (the “Acquisition”).

NOW, THEREFORE, in consideration of the above and the mutual warranties, representations, covenants and agreements set forth herein, the parties hereby agree as follows:

ARTICLE 1

PURCHASE OF RIGHTS AND ASSETS

Section 1.1 Agreement to Purchase and Sell. Subject to the terms and conditions set forth herein, at the Effective Time, the Seller Parties shall sell, convey, transfer, assign and deliver to Purchaser, and Purchaser shall purchase, acquire and accept delivery of, all of each Seller Party’s right, title and interest in and to all of the properties, rights and assets owned, used or held for use by such Seller Party in connection with the Business (including, for the avoidance of doubt, the properties, rights and assets set forth on Schedule 6.22(a)), wherever located and whether or not reflected on the books of the Seller Parties, other than the Retained Assets (collectively, the “Assets”), free and clear of all Liens other than Liens granted or created by (or at the direction of) Purchaser or any of its Affiliates and restrictions on transfer under applicable securities Laws and the organizational documents and governing documents of DCEC, as applicable, including the following:

(a) All equipment, machinery, furniture, fixtures, vehicles, computers, office equipment, supplies, spare parts, tools, packaging, telephony and related communications equipment and other items of tangible personal property owned, used or held for use by the Seller Parties in connection with the Business (including any equipment owned by the Seller Parties that is located at customer or other third-party locations) (collectively, the “Equipment”), including those set forth on Schedule 1.1(a);

(b) All inventory and similar assets (collectively, “Inventory”), including those set forth on Schedule 1.1(b), that are in existence as of the Effective Time, and all promotional and advertising materials and samples used in connection therewith;

(c) All work in process of the Business as of the Closing Date, including work remaining to be performed by the Seller Parties for which work has commenced, as well as work to be performed under Assumed Contracts wherein the Seller Parties’ performance has not yet commenced, as set forth on Schedule 1.1(c) (the “Work in Process”);

(d) To the extent transferable and subject to applicable regulatory approvals, all Permits, including those set forth on Schedule 1.1(d), all pending applications therefor or renewals thereof and all operating rights derived therefrom, including any and all “grandfathered rights,” which include the authority to operate the Business;

(e) All Contracts of the Seller Parties pertaining to the Business, including those pertaining to any real property leasehold interests (collectively, the “Assumed Contracts”), including the Business Contracts and all Contracts set forth on Schedule 1.1(e);

(f) All Seller Party Intellectual Property, including those items listed on Schedule 1.1(f);

(g) All other intangible assets of the Seller Parties, including the name of each Seller Party, all telephone and facsimile numbers, the going concern value of the Seller Parties and the goodwill of the Seller Parties in or arising from the operation of the Business;

(h) Excluding any rights under the Acquisition Documents or otherwise related to or arising from any Retained Liabilities or Retained Assets, all of each Seller Party’s rights, claims, privileges, defenses, rights of recovery, rights of set off and rights of recoupment against any other Person of whatever nature, whether known or unknown, relating to the Business or the Assets or Assumed Liabilities, and the right to enforce any such rights and file any such claims against any other Person associated therewith;

(i) Except as set forth in Section 1.2(f), all books and records (including computer records), including documents relating to the Assets (including the Transferred Benefit Programs), service records, customer lists, mailing lists, customer price lists, customer files (including, any correspondence, feedback or other communication records of customers, end users or similar Persons that have been collected, received or otherwise maintained in connection with customer interaction and response efforts by the Seller Parties), suppliers’ lists, suppliers’ price lists and other correspondence and recorded knowledge relating to customers or suppliers of the Business and copies of personnel records;

(j) All rights and interests under all certificates for insurance, binders for insurance policies and insurance policies under which any Seller Party, the Business or any of the Assets or the Assumed Liabilities are or have been insured to the extent such rights or interests arise from, relate to or insure any of the Assets or the Assumed Liabilities;

(k) All notes and accounts receivable related to the Business, including all trade accounts receivable and other rights to payment from customers, and the full benefit of all security for such accounts or rights to payment;

(l) All Equity Interests of Seller in DCEC (the “DCEC 50% Membership Interest”).

(m) The properties, rights and assets listed on Schedule 6.22(a) that are owned, used or held for use by the Members (and/or their respective Affiliates) in connection with the operation of the Business and being contributed or otherwise transferred to one or more of the Seller Parties prior to Closing; and

(n) Any plan assets or funding instruments (including settlor status as to any trusts) and, to the extent assignable, insurance policies, Contracts, provider and vendor agreements, and retention agreements, underlying any Transferred Benefit Programs.

Notwithstanding anything else contained herein, the transfer of the Assets pursuant to this Agreement shall not include the assumption of any Liability related to the Assets that existed as of immediately prior to the Effective Time other than the Assumed Liabilities.

Section 1.2 Retained Assets. Notwithstanding anything to the contrary in Section 1.1 or elsewhere in this Agreement, the parties expressly agree that the Assets shall exclude the following assets, which shall be retained by the Seller Parties (collectively, the “Retained Assets”):

(a) All bank accounts and cash and cash equivalents of any Seller Party (other than Closing Cash included in the calculation of the Purchase Price, if any);

(b) Any Tax assets of a Seller Party (including prepayments and rights to receive refunds of Taxes and duties paid with respect to the Assets or the Business that relate to any period or portion thereof ending prior to the Closing Date);

(c) All employee benefit plans (including plan assets) maintained by, or covering employees of, the Seller Parties, other than the Transferred Benefit Programs;

(d) All rights and interests under all certificates for insurance, binders for insurance policies and insurance policies under which any Seller Party or the Business are or have been insured to the extent such rights or interests arise from, relate to or insure any of the Retained Assets or Retained Liabilities;

(e) All right, title and interest in and to any Equity Interests in any subsidiary of Seller (other than the DCEC 50% Membership Interest, which will be conveyed to Purchaser at the Closing as set forth in Section 1.1);

(f) All communications, documentation, and information relating to the negotiation, preparation, execution, and delivery of this Agreement and the other Acquisition Documents and the consummation of the transactions contemplated hereby and thereby (including all such materials that are attorney-client privileged or otherwise fall under the work product doctrine); and

(g) Any other assets listed on Schedule 1.2(g) hereto.

Section 1.3 Assumed Liabilities. As of the Effective Time, Purchaser shall assume only the following Liabilities and obligations of the Seller Parties (collectively, the “Assumed Liabilities”):

(a) The payment and performance of obligations under the Assumed Contracts arising solely from and after the Effective Time, except to the extent any such obligations relate to a breach or default, or an event which with notice or lapse of time or both would constitute a breach or default, occurring before the Effective Time;

(b) The Current Liabilities included in the calculation of Estimated Closing Net Working Capital under Section 1.6, as adjusted and made final in the Final Closing Net Working Capital determined in accordance with Section 1.7;

(c) All obligations of MCEC under that certain Asset Purchase Agreement, dated September 1, 2024, among MCEC, Meierhofer Electric, LLC, Michael Meierhofer, and Didgyland LLC (the “Meierhofer APA”) and all obligations of MCEC under any and all documents executed pursuant to the Meierhofer APA;

(d) All Liabilities under any Transferred Benefit Programs to the extent arising on or after the Closing Date, provided, however, that (i) Liabilities under any Transferred Benefit Program that are connected with plan or trust assets being assumed or transferred pursuant to this Agreement shall be Assumed Liabilities regardless of the date incurred (for the avoidance of doubt, retirement benefit Liabilities to participants and beneficiaries under the CEC 401(k) Retirement Plan shall be Assumed Liabilities to the extent of the corresponding assets in such plan or related trust, regardless of when the benefits were accrued), (ii) with respect to any insured Transferred Benefit Program for which Purchaser assumes the underlying insurance policy, any claim payable under such insurance policy shall be an Assumed Liability whether or not such claim was incurred prior to Closing, and (iii) Liabilities of Seller with respect to the medical benefits for all Employees offered under the United Medical Plan (MD 24) (the “Seller Health Plan”) that were incurred but not reported to the Seller Health Plan as of the Closing Date (including any claims filed under a stop-loss policy) (collectively, the “IBNR Obligations”), including COBRA obligations, included in the calculation of Estimated Closing IBNR Obligations under Section 1.6, as adjusted and made final in the Final Closing IBNR Obligations determined in accordance with Section 1.7, shall be Assumed Liabilities regardless of the date incurred;

(e) The bonus and commission amounts payable to Transferred Employees (whether guaranteed or discretionary) with respect to the 2025 fiscal year (collectively, the “Fixed Bonus Obligations”), including those amounts set forth in the calculation of Estimated Closing Fixed Bonus Obligations under Section 1.6, as adjusted and made final in the Final Closing Fixed Bonus Obligations determined in accordance with Section 1.7;

(f) The paid time off balances (including vacation, sick time, and similarly situated obligations) with respect to employees of the Seller Parties accrued through the Effective Time (collectively, the “PTO Obligations”), included in the calculation of Estimated Closing PTO Obligations under Section 1.6, as adjusted and made final in the Final Closing PTO Obligations determined in accordance with Section 1.7;

(g) The amount payable to Nick Stonebraker pursuant to the Stonebraker Retention Agreement, as the Stonebraker Retention Agreement may be amended and/or amended and restated by the Amended Stonebraker Retention Agreement (the “Stonebraker Retention Obligations”), included in the calculation of the Estimated Closing Stonebraker Retention Obligations under Section 1.6, as adjusted and made final in the Final Closing Stonebraker Retention Obligations in accordance with Section 1.7;

(h) all Liabilities and obligations of the Seller Parties with respect to Warranty Work; provided, that, notwithstanding the foregoing, nothing in this Section 1.3(h) shall be deemed to prohibit or restrict a Purchaser Indemnified Party from pursuing its rights to indemnification under Section 7.2(j);

(i) All Liabilities or obligations for (i) Taxes relating to the Business, the Assets and the Assumed Liabilities for any Tax period beginning at or after the Effective Time and, with respect to any taxable period beginning before and ending after the Closing Date, the portion of such taxable period beginning at the Effective Time, and (ii) Transfer Taxes for which Purchaser is liable pursuant Section 6.2.; and

(j) The amount payable to Kevin Aubrey pursuant to the Aubrey Retention Agreement, as the Aubrey Retention Agreement may be amended and/or amended and restated by the Amended Aubrey Retention Agreement (the “Aubrey Retention Obligations”), included in the calculation of the Estimated Closing Aubrey Retention Obligations under Section 1.6, as adjusted and made final in the Final Closing Aubrey Retention Obligations in accordance with Section 1.7.

Section 1.4 Retained Liabilities. Regardless of any information disclosed to Purchaser or any of its Affiliates or Representatives (whether in the Schedules or otherwise), Purchaser shall not assume and shall have no responsibility for, and the Seller Parties and their respective Affiliates shall retain, all Liabilities of the Seller Parties and their respective Affiliates other than the Assumed Liabilities, including any Liabilities directly or indirectly arising out of or related to the operation of the Business prior to the Effective Time, whether such Liabilities are known or unknown, disclosed or undisclosed, matured or unmatured, accrued, absolute or contingent at and as of the Effective Time (collectively, the “Retained Liabilities”). Without limiting the generality of the preceding sentence, Purchaser shall not assume or become liable for any of the following obligations or Liabilities, except to the extent any such Liability or obligation constitutes an Assumed Liability:

(a) Any Liability of any Seller Party existing as of the Effective Time;

(b) Other that with respect to any Warranty Work, any Liability with respect to any claim or cause of action, regardless of when made or asserted, which arises out of or in connection with the business and operations of any Seller Party (including the Business) prior to the Effective Time, or the provision of any goods or services by any Seller Party or the Business prior to the Effective Time;

(c) Any Liability or obligation arising out of any employee benefit plan ever maintained by any Seller Party or covering employees of any Seller Party or to which any Seller Party has made any contribution or to which any Seller Party could be subject to any Liability, except to the extent such Liabilities or obligations arise under the Transferred Benefit Programs in accordance with Section 1.3(d) and Section 6.7(b) or as otherwise specifically assumed herein;

(d) Any Liability or obligation arising out of any breach or default (or any event which with notice or lapse of time or both would constitute a breach or default) by any Seller Party prior to the Effective Time of any provision of any Assumed Contract;

(e) Any Liability or obligation arising out of any breach of, or default under (or any event which with notice or lapse of time or both would constitute such a breach or default) by any Seller Party prior to or after the Effective Time of any Retained Asset (including any Contract which constitutes a Retained Asset);

(f) Any Liability or obligation arising prior to the Effective Time or in connection with the Acquisition Transactions to any officer, director, manager, employee, agent or independent contractor of any Seller Party, whether or not employed by Purchaser after the Effective Time, or under any benefit arrangement with respect thereto;

(g) Any Liability or obligation (i) for Taxes of any Seller Party related to the business and operations of any Seller Party (including the Business) that are attributable to a Tax Period prior to the Effective Time (including, with respect to any taxable period beginning before and ending after the Closing Date, the portion of such taxable period ending immediately prior to the Effective Time), (ii) for Transfer Taxes for which the Seller Parties are liable pursuant to Section 6.2, and (iii) arising out of or relating to a failure to comply with the requirements and provisions of any bulk sales, bulk transfer or similar Laws in accordance with Section 6.1(d);

(h) All wages and workers’ compensation obligations of any Seller Party with respect to its employees, agents or independent contractors accrued through the Effective Time;

(i) Subject to Purchaser’s obligations and Liabilities under Section 6.7(a)(i), any Liability or obligation related to any employees of any Seller Party who do not accept Purchaser’s or one of its Affiliate’s offer of employment following the Closing, or former employees of any Seller Party, except to the extent that such Liability or obligation arises under a Transferred Benefit Program;

(j) Any Liability or obligation related to, arising out of or in connection with any Retained Asset;

(k) Any Liability arising out of or relating to Indebtedness of any Seller Party or any of their respective Affiliates (other than DCEC);

(l) Any Liability arising out of or relating to any Closing Transaction Expenses; or

(m) Any Liability arising out of or resulting from any Seller Party’s noncompliance with any Law (including any Labor Law); and

(n) Any Environmental Liabilities with respect to Environmental Laws, including claims for injury suffered by employees and former employees related to exposure to harmful chemicals and substances.

Section 1.5 Base Purchase Price; Closing Transactions. The total consideration for the Assets at Closing shall be Five Hundred Five Million Dollars ($505,000,000) (the “Base Purchase Price”) and the assumption of the Assumed Liabilities. The Base Purchase Price will be paid by Purchaser (or, solely with respect to Section 1.5(b), STRL on behalf of Purchaser) at the Closing as follows:

(a) Purchaser shall pay to the Seller Parties an amount equal to (the “Estimated Closing Cash Payment”): (i) Four Hundred Fifty Million Dollars ($450,000,000) (the “Cash Consideration”), plus (ii) the Estimated Closing Cash, minus (iii) the Estimated Closing Indebtedness, minus (iv) the Estimated Closing Transaction Expenses, plus (v) the amount, if any, by which the Estimated Closing Net Working Capital is greater than the Target Net Working Capital, minus (vi) the amount, if any, by which the Estimated Closing Net Working Capital is less than the Target Net Working Capital, minus (vii) the Estimated Closing IBNR Obligations, minus (viii) the Estimated Closing Fixed Bonus Obligations, minus (ix) the Estimated Closing PTO Obligations, minus (x) the Estimated Closing Stonebraker Retention Obligations, minus (xi) the Estimated Closing Aubrey Retention Obligations, minus (xii) the Adjustment Escrow Amount, and minus (xiii) the Indemnity Escrow Amount, by wire transfer of immediately available funds to an account or accounts designated by the Sellers’ Representative in writing;

(b) Subject to Section 1.14, STRL (on behalf of Purchaser) shall issue to the Members or, with respect to any Stock Consideration otherwise issuable or payable to CEC Electrical, to the Beneficial Owners as instructed in writing to STRL by the Sellers’ Representative (for such Stock Consideration issued to the Members, it is deemed such issuance is on behalf of Seller in lieu of a direct distribution from Seller and for such Stock Consideration issued to the Beneficial Owners, it is deemed such issuance is deemed to have been issued to such Beneficial Owner on behalf of CEC Electrical in lieu of a direct distribution from CEC Electrical with CEC Electrical having been deemed to have received such Stock Consideration first on behalf of Seller in lieu of a direct distribution from Seller) the Stock Consideration;

(c) Purchaser (on behalf of the Seller Parties) shall pay the Closing Indebtedness out of the Cash Consideration to the Persons and to the accounts set forth on the Closing Cash Payment Statement by wire transfer of immediately available funds;

(d) Purchaser (on behalf of the Seller Parties) shall pay the Closing Transaction Expenses out of the Cash Consideration to the Persons and to the accounts set forth on the Closing Cash Payment Statement, by wire transfer of immediately available funds; and

(e) Purchaser shall pay the Adjustment Escrow Amount and the Indemnity Escrow Amount out of the Cash Consideration to the Escrow Agent, by wire transfer of immediately available funds to the Escrow Account in accordance with the Escrow Agreement.

Section 1.6 Pre-Closing Adjustment. The Seller Parties shall prepare and deliver to Purchaser within five (5) Business Days prior to the Closing written notice in the form attached hereto as Exhibit A (the “Closing Cash Payment Statement”) containing and setting forth (a) an unaudited balance sheet with respect to the Business (the “Estimated Closing Balance Sheet”), prepared on an estimated basis as of the Effective Time in accordance with GAAP and on a basis consistent with the accounting principles, methodologies and assumptions utilized in the preparation of the Annual Financial Statements (the “Seller Accounting Principles”) and (b) the Seller Parties’ good faith estimates of Closing Cash (“Estimated Closing Cash”), Closing Indebtedness (“Estimated Closing Indebtedness”), Closing Transaction Expenses (“Estimated Closing Transaction Expenses”), Closing Net Working Capital (“Estimated Closing Net Working Capital”), Estimated Closing IBNR Obligations, Closing Fixed Bonus Obligations (“Estimated Closing Fixed Bonus Obligations”), Closing PTO Obligations (“Estimated Closing PTO Obligations”), Closing Stonebraker Retention Obligations (“Estimated Closing Stonebraker Retention Obligations”) and Closing Aubrey Retention Obligations (“Estimated Closing Aubrey Retention Obligations”), in each case (y) related to the Seller Parties, the Assets and/or the Business, and (z) based on the Estimated Closing Balance Sheet and reflecting the exclusion of the Retained Assets and Retained Liabilities. The Estimated Closing Net Working Capital calculation shall be prepared in accordance with the sample calculation set forth on Schedule 1.6 (the “Sample Net Working Capital Calculation”), and each of the Estimated Closing Balance Sheet and Estimated Closing Net Working Capital calculation shall be prepared without giving effect to any purchase accounting adjustments arising from the transactions contemplated by this Agreement.

Section 1.7 Post-Closing Adjustment.

(a) No later than one hundred and twenty (120) days after the Closing Date, Purchaser shall prepare and deliver to the Sellers’ Representative written notice in the same form as the Closing Cash Payment Statement (the “Adjustment Notice”) containing and setting forth (a) an unaudited balance sheet with respect to the Business (the “Closing Balance Sheet”), prepared as of the Effective Time in accordance with GAAP and on a basis consistent with the Seller Accounting Principles and (b) Purchaser’s good faith calculation of (i) Closing Cash (“Final Closing Cash”), Closing Indebtedness (“Final Closing Indebtedness”), Closing Transaction Expenses (“Final Closing Transaction Expenses”), Closing Net Working Capital (“Final Closing Net Working Capital”), Final Closing IBNR Obligations, Closing Fixed Bonus Obligations (“Final Closing Fixed Bonus Obligations”), Closing PTO Obligations (“Final Closing PTO Obligations”), Closing Stonebraker Retention Obligations (“Final Closing Stonebraker Retention Obligations”) and Closing Aubrey Retention Obligations (“Final Closing Aubrey Retention Obligations”), in each case (y) related to the Seller Parties, the Assets and/or the Business, and (z) based on the Closing Balance Sheet and reflecting the exclusion of the Retained Assets and Retained Liabilities, and (ii) based on the foregoing amounts, the amount of any payments required pursuant to Section 1.7(g) or Section 1.7(h) and calculated in accordance with Section 1.7(f) (collectively, the “Adjustment Amount”). The Final Closing Net Working Capital calculation shall be prepared in accordance with the Sample Net Working Capital Calculation, and each of the Closing Balance Sheet, the Final Closing Net Working Capital calculation and the Adjustment Amount calculation shall be prepared without giving effect to any purchase accounting adjustments arising from the transactions contemplated by this Agreement.

(b) Within sixty (60) days after delivery of the Adjustment Notice, the Sellers’ Representative shall deliver to Purchaser a written response in which the Sellers’ Representative shall either:

(i) agree in writing with Purchaser’s calculation of the Adjustment Amount, in which case such calculation will be final and binding on the parties for purposes of Section 1.7(g) and Section 1.7(h); or

(ii) dispute Purchaser’s calculation of the Adjustment Amount by delivering to Purchaser a written notice (a “Dispute Notice”) setting forth in reasonable detail the basis for each such disputed item and stating that all such disputed items are being disputed in good faith.

(c) If the Sellers’ Representative fails to take either of the foregoing actions within sixty (60) days after delivery of the Adjustment Notice, then the Seller Parties will be deemed to have irrevocably accepted Purchaser’s calculation of the Adjustment Amount, in which case the Adjustment Amount as calculated by Purchaser will be final and binding on the parties for all purposes hereunder.

(d) If the Sellers’ Representative timely delivers a Dispute Notice to Purchaser, then Purchaser and the Sellers’ Representative will attempt in good faith, for a period of thirty (30) days following delivery by the Sellers’ Representative of the Dispute Notice, to agree on the Adjustment Amount. Any written resolution executed by Purchaser and the Sellers’ Representative during such thirty (30) day period as to any disputed items will be final and binding on the parties for purposes of this Agreement. If Purchaser and the Sellers’ Representative do not resolve all disputed items by the end of thirty (30) days after the date of delivery of the Dispute Notice, then either Purchaser or the Sellers’ Representative may submit the remaining items in dispute (the “Disputed Items”) to BDO USA for resolution, or if that firm is unwilling or unable to serve, Purchaser and the Sellers’ Representative will engage another mutually agreeable independent accounting firm of recognized national standing, which firm is not as of the Signing Date or at any time between the Signing Date and the time of such engagement, the regular auditing firm or consulting firm of Purchaser or any of the Seller Parties (the “Independent Accounting Firm”). Purchaser and the Sellers’ Representative shall each have a reasonable opportunity to submit to the Independent Accounting Firm the Adjustment Notice, the Dispute Notice and a written statement of their respective views as to any Disputed Items, and will further instruct the Independent Accounting Firm to render its determination with respect to the Disputed Items in a written report that specifies the conclusions of the Independent Accounting Firm as to each such Disputed Item and the resulting Adjustment Amount; provided, however, that the Independent Accounting Firm shall act as an expert and not an arbiter and will render a determination only as to the Disputed Items. Purchaser and the Sellers’ Representative will each use their reasonable best efforts to cause the Independent Accounting Firm to render its determination within thirty (30) days after referral of the Disputed Items to such firm or as soon thereafter as reasonably practicable. The Independent Accounting Firm’s determination of the Disputed Items and the resulting Adjustment Amount in accordance with this Agreement as set forth in its report will be final and binding on the parties for purposes of this Agreement; provided, however, that the Independent Accounting Firm may not assign a value to any Disputed Item submitted to the Independent Accounting Firm that is greater than the greatest value, or less than the smallest value, claimed for such Disputed Item by Purchaser and the Sellers’ Representative in the Adjustment Notice and Dispute Notice submitted to the Independent Accounting Firm. The fees and expenses of the Independent Accounting Firm will be paid by Purchaser and the Seller Parties in inverse proportion to the relative amounts of the Disputed Items determined to be for the account of Purchaser and the Seller Parties, respectively (such that, for illustrative purposes only, if 25% of the value of the Disputed Items are determined to be for the account of the first party, and 75% of the value of the Disputed Items are determined to be for the account of the second party, the first party will pay 75% of the fees and expenses of the Independent Accounting Firm and the second party will pay 25% of the fees and expenses of the Independent Accounting Firm).

(e) For purposes of complying with this Section 1.7, Purchaser and each Seller Party will furnish to each other, their respective Representatives (including accountants and other advisors) and to the Independent Accounting Firm such books, records, work papers and other documents and information relating to the Disputed Items as they or the Independent Accounting Firm may reasonably request and are available to that party (or its independent public accountants), and will be afforded the opportunity to discuss such items with the Independent Accounting Firm. Purchaser may require that the Independent Accounting Firm enter into a customary form of confidentiality agreement with respect to the work papers and other documents and information relating to the Business provided to the Independent Accounting Firm pursuant to this Section 1.7. None of the Seller Parties, Purchaser, the Sellers’ Representative or any of their respective Affiliates or Representatives shall have any ex parte communications or meetings with the Independent Accounting Firm regarding the subject matter hereof without the other party’s prior written consent.

(f) The Adjustment Amount shall initially be zero and shall be increased or decreased as follows: (i) if the Final Closing Cash, as finally determined pursuant to this Section 1.7, is less than the Estimated Closing Cash, then the Adjustment Amount shall be decreased, dollar for dollar, by the absolute value of such shortfall; (ii) if the Final Closing Cash, as finally determined pursuant to this Section 1.7, is greater than the Estimated Closing Cash, then the Adjustment Amount shall be increased, dollar for dollar, by the amount of such excess; (iii) if the Final Closing Indebtedness, as finally determined pursuant to this Section 1.7, is less than the Estimated Closing Indebtedness, then the Adjustment Amount shall be increased, dollar for dollar, by the absolute value of such shortfall; (iv) if the Final Closing Indebtedness, as finally determined pursuant to this Section 1.7, is greater than the Estimated Closing Indebtedness, then the Adjustment Amount shall be decreased, dollar for dollar, by the amount of such excess; (v) if the Final Closing Transaction Expenses, as finally determined pursuant to this Section 1.7, are less than the Estimated Closing Transaction Expenses, then the Adjustment Amount shall be increased, dollar for dollar, by the absolute value of such shortfall; (vi) if the Final Closing Transaction Expenses, as finally determined pursuant to this Section 1.7, are greater than the Estimated Closing Transaction Expenses, then the Adjustment Amount shall be decreased, dollar for dollar, by the amount of such excess; (vii) if the Final Closing Net Working Capital, as finally determined pursuant to this Section 1.7, is less than an amount equal to ninety percent (90%) of the Target Net Working Capital, then the Adjustment Amount shall be decreased by an amount equal to ten percent (10%) of the Target Working Capital; provided, that the Adjustment Amount shall not be decreased pursuant to this subsection (vii) unless the Final Closing Net Working Capital, as finally determined pursuant to this Section 1.7, is less than an amount equal to ninety percent (90%) of the Target Net Working Capital; provided, further, that in no event shall the Adjustment Amount be decreased pursuant to this subsection (vii) by an amount greater than an amount equal to ten percent (10%) of the Target Net Working Capital; (viii) if the Final Closing Net Working Capital, as finally determined pursuant to this Section 1.7, is greater than an amount equal to one hundred ten percent (110%) of the Target Net Working Capital, then the Adjustment Amount shall be increased by an amount equal to ten percent (10%) of the Target Net Working Capital; provided, that the Adjustment Amount shall not be increased pursuant to this subsection (viii) unless the Final Closing Net Working Capital, as finally determined in accordance with this Section 1.7, is greater than an amount equal to one hundred ten percent (110%) of the Target Net Working Capital; provided, further, that in no event shall the Adjustment Amount be increased pursuant to this subsection (viii) by an amount greater than an amount equal to ten percent (10%) of the Target Net Working Capital; (ix) if the Final Closing IBNR Obligations, as finally determined pursuant to this Section 1.7, are less than the Estimated Closing IBNR Obligations, then the Adjustment Amount shall be increased, dollar for dollar, by the amount of such excess; (x) if the Final Closing IBNR Obligations, as finally determined pursuant to this Section 1.7, are greater than the Estimated Closing IBNR Obligations, then the Adjustment Amount shall be decreased, dollar for dollar, by the amount of such excess; (xi) if the Final Closing Fixed Bonus Obligations, as finally determined pursuant to this Section 1.7, are less than the Estimated Closing Fixed Bonus Obligations, then the Adjustment Amount shall be increased, dollar for dollar, by the amount of such excess; (xii) if the Final Closing Fixed Bonus Obligations, as finally determined pursuant to this Section 1.7, are greater than the Estimated Closing Fixed Bonus Obligations, then the Adjustment Amount shall be decreased, dollar for dollar, by the amount of such excess; (xiii) if the Final Closing PTO Obligations, as finally determined pursuant to this Section 1.7, are less than the Estimated Closing PTO Obligations, then the Adjustment Amount shall be increased, dollar for dollar, by the amount of such excess; (xiv) if the Final Closing PTO Obligations, as finally determined pursuant to this Section 1.7, are greater than the Estimated Closing PTO Obligations, then the Adjustment Amount shall be decreased, dollar for dollar, by the amount of such excess; (xv) if the Final Closing Stonebraker Retention Obligations, as finally determined pursuant to this Section 1.7, are less than the Estimated Closing Stonebraker Retention Obligations, then the Adjustment Amount shall be increased, dollar for dollar, by the amount of such excess; (xvi) if the Final Closing Stonebraker Retention Obligations, as finally determined pursuant to this Section 1.7, are greater than the Estimated Closing Stonebraker Retention Obligations, then the Adjustment Amount shall be decreased, dollar for dollar, by the amount of such excess; (xvii) if the Final Closing Aubrey Retention Obligations, as finally determined pursuant to this Section 1.7, are less than the Estimated Closing Aubrey Retention Obligations, then the Adjustment Amount shall be increased, dollar for dollar, by the amount of such excess; and (xviii) if the Final Closing Aubrey Retention Obligations, as finally determined pursuant to this Section 1.7, are greater than the Estimated Closing Aubrey Retention Obligations, then the Adjustment Amount shall be decreased, dollar for dollar, by the amount of such excess.

(g) If the Adjustment Amount is a negative number pursuant to Section 1.7(f), then Purchaser and the Sellers’ Representative shall, no later than five (5) Business Days after such determination, deliver joint written instructions to the Escrow Agent instructing the Escrow Agent to pay from the Adjustment Escrow Amount then remaining in the Escrow Account (i) to an account designated in writing by Purchaser an amount equal to the lesser of (A) the absolute value of such negative Adjustment Amount and (B) the Adjustment Escrow Amount and (ii) to an account or accounts designated in writing by the Sellers’ Representative the amount, if any, by which the Adjustment Escrow Amount exceeds the absolute value of the negative Adjustment Amount. To the extent that the Adjustment Escrow Amount is less than the absolute value of the negative Adjustment Amount (such amount, the “Excess Purchaser Recovery Amount”), then the Seller Parties shall, jointly and severally, no later than five (5) Business Days after the determination of the Adjustment Amount, pay to Purchaser the Excess Purchaser Recovery Amount by wire transfer of immediately available funds to an account designated in writing by Purchaser.

(h) If the Adjustment Amount is a positive number pursuant to Section 1.7(f) then (i) Purchaser shall, no later than five (5) Business Days after such determination, deliver or cause to be delivered the amount of such Adjustment Amount by wire transfer of immediately available funds to an account or accounts designated in writing by the Sellers’ Representative and (ii) Purchaser and the Sellers’ Representative shall, no later than five (5) Business Days after such determination, deliver joint written instructions to the Escrow Agent instructing the Escrow Agent to pay from the Adjustment Escrow Amount to an account or accounts designated in writing by the Sellers’ Representative an amount equal to the Adjustment Escrow Amount.

(i) For the avoidance of doubt, the parties hereto acknowledge and agree that, from and after the Closing, the provisions of this Section 1.7 (including the dispute resolution provisions contemplated in this Section 1.7) and, with respect to enforcement of the obligation to pay any Adjustment Amount payable in accordance with this Section 1.7, Article 7 shall be the exclusive remedy and forum of the parties with respect to the matters that are or that may be addressed through the purchase price adjustments contemplated in this Section 1.7.

(j) Any payment made pursuant to this Section 1.7 will be treated by the parties for all purposes as an adjustment to the Purchase Price to the extent permitted by applicable Law.

Section 1.8 Earn-Out Payments.

(a) First Earn-Out Payment Opportunity.

(i) Following the Closing, Purchaser may be obligated to pay the Seller Parties additional consideration based on the financial performance of Purchaser during an applicable one-year period beginning on January 1, 2026 (the “First Earn-Out Period Commencement Date”) and continuing indefinitely thereafter (the “Aggregate First Earn-Out Period”).

(ii) With respect to each one-year period from the First Earn-Out Period Commencement Date through the remainder of the Aggregate First Earn-Out Period (each such one-year period, a “First Earn-Out Period,” and collectively, the “First Earn-Out Periods”), the Seller Parties shall be paid (or not paid) as follows:

(A) If Operating Income for a First Earn-Out Period is less than or equal to the First Earn-Out Period Operating Income Target for such First Earn-Out Period, Purchaser shall not owe any payment to the Seller Parties for such First Earn-Out Period (unless a Purchaser Change of Control shall occur and payment shall be required under Section 1.8(k)).

(B) If Operating Income for a First Earn-Out Period is greater than the First Earn-Out Period Operating Income Target for such First Earn-Out Period, Purchaser shall pay to the Seller Parties an amount equal to Thirty Million Dollars ($30,000,000); and the parties acknowledge and agree that (1) the foregoing First Earn-Out Payment is solely intended to be a one-time payment obligation of Purchaser as to the First Earn-Out Periods (but does not limit or restrict Purchaser’s obligation to make a payment under Section 1.8(b)) and (2) upon payment in accordance with Section 1.8(f) of a First Earn-Out Payment following a First Earn-Out Period for which Operating Income exceeds the First Earn-Out Period Operating Income Target for such First Earn-Out Period, Purchaser shall have no further obligation to make any payment to the Seller Parties pursuant to this Section 1.8(a) for any remaining First Earn-Out Periods.

(iii) Notwithstanding anything to the contrary contained herein, the First Earn-Out Period Operating Income Target for any First Earn-Out Period shall be automatically increased to reflect the financial performance of any Competitive Business acquired by Purchaser (each an “Add-On Acquisition”) following the Closing and prior to the commencement of such First Earn-Out Period (but not, for the avoidance of doubt, during the applicable First Earn-Out Period) (as applicable, a “First Earn-Out Add-On Acquisition Period”). Any such increase shall be calculated on a dollar for dollar basis relative to the Add-On Operating Income of the applicable Competitive Business (that is the subject of the applicable Add-On Acquisition) during the trailing twelve (12) calendar month period ending the first full calendar month immediately preceding the closing of such Add-On Acquisition (“First Earn-Out Add-On TTM Operating Income”). For illustrative purposes only, if the First Earn-Out Add-On TTM Operating Income of a Competitive Business acquired by Purchaser prior to an applicable First Earn-Out Period totaled Ten Million Dollars ($10,000,000), then (i) the applicable First Earn-Out Period Operating Income Target for such First Earn-Out Period would be increased by Ten Million Dollars ($10,000,000), such that if the applicable First Earn-Out Period Operating Income Target would otherwise have been Sixty Million Dollars ($60,000,000), if the applicable Add-On Acquisition had not occurred prior to such First Earn-Out Period, then the new First Earn-Out Period Operating Income Target for such First Earn-Out Period would be Seventy Million Dollars ($70,000,000).

(iv) Notwithstanding anything to the contrary herein, in the event an Add-On Acquisition occurs during a First Earn-Out Period, then for purposes of this Section 1.8, Operating Income for such First Earn-Out Period during which such Add-On Acquisition occurs shall not include any Operating Income attributable to the acquired Competitive Business that is the subject of such Add-On Acquisition during such First Earn-Out Period calculated on a standalone basis independent of Operating Income attributable to the Business acquired hereunder or any other business acquired by Purchaser prior to the commencement of the applicable First Earn-Out Period.

(b) Second Earn-Out Payment Opportunity.

(i) Following the Closing, Purchaser may be obligated to pay the Seller Parties further additional consideration based on the financial performance of Purchaser and the occurrence of certain other events described herein during the one-year period from January 1, 2029 through December 31, 2029 (the “Second Earn-Out Period”). Solely with respect to the Second Earn-Out Period, the Seller Parties shall be paid (or not paid) as follows:

(A) If Operating Income for the Second Earn-Out Period is less than the Tier 1 Second Earn-Out Period Operating Income Target, Purchaser shall not owe any payment to the Seller Parties for the Second Earn-Out Period (unless a Purchaser Change of Control shall occur and payment shall be required under Section 1.8(k)).

(B) If Operating Income for the Second Earn-Out Period is equal to or greater than the Tier 1 Second Earn-Out Period Operating Income Target but less than the Tier 2 Second Earn-Out Period Operating Income Target, Purchaser shall pay to the Seller Parties an amount between Zero Dollars ($0.00) and Fifty Million Dollars ($50,000,000), prorated to the position that such Operating Income falls in the range between the Tier 1 Second Earn-Out Period Operating Income Target and the Tier 2 Second Earn-Out Period Operating Income Target, using linear interpolation. For illustrative purposes only, if the Tier 1 Second Earn-Out Period Operating Income Target equaled Eighty-Five Million Dollars ($85,000,000), the Tier 2 Second Earn-Out Period Operating Income Target equaled One Hundred Million Dollars ($100,000,000) and the actual Operating Income for the Second Earn-Out Period totaled Ninety-Two Million Five Hundred Thousand Dollars ($92,500,000), Purchaser would pay to the Seller Parties an amount equal to Twenty-Five Million Dollars ($25,000,000).

(C) If Operating Income for the Second Earn-Out Period is equal to or greater than the Tier 2 Second Earn-Out Period Operating Income Target, Purchaser shall pay to the Seller Parties an amount equal to Fifty Million Dollars ($50,000,000).

(ii) Notwithstanding anything to the contrary contained herein, the Tier 1 Second Earn-Out Period Operating Income Target and Tier 2 Second Earn-Out Period Operating Income Target for the Second Earn-Out Period shall be automatically increased to reflect the financial performance of any Add-On Acquisition following the Closing and prior to the commencement of the Second Earn-Out Period (but not, for the avoidance of doubt, during the Second Earn-Out Period) (the “Second Earn-Out Add-On Acquisition Period”). Any such increase shall be calculated on a dollar for dollar basis relative to the Add-On Operating Income of the applicable Competitive Business (that is the subject of the applicable Add-On Acquisition) during the trailing twelve (12) calendar month period ending the first full calendar month immediately preceding the closing of such Add-On Acquisition (“Second Earn-Out Add-On TTM Operating Income”). For illustrative purposes only, if the Second Earn-Out Add-On TTM Operating Income of a Competitive Business acquired by Purchaser prior to the Second Earn-Out Period totaled Ten Million Dollars ($10,000,000), then (i) the Tier 1 Second Earn-Out Period Operating Income Target would be increased by Ten Million Dollars ($10,000,000), such that if the Tier 1 Second Earn-Out Period Operating Income Target would otherwise have been Eighty Five Million Dollars ($85,000,000), if the applicable Add-On Acquisition had not occurred prior to the Second Earn-Out Period, then the new Tier 1 Second Earn-Out Period Operating Income Target would be Ninety Five Million Dollars ($95,000,000) and (ii) the Tier 2 Second Earn-Out Period Operating Income Target would be increased by Ten Million Dollars ($10,000,000), such that if the Tier 1 Second Earn-Out Period Operating Income Target would otherwise have been One Hundred Million Dollars ($100,000,000), if the applicable Add-On Acquisition had not occurred prior to the Second Earn-Out Period, then the new Tier 1 Second Earn-Out Period Operating Income Target would be One Hundred Ten Million Dollars ($110,000,000).

(iii) Notwithstanding anything to the contrary herein, in the event an Add-On Acquisition occurs during the Second Earn-Out Period, then for purposes of this Section 1.8, Operating Income for the Second Earn-Out Period during which such Add-On Acquisition occurs shall not include any Operating Income attributable to the acquired Competitive Business that is the subject of such Add-On Acquisition during the Second Earn-Out Period calculated on a standalone basis independent of Operating Income attributable to the Business acquired hereunder or any other business acquired by Purchaser prior to the commencement of the Second Earn-Out Period.

(c) For the avoidance of doubt, and notwithstanding anything to the contrary contained herein, in no event shall Purchaser be obligated to make (i) any First Earn-Out Payment pursuant to Section 1.8(b) for more than one (1) First Earn-Out Period, or (ii) aggregate First Earn-Out Payments and Second Earn-Out Payments pursuant to both Section 1.8(a) and Section 1.8(b) in excess of Eighty Million Dollars ($80,000,000).

(d) For purposes of this Agreement, a “First Earn-Out Payment” means any payment due to the Seller Parties pursuant to Section 1.8(a) and a “Second Earn-Out Payment” means any payment due to the Seller Parties pursuant to Section 1.8(b). Notwithstanding anything herein to the contrary, if a natural Person that is party to a Restrictive Covenant Agreement with Purchaser materially breaches his obligations set forth in such Restrictive Covenant Agreement, such individual shall not be entitled to receive his portion of any First Earn-Out Payment and/or Second Earn-Out Payment amounts paid and distributed by Purchaser to the Seller Parties hereunder; provided, however, for the avoidance of doubt, the Purchaser will still be obligated to pay to the Seller Parties the entirety of the First Earn-Out Payment and/or Second Earn-Out Payment, if payable pursuant to this Section 1.8.

(e) On or before March 31 of the calendar year following each First Earn-Out Period and the Second Earn-Out Period, as applicable, Purchaser shall deliver to Sellers’ Representative a statement (each an “Earn-Out Period Payment Statement”) that sets forth Purchaser’s calculation of Operating Income (and each component thereof) for such First Earn-Out Period and/or Second Earn-Out Period, as applicable, and Purchaser’s calculation of the amount (if any) of the corresponding First Earn-Out Payment and/or Second Earn-Out Payment. The Earn-Out Period Statement for each First Earn-Out Period shall also set forth any increase pursuant to Section 1.8(a)(iii) in the First Earn-Out Period Operating Income Target for such First Earn-Out Period as a result of any Add-On Acquisition that occurred following the Closing and prior to the commencement of such First Earn-Out Period. The Earn-Out Period Statement for the Second Earn-Out Period shall also set forth any increase pursuant to Section 1.8(b)(ii) in the Tier 1 Second Earn-Out Period Operating Income Target and Tier 2 Second Earn-Out Period Operating Income Target for the Second Earn-Out Period as a result of an Add-On Acquisition that occurred following the Closing and prior to the commencement of the Second Earn-Out Period. During the forty-five (45)-day period immediately following receipt of each Earn-Out Period Payment Statement (each an “Earn-Out Review Period”), Sellers’ Representative may dispute the calculation of Operating Income (and corresponding calculations of any First Earn-Out Payment and/or Second Earn-Out Payment) set forth on an Earn-Out Period Payment Statement by delivering written notice of objection (an “Earn-Out Objection”) to Purchaser within the applicable Earn-Out Review Period. If Sellers’ Representative does not deliver the Earn-Out Objection to Purchaser within the applicable Earn-Out Review Period, the calculation of Operating Income set forth in the applicable Earn-Out Period Payment Statement shall be deemed to be final for such First Earn-Out Period and/or Second Earn-Out Period, as applicable. An Earn-Out Objection delivered pursuant to this Section 1.8(e) shall specify in reasonable detail the nature and, to the extent known, dollar amount of any disagreement so asserted. During the forty-five (45) days following delivery of an Earn-Out Objection, Purchaser and Sellers’ Representative shall seek in good faith to resolve in writing any differences which they may have with respect to the matters specified in the Earn-Out Objection. At the end of each such forty-five (45)-day period, the Sellers’ Representative and Purchaser shall submit any and all matters (but only such matters) which remain in dispute and which were properly included in the applicable Earn-Out Objection to the Independent Accounting Firm for review and resolution. Purchaser and Sellers’ Representative shall instruct the Independent Accounting Firm to make a final and binding determination with respect to the computation of Operating Income in accordance this Section 1.8(e). Purchaser and Sellers’ Representative shall cooperate with the Independent Accounting Firm during the term of its engagement and will use commercially reasonable efforts to cause the Independent Accounting Firm to resolve all remaining disagreements with respect to the computation of Operating Income as soon as practicable. The Independent Accounting Firm shall consider only those items and amounts in Purchaser’s and Sellers’ Representative’s calculations of Operating Income that are identified as being items in dispute. In resolving any disputed item, the Independent Accounting Firm may not assign a value to any item greater than the greatest value for such item claimed by a party or less than the smallest value for such item claimed by a party. The Independent Accounting Firm’s determination of Operating Income will be based solely on written materials submitted by Purchaser and Sellers’ Representative (i.e., not on independent review) and on the definitions included herein. The Independent Accounting Firm’s determination of Operating Income for such First Earn-Out Period and/or Second Earn-Out Period, as applicable, shall be final and binding on the parties hereto (which final determination shall be requested by the parties to be delivered not more than thirty (30) days following submission of such disputed matters), and such resolution by the Independent Accounting Firm shall not be subject to court review or otherwise appealable. The fees and expenses of the Independent Accounting Firm pursuant to this Section 1.8(e) shall be paid in the manner set forth in Section 1.7(d), mutatis mutandis.

(f) Within five (5) Business Days after a First Earn-Out Payment and/or a Second Earn-Out Payment, as applicable, has been deemed final or is finally determined pursuant to Section 1.8(e) and so long as a First Earn-Out Payment and/or a Second Earn-Out Payment, as applicable, is due to the Seller Parties pursuant to this Section 1.8, Purchaser shall pay to the Seller Parties the First Earn-Out Payment and/or a Second Earn-Out Payment, as applicable, in cash by wire transfer of immediately available funds to an account or accounts designated by the Sellers’ Representative to Purchaser in writing.

(g) For purposes of complying with this Section 1.8, Purchaser shall (i) furnish to Sellers’ Representative and the Independent Accounting Firm, all such documents, financial statements, records and work papers and other documents and information relating to the calculation of Operating Income (and any corresponding First Earn-Out Payment and/or Second Earn-Out Payment) as the Sellers’ Representative and the Independent Accounting Firm may reasonably request; and (ii) provide the Sellers’ Representative and the Independent Accounting firm prompt access to Purchaser’s personnel pertaining to or otherwise impacting the calculation of Operating Income.

(h) The rights of the Seller Parties to receive a First Earn-Out Payment and/or a Second Earn-Out Payment, as applicable, (i) is solely a contractual right and is not a security for purposes of any federal or state securities Laws (and shall confer upon the Seller Parties only the rights of a general unsecured creditor under applicable state Law); (ii) will not be represented by any form of certificate or instrument; (iii) is not redeemable; and (iv) may not be sold, assigned, pledged, gifted, conveyed, transferred or otherwise disposed of by any Seller Party without obtaining Purchaser’s consent.

(i) From the Closing until the end of the Second Earn-Out Period, Purchaser shall:

(i) act in good faith with respect to the operation of Purchaser and the Business;

(ii) maintain the accounting independence of Purchaser to facilitate the determination of Operating Income; and

(iii) not unduly burden or materially impose costs and expenses upon Purchaser or the Business; provided, that in no event shall Purchaser be restricted or otherwise prohibited pursuant to this subsection (iii) from taking any and all actions with respect to Purchaser or the Business following the Closing which are determined by Purchaser or STRL, in their sole discretion, to be in the best interest of STRL’s shareholders, or otherwise reasonably necessary in order to maintain compliance with applicable duties owed to such shareholders.

Notwithstanding anything in this Section 1.8 to the contrary, the parties acknowledge and agree that following the Closing, Purchaser or the Business may be subject to certain costs associated with indirect ownership by a publicly traded company, (e.g., corporate governance, internal controls and Sarbanes-Oxley Act compliance), and under no circumstances will the incurrence of any such costs by the Purchaser or the Business constitute a breach of any provision of this Section 1.8(i).

(j) Any First Earn-Out Payment and/or a Second Earn-Out Payment, as applicable, paid pursuant to this Section 1.8 shall be treated by the Seller Parties and Purchaser as deferred contingent purchase price eligible for installment sale treatment under Code Section 453 unless otherwise required by applicable Law. The Seller Parties and Purchaser acknowledge and agree that interest may be imputed on any First Earn-Out Payment and/or a Second Earn-Out Payment, as applicable, only to the extent required by Code Sections 453A and 1274, and the Seller Parties and Purchaser covenant to report such portion consistently therewith on their income Tax Returns.

(k) Notwithstanding anything to the contrary herein, an amount equal to the First Earn-Out Payment (unless the First Earn-Out Payment has already been fully paid) and the Second Earn-Out Payment (which shall be in the amount of Fifty Million Dollars ($50,000,000)) shall accelerate if a Purchaser Change of Control occurs prior to the end of the Second Earn-Out Period (and payment to the Seller Parties under this Section 1.8(k) shall be due and payable to the Seller Parties within thirty (30) days following the completion of any post-closing purchase price adjustments applicable to a Purchaser Change of Control (or, if no such post-closing adjustments apply, then within thirty (30) days of the date on which a Purchaser Change of Control closes or otherwise occurs).

(l) The term “Purchaser Change of Control” as used in this Section 1.8 means (i) the consolidation, exchange, merger or sale (in one or a series of transactions) of voting securities of Purchaser where, immediately after such transaction or series of transactions, STRL would not beneficially own, directly or indirectly, voting equity interests representing at least 51% or more of the combined voting power of the issued and outstanding securities of Purchaser, (ii) the sale of all or substantially all of the assets of Purchaser, or (iii) the liquidation, dissolution or winding up of Purchaser.

Section 1.9 Allocation of Purchase Price. The Purchase Price (and all other capitalized costs) shall be allocated among the Seller Parties and the Assets in accordance with Schedule 1.9 and Sections 751, 755 and 1060 of the Code and the Treasury regulations promulgated thereunder (and any similar provision of state, local or non-U.S. law, as appropriate, together the “Treasury Regulations”) (the “Purchase Price Allocation”). Purchaser will deliver a proposed Purchase Price Allocation to the Sellers’ Representative within thirty (30) days after determination of the Final Closing Net Working Capital, and Sellers’ Representative shall have sixty (60) days following the receipt thereof to object to the proposed Purchase Price Allocation. If Sellers’ Representative so objects, he will deliver an updated proposed Purchase Price Allocation to Purchaser as soon as reasonably practicable. If, after negotiating in good faith, the Parties are unable to agree on a mutually satisfactory Purchase Price Allocation, disagreements regarding the Purchase Price Allocation shall be promptly referred to the Independent Accounting Firm for resolution in accordance with all of the procedures set forth in Section 1.7(d), mutatis mutandis; provided, however, that the Independent Accounting Firm shall be required to make its determination in a manner consistent with the principles set forth in this Section 1.9. Once the Purchase Price Allocation is agreed to by Purchaser and the Sellers’ Representative, Purchaser, the Seller Parties and their respective Affiliates shall report, act and file all Tax Returns (including Internal Revenue Service Form 8594) consistent with the agreed upon Purchase Price Allocation. Neither Purchaser nor any Seller Party shall take any income Tax position (whether in audits, Tax Returns or otherwise) that is inconsistent with such allocation unless required to do so by applicable Law or a “determination” as defined in Section 1313(a) of the Code; provided, however, that nothing in this Agreement will prevent a party from settling any proposed deficiency or adjustment by any Governmental Authority based upon or arising out of the Purchase Price Allocation, and no party will be required to litigate before any court any proposed deficiency or adjustment by any Governmental Authority challenging the Purchase Price Allocation, as applicable.

Section 1.10 Time and Place of Closing.

(a) Subject to the terms and conditions of this Agreement, the closing of the Acquisition Transactions (the “Closing”) shall take place via the electronic exchange of duly executed signature pages and other required documentation on (i) the Business Day that is two (2) Business Days following the satisfaction (or, to the extent permitted by applicable Law, waiver) of all of the conditions set forth in Article 8 (except for those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at the Closing), or (ii) at such other time, date and place as may be mutually agreed upon in writing by the parties. The date on which the Closing actually occurs is hereinafter referred to as the “Closing Date”. All actions to be taken and all documents to be executed and delivered by the parties at the Closing, to the extent such actions are taken and such documents are executed at delivered at or prior to the Closing, shall be deemed to have been taken and executed simultaneously at the Closing.

(b) The parties hereto agree that, should the Closing occur, the effective time and date of the Acquisition Transactions shall be 12:01 am Houston, Texas, time on the Closing Date (the “Effective Time”).

Section 1.11 Deliveries at Closing.

(a) At or prior to the Closing, the Seller Parties shall deliver (or cause to be delivered) to Purchaser the following (as to items (ii), (iii), (iv), (vi), (vii) and (viii) below, in the forms attached hereto as Exhibit B, Exhibit C, Exhibit D, Exhibit E, Exhibit F and Exhibit G, respectively):

(i) Certificates of good standing (or substantively similar certificates) for each of the Seller Parties and DCEC, certified by the Secretary of State of the State of Texas, with respect to the Seller Parties, and the Secretary of State of the State of Delaware, with respect to DCEC, and each other jurisdiction set forth on Schedule 2.1(a) where such parties are qualified to do business, in each case dated within ten (10) Business Days prior to the Closing Date;

(ii) A bill of sale, assignment and assumption Agreement, in a form mutually agreed upon between Purchaser and the Seller Parties (the “Bill of Sale”), executed by each of the Seller Parties;

(iii) Restrictive covenant agreements with each Seller Party, each Member, and Ray Waddell (the “Restrictive Covenant Agreements”), executed by each such Seller Party, each Member, and Ray Waddell;

(iv) Employment agreements with each Key Employee, in forms mutually agreed upon between Purchaser and each such Key Employee (the “Employment Agreements”), executed by each such Key Employee;

(v) An amended (or amended and restated) Stonebraker Retention Agreement, in form and substance mutually agreed upon among Seller, Purchaser and Mr. Stonebraker and consistent with Section 6.7(e) (such amended and restated agreement or, the Stonebraker Retention Agreement as so amended, the “Amended Stonebraker Retention Agreement”), executed by Mr. Stonebraker;

(vi) Lock-up agreements with each Member and Beneficial Owner who receives any Stock Consideration (collectively, the “Lock-Up Agreements”), executed by each such Member and Beneficial Owner;

(vii) The escrow agreement by and among Purchaser, the Sellers’ Representative and the Escrow Agent (the “Escrow Agreement”), executed by the Sellers’ Representative;

(viii) An assignment of membership interest with respect to the DCEC 50% Membership Interest, in a form mutually agreed upon between Purchaser, Seller and DCEC as of the Signing Date (the “Assignment of Membership Interest”), executed by Seller;

(ix) (A) Payoff letters or other evidence of, upon receipt of payment therefor, discharge and extinguishment, in form and substance satisfactory to Purchaser, with respect to the Closing Indebtedness and (B) invoices with respect to the Closing Transaction Expenses, to the extent available from third parties;

(x) A certificate dated as of the Closing Date signed by each of the Seller Parties (A) attaching resolutions of the appropriate governing bodies or Persons of such Seller Party, and with respect to such certificate of Seller, also attaching resolutions of the appropriate governing bodies or Persons of DCEC and CEC Electrical, in each case approving the execution, delivery and performance of this Agreement and the consummation of the Acquisition Transactions (including, for the avoidance of doubt, the transfer of the DCEC 50% Membership Interest to Purchaser) and (B) attaching incumbency of the officer(s) of the Seller Parties executing this Agreement and any other Acquisition Document;

(xi) All consents, waivers, approvals, authorizations, qualifications and Orders of Governmental Authorities or any other Persons that are necessary (A) in connection with the Seller Parties’ execution and delivery of the Acquisition Documents or performance of the transactions contemplated thereunder, or (B) to enable Purchaser to own the Assets (including the Assumed Contracts) and conduct the Business following the Closing in substantially the same manner as the Assets are owned and the Business is being conducted by the Seller Parties immediately prior to the Closing, including those set forth on Schedule 1.11(a)(xi);

(xii) A duly and validly completed IRS Form W-9 executed by each of the Seller Parties;

(xiii) All agreements, amendments, consents and other documents reasonably necessary to accomplish the transfer to and assumption by Purchaser of the Transferred Benefit Programs, subject to prior review and approval by Purchaser (such approval not to be unreasonably withheld, conditioned or delayed), including (A) an amendment to the CEC 401(k) Retirement Plan assigning such plan and any related Contracts and agreements with service providers to Purchaser; (B) reasonable evidence of acceptance or consent by insurers, trustees, recordkeepers, and service providers to the transfer of the Transferred Benefit Programs to Purchaser as may be reasonably necessary to effectuate the continuation of all applicable insurance, Contracts, service and other agreements in connection with the assumption by Purchaser of the Transferred Benefit Programs (which evidence may include emails) or other reasonable evidence that such applicable insurance policies have been assigned to Purchaser; (C) amendments to all Seller health and welfare plans that are Transferred Benefit Programs, assigning such plans and any related Contracts and agreements with providers to Purchaser; (D) documentation evidencing the extension of stop-loss policy coverage through December 31, 2025 or December 31, 2026, and documentation evidencing acceptance by the issuer thereof to the transfer of such policy to Purchaser (which evidence may include emails), and (E) Seller resolutions effectuating all other necessary actions to transfer the Transferred Benefit Programs;

(xiv) With respect to each Real Property Lease, an assignment of such Real Property Lease in reasonable and customary form mutually agreed upon between Purchaser, the Seller Parties and the applicable landlord (the “Real Property Lease Assignments”), executed by the applicable Seller Party and the applicable landlord;

(xv) With respect to each Real Property Lease that constitutes an Affiliate Agreement, (A) tenant and landlord estoppels in reasonable and customary forms mutually agreed upon between Purchaser, the Seller Parties and the applicable landlord, executed by the applicable Seller Party and the applicable landlord; and (B) a lease subordination, non-disturbance and attornment agreement, in a reasonable and customary form mutually agreed upon between Purchaser, the Seller Parties and the applicable landlord and lender, executed by the applicable Seller Party, the applicable landlord and the applicable lender;

(xvi) All Contracts and other documentary evidence executed in connection with, or otherwise relating to, the authorization, approval and consummation of the Contribution, in form and substance reasonably satisfactory to Purchaser, executed by Seller and all applicable counterparties thereto;

(xvii) Evidence of issuance of each of the D&O Policy, the EPL Policy, the Pollution Policy and the Discontinued Operations Policy, in form and substance reasonably satisfactory to Purchaser, as required pursuant to Section 6.23;

(xviii) An amended (or amended and restated) Aubrey Retention Agreement, in form and substance mutually agreed upon among Seller, Purchaser and Mr. Aubrey and consistent with Section 6.7(f) (such amended and restated agreement or, the Aubrey Retention Agreement as so amended, the “Amended Aubrey Retention Agreement”), executed by Mr. Aubrey; and

(xix) Such other documents as may be reasonably necessary to consummate the Acquisition Transactions, as reasonably requested by Purchaser.

(b) At or prior to the Closing, Purchaser shall deliver (or cause to be delivered) to the Seller Parties the following:

(i) The Bill of Sale, executed by Purchaser;

(ii) The Restrictive Covenant Agreements, executed by Purchaser;

(iii) The Employment Agreements, executed by Purchaser;

(iv) The Lock-Up Agreements, executed by STRL;

(v) The Escrow Agreement, executed by Purchaser and the Escrow Agent;

(vi) The Assignment of Membership Interest, executed by Purchaser;

(vii) Written evidence of submission by Purchaser or STRL of instructions to the registrar and transfer agent for the STRL Common Stock for the issuance to the Members of the shares of STRL Common Stock issuable as Stock Consideration; and

(viii) A certificate dated as of the Closing Date signed by each of Purchaser and STRL (A) attaching resolutions of the appropriate governing bodies of Purchaser and STRL approving the execution, delivery and performance of this Agreement and the consummation of the Acquisition Transactions and (B) attaching incumbency of the officer(s) of Purchaser and STRL executing this Agreement and any other Acquisition Document;

(ix) Evidence, in form and substance reasonably satisfactory to the Sellers’ Representative, that the R&W Policy has been issued and bound and that such R&W Policy is on the terms specified in the R&W Policy Binder Agreement;

(x) Evidence of resolutions duly adopted by the board of directors of Purchaser or an Affiliate of Purchaser approving the adoption by of the Transferred Benefit Plans by Purchaser or an Affiliate of Purchaser, effective at Closing;

(xi) The Real Property Lease Assignments, duly executed by Purchaser; and

(xii) Such other documents as may be reasonably necessary to consummate the Acquisition Transactions, as reasonably requested by any Seller Party.

Section 1.12 Prorations.

(a) To the extent not included in the calculations of Closing Net Working Capital, Closing Indebtedness, or Closing Transaction Expenses or otherwise prorated pursuant to this Agreement, all (i) water, sewer, electricity, gas and other utility charges, if any, applicable to the Business, (ii) payments or receipts applicable to the Assets, including under the Assumed Contracts, and (iii) ad valorem taxes imposed upon the Assets (collectively, the “Proration Items”) that relate, in whole or in part, to periods prior to the Effective Time, shall be apportioned to the

Effective Time, and Representatives of the Seller Parties and Purchaser will examine all relevant books and records of the Business as of the Effective Time in order to make the determination of the apportionments. The net amount of all Proration Items will be settled and paid on the Closing Date. In the event that the amount of any of the Proration Items is not known by the Seller Parties and Purchaser at the Closing, the proration shall be made based upon the amount of the most recent cost of such Proration Item to the Seller Parties. After Closing, Purchaser, on the one hand, and the Seller Parties, on the other hand, shall provide to the other party written notice five (5) Business Days after receipt of any third-party invoice relating to any Proration Item so estimated. Within ten (10) Business Days thereafter, Purchaser and the Seller Parties shall each make any payments to the other that are necessary to compensate for any difference between the proration made at the Closing and the correct proration based on the applicable third-party invoice.

(b) In the event that either a Seller Party or Purchaser pays a Proration Item (the “Payor”) (other than if and to the extent included in the Assumed Liabilities) for which the other party (the “Payee”) is obligated in whole or in part under this Section 1.12, the Payor shall present to the Payee evidence of payment and a statement setting forth the Payee’s proportionate share of such Proration Item, and the Payee shall promptly pay such share to the Payor. In the event either party (the “Recipient”) receives payments, or the benefits of payments, of a Proration Item to which the other party (the “Beneficiary”) is entitled in whole or in part under this Agreement, the Recipient shall promptly pay such amount to the Beneficiary.

Section 1.13 Withholding. Purchaser and the Seller Parties acknowledge that no withholding is required under current Applicable Law with respect to the Acquisition, so long as the Seller Parties’ representations and warranties set forth in Section 2.17(k) and Section 2.17(l) are accurate and the Seller Parties timely deliver IRS Form W-9 in accordance with Section 1.11(a)(xii); provided, that notwithstanding the foregoing, upon a change in Applicable Law on or after the Signing Date, Purchaser shall be entitled to deduct and withhold from any future amounts payable or otherwise deliverable pursuant to this Agreement such amounts as may be required to be deducted or withheld therefrom under Applicable Law. To the extent amounts are so required to be deducted or withheld, Purchaser shall use commercially reasonable efforts to provide the Sellers’ Representative a reasonable opportunity to provide forms or documentation that would reduce the applicable amount of, or exempt such amounts from, withholding. To the extent such amounts are so deducted or withheld, such amounts will be treated for all purposes of this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

Section 1.14 Stock Consideration Certificates.

(a) Except as provided below, any certificates issued in respect of or in exchange for the shares of STRL Common Stock issuable as Stock Consideration shall include an endorsement typed or otherwise denoted conspicuously thereon of the following legend (along with any other legends that may be required under applicable Laws):

“THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (“THE ACT”), AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO TRANSFER MAY BE EFFECTED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT RELATED THERETO OR UNLESS THE COMPANY HAS RECEIVED AN OPINION OF COUNSEL IN A FORM SATISFACTORY TO THE COMPANY THAT SUCH SHARES MAY BE TRANSFERRED PURSUANT TO RULE 144 OR ANOTHER AVAILABLE EXEMPTION UNDER THE ACT AND THE RULES AND REGULATIONS THEREUNDER.

THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS ON TRANSFER SET FORTH IN A LOCK-UP AGREEMENT, DATED AS OF [________], 2025, BY AND AMONG THE COMPANY, THE COMPANY’S SECURITY HOLDER AND/OR SUCH SECURITY HOLDER’S DESIGNEE NAMED THEREIN. A COPY OF SUCH LOCK-UP AGREEMENT WILL BE FURNISHED WITHOUT CHARGE BY THE COMPANY TO THE HOLDER HEREOF UPON WRITTEN REQUEST.”

In the event the STRL Common Stock issuable as Stock Consideration hereunder is represented by book-entry account on the books and records of STRL’s transfer agent, such book-entry shall include, except as provided below, such a restrictive legend.

(b) In order to induce the Members to enter into this Agreement, Purchaser hereby agrees that on and following (i) the twelve (12) month anniversary of the Closing (the “12-Month Lock-Up End Date”), with respect to 25% of the STRL Common Stock issuable or issued as Stock Consideration hereunder and (ii) the eighteen (18) month anniversary of the Closing (the “18-Month Lock-Up End Date” and, collectively with the 12-Month Lock-Up End Date, the “Lock-Up End Dates” and each a “Lock-Up End Date”), with respect to the remaining STRL Common Stock issuable or issued as Stock Consideration hereunder, Purchaser shall cause STRL to promptly take all actions reasonably requested by the Seller Group Members, as applicable, to permit such Seller Group Members to sell STRL Common Stock issued as Stock Consideration hereunder pursuant to and in compliance with Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), subject to and in compliance with STRL’s Insider Trading Policy, if applicable, including the removal of any “restrictive” legend on certificates or “restrictive” notations on the book-entry evidencing such STRL Common Stock, and providing an opinion of counsel at STRL’s expense if requested by the transfer agent in connection with such removal; provided, that, if a Lock-Up End Date falls on any day other than a Business Day, the Lock-Up End Date, as applicable, will be deemed to be the next Business Day. Without limitation of the foregoing, (i) at least two weeks prior to the expiration of the applicable Lock-Up End Date, Purchaser shall, and shall cause STRL to (x) inquire with its transfer agent to obtain a list of all required documentation to remove any restrictive legend on certificates or restrictive notations on the book-entry evidencing the applicable portion of the STRL Common Stock issuable or issued as Stock Consideration, which list shall be shared with Seller’s Representative as promptly as reasonably practicable after receipt thereof and (y) prepare, and provide to Sellers’ Representative for review and approval, all required documentation to remove any restrictive legend on certificates or restrictive notations on the book-entry evidencing the applicable portion of the STRL Common Stock issuable or issued as Stock Consideration, including any issuer counsel legal opinion that may be required by STRL’s transfer agent, (ii) at least one week prior to the expiration of the applicable Lock-Up End Date, Purchaser shall, and shall cause STRL, to provide to STRL’s transfer agent fully compiled and duly executed documentation necessary to effectuate the removal of any such restrictive legend on certificates or restrictive notations on the book-entry evidencing the applicable portion of the STRL Common Stock issuable or issued as Stock Consideration, (iii) on the day immediately prior to the applicable Lock-Up End Date, Purchaser shall, and shall cause STRL to, confirm with STRL’s transfer agent that everything necessary to process and effect the removal of any such restrictive legend on certificates or restrictive notations on the book-entry evidencing the applicable portion of the STRL Common Stock issuable or issued as Stock Consideration as of the applicable Lock-Up End Date has been received by STRL’s transfer agent, and (iv) at the earliest practicable time during the transfer agent’s ordinary business hours on the applicable Lock-Up End Date, Purchaser shall, and shall cause STRL and STRL’s transfer agent to, confirm in writing to Sellers’ Representative the effective removal of any such restrictive legend on certificates or restrictive notations on the book-entry evidencing the applicable portion of the STRL Common Stock issuable or issued as Stock Consideration as of the applicable Lock-Up End Date; provided, however, that as long as all restrictive legends or notations are removed from the applicable portion of STRL Common Stock on the applicable Lock-Up End Date, the failure by Purchaser or STRL to complete the applicable actions by the applicable deadlines described in the preceding clauses (i)-(iii) of this Section 1.14(b) shall not be deemed or construed in any way as a breach of this Section 1.14(b) by the Purchaser or STRL. Notwithstanding the foregoing, each of the applicable Seller Group Members shall provide STRL, its counsel or the transfer agent with evidence reasonably requested by the transfer agent to cause the removal of any such restrictive legend or notation, including any information required by STRL’s transfer agent to determine that the legend or notation, as applicable, is no longer required under the Securities Act or applicable state Laws, including a certification that (i) the applicable Seller Group Member is not an “affiliate” (as defined in Rule 144(a)(1) under the Securities Act) of STRL (and a covenant to inform STRL if such Seller Group Member should thereafter become such an “affiliate” of STRL and to consent to either exchange any certificate representing the STRL Common Stock being issued as the Stock Consideration for one bearing an appropriate restrictive legend or have a restrictive notation added to such Seller Group Member’s book-entry) and (ii) the length of time the STRL Common Stock issued as Stock Consideration has been held by such Seller Group Member, in substantially the same form as attached as an annex to the Lock-Up Agreement.

ARTICLE 2

REPRESENTATIONS AND WARRANTIES OF THE SELLER PARTIES

Except as set forth in an applicable Schedule, the Seller Parties, jointly and severally, represent and warrant to each of Purchaser and STRL that the statements set forth in this Article 2 are true and correct as of the date of this Agreement and as of the Closing:

Section 2.1 Organization; Qualification; and Capitalization.

(a) Each of Seller and MCEC is duly organized, validly existing and in good standing as a limited liability company under the laws of the State of Texas. DCEC is duly organized, validly existing and in good standing as a limited liability company under the laws of the State of Delaware. Each of Seller, MCEC and DCEC is duly qualified to do business and is in good standing in each of the jurisdictions set forth on Schedule 2.1(a), which are all of the states or other jurisdictions in which either ownership or use of the rights, assets and properties of Seller, MCEC and DCEC (including the Assets), or conduct of the business of Seller, MCEC and DCEC (including the Business), requires such qualification.

(b) The Members own all authorized and outstanding membership interests or other Equity Interests in Seller, and there are no outstanding options, warrants, rights (including conversion or preemptive rights) or other Contracts, whether absolute or contingent, obligating Seller to purchase, issue or sell any Equity Interests or any instruments convertible into or exchangeable for such Equity Interests by, from or to any other Person. Seller owns (i) all authorized and outstanding membership interests or other Equity Interests in MCEC and (ii) 50% of all authorized and outstanding membership interests or other Equity Interests in DCEC. There are no outstanding options, warrants, rights (including conversion or preemptive rights) or other Contracts, whether absolute or contingent, obligating MCEC or DCEC to purchase, issue or sell any Equity Interests or any instruments convertible into or exchangeable for such Equity Interests by, from or to any other Person.

(c) Except as set forth on Schedule 2.1(c), none of Seller, MCEC or DCEC owns, directly or indirectly, any Equity Interests or similar interest in, or any interest convertible into or exchangeable or exercisable for, at any time, any Equity Interests or similar interest in any Person.

(d) None of Seller, MCEC or DCEC is obligated or committed to provide funds to or make any investment (whether in the form of a loan, capital contribution, or otherwise) in any other Person. The Seller Group Members do not engage in the Business other than through the Seller Parties and their subsidiaries.

Section 2.2 Authority and Validity.

(a) Each Seller Party has the full power and authority necessary to (i) execute, deliver and perform his, her or its obligations under the Acquisition Documents to be executed and delivered by such Seller Party, and to consummate the Acquisition Transactions, (ii) carry on the Business as it has been and is now being conducted, and (iii) own and lease the rights, properties and assets which he, she or it now owns or leases (including the Assets).

(b) The execution, delivery and performance of the Acquisition Documents have been duly authorized by all necessary action of the Members and the requisite governing bodies of the other Seller Parties. The Acquisition Documents to which any Seller Party is a party have been or will be, as the case may be, duly executed and delivered by such Seller Party and constitute or will constitute (assuming due authorization, execution and delivery by Purchaser and/or other counterparties thereto) the legal, valid and binding obligations of such Seller Party, enforceable in accordance with their respective terms, except as may be limited by bankruptcy, insolvency, or other laws affecting creditors’ rights generally, or as may be modified by a court of equity.

Section 2.3 Noncontravention. Except as set forth on Schedule 2.3, the execution, delivery and performance by each Seller Party of this Agreement and the other Acquisition Documents to be executed and delivered by such Seller Party, as applicable, and the consummation of Acquisition Transactions do not and will not:

(a) require the consent of or notice to any Governmental Authority or any other third party;

(b) conflict with any provision of such Seller Party’s organizational documents (if any);

(c) conflict with or result in a violation of any Law, ruling, judgment, Order or injunction of any court or Governmental Authority to which such Seller Party is subject or by which such Seller Party or any of its rights, assets or properties are bound;

(d) conflict with, constitute grounds for termination of, result in a breach of, constitute a default under, require any notice under, or accelerate or permit the acceleration of any performance required by the terms of any Contract to which such Seller Party is a party or by which such Seller Party or any of its rights, assets or properties are bound (including the Assumed Contracts); or

(e) create any Lien upon any of the Assets or any other of the rights, assets or properties of such Seller Party, other than any Liens granted or created by (or at the direction of) Purchaser or its Affiliates, or result in the acceleration of the maturity of any payment date of any of the Assumed Liabilities, or increase or adversely affect the obligations of such Seller Party under any of the Assumed Liabilities (or, following the Effective Time, the obligations of Purchaser under any of the Assumed Liabilities).

Section 2.4 Organizational Documents of Seller Parties, Books and Records. True, correct and complete copies of all organizational documents of each of Seller, MCEC and DCEC, and any and all amendments thereto, have been provided to Purchaser. The books and records of Seller Parties related to the operation of the Business and minute books, written consents and other similar records have been made available to Purchaser and contain true, complete and accurate records of the operation of the Business and actions of Seller Parties.

Section 2.5 Financial Statements.

(a) Attached hereto as Schedule 2.5(a) are the (i) audited consolidated financial statements of Seller and MCEC and the unaudited financial statements of DCEC, consisting of the balance sheets thereof as of December 31, 2024, December 31, 2023 and December 31, 2022 and the related statements of income and cash flow for the years then ended (collectively, the “Annual Financial Statements”), and (ii) unaudited consolidated balance sheet of Seller and MCEC and unaudited balance sheet of DCEC (collectively, the “Balance Sheet”) thereof as at March 31, 2025 (the “Balance Sheet Date”) and the related internally prepared statements of income and cash flow for the three-month period then ended (collectively, the “Interim Financial Statements” and together with the Annual Financial Statements, the “Financial Statements”).

(b) The Financial Statements are true, correct and complete, and, except as set forth on Schedule 2.5(b), have been prepared in accordance with GAAP on a basis consistent with the Seller Accounting Principles. The Financial Statements present fairly in all material respects the financial position of each of Seller, MCEC and DCEC and the Business, as applicable, as of the dates indicated and present fairly in all material respects the results of the operations of Seller, MCEC and DCEC and the Business, as applicable, for the periods then ended. The Financial Statements of Seller and MCEC have been prepared in accordance with the books and records of the Business, which have been properly maintained and are true, complete and correct in all material respects. No Seller Party has received any written (or, to the Knowledge of Seller, verbal) advice or notification that such Seller Party has used any improper accounting practice that would have the effect of not reflecting or incorrectly reflecting in the Financial Statements or the books and records, any properties, assets, Liabilities, revenues or expenses.

(c) Except as set forth on Schedule 2.5(c), there is no Indebtedness owed or guaranteed by any Seller Party with respect to the Business.

Section 2.6 Absence of Changes. Except as set forth on Schedule 2.6, and except as contemplated by this Agreement, since December 31, 2024, each of Seller, MCEC and DCEC has conducted the Business only in the Ordinary Course of Business consistent with past practice, and none of Seller, MCEC, DCEC or the Business has:

(a) Suffered any event, occurrence or development that has had or would reasonably be expected to have a Material Adverse Effect;

(b) Amended or modified the organizational documents of Seller, MCEC or DCEC;

(c) Created or formed any subsidiary;

(d) Incurred any Liability of any nature other than items incurred in the Ordinary Course of Business, consistent with past practice, or increased (or experienced any change in the assumptions underlying or the methods of calculating) any bad debt, contingency or other reserve;

(e) Paid, discharged or satisfied any Lien or Liability other than in the Ordinary Course of Business, consistent with past practice;

(f) Compromised or settled any debts, claims or rights relating to Seller, MCEC or DCEC or the Business;

(g) Sold, assigned, disposed of or otherwise transferred, or subjected to any Lien, any material rights, properties or assets (including any tangible asset or any Patent, Trademark, trade name, Copyright or other intangible asset);

(h) Purchased, acquired or leased any material assets or properties, whether real or personal, tangible or intangible;

(i) (i) entered into any commitments or transactions not in the Ordinary Course of Business, consistent with past practice, involving aggregate value in excess of $100,000, (ii) made aggregate capital expenditures (or series of capital expenditures) or commitments in excess of $100,0000 in the aggregate, or (iii) failed to make capital expenditures as are reasonably necessary in connection with the operation of the Business;

(j) Incurred, assumed or guaranteed any Indebtedness in an aggregate amount exceeding $100,000, except unsecured current obligations and liabilities incurred in the Ordinary Course of Business;

(k) Made any change in any method of accounting or accounting practice;

(l) (i) increased any salaries, wages, compensation or employee benefits, or made any arrangement for payment of any bonus or special compensation for any employee or independent contractor, or (ii) adopted, modified or terminated any Benefit Program;

(m) Entered into, terminated or amended any severance, employment or retention agreement with any Employee;

(n) Hired, committed to hire or terminated any employee or independent contractor;

(o) Terminated, renewed, transferred, assigned, amended or modified any Contract to which Seller, MCEC or DCEC is or was a party, suffered any loss or termination or threatened loss or termination of any existing business arrangement, customer or supplier, or waived, released, compromised or assigned any rights or claims related to or benefiting the Business;

(p) Commenced any litigation involving any right, property, asset or Liability of the Business, or settled any litigation involving any right, property, asset or Liability of the Business;

(q) Issued, sold, or otherwise transferred, directly or indirectly, any interest in the Business (including any Equity Interests in Seller, MCEC or DCEC);

(r) (i) accelerated collection of receivables outside of the Ordinary Course of Business, (ii) offered discounts in connection with its services, including, without limitation, for early payment, or (iii) delayed payment of any payables or other obligations outside of the Ordinary Course of Business;

(s) Adopted of any plan of merger, consolidation, reorganization, liquidation or dissolution, or filing of a petition in bankruptcy under any provisions of federal or state bankruptcy Law, or consented to the filing of any bankruptcy petition against Seller, MCEC or DCEC under any similar Law;

(t) (i) acquired any Person or all or a portion of its business or properties or assets (whether by merger, sale of stock, sale of assets or otherwise), other than purchase of inventory from such Person in the Ordinary Course of Business, or (ii) entered into new line of business or commenced business operations in any jurisdiction in which Seller, MCEC or DCEC was not previously operating;

(u) Suffered any damage, destruction or loss (whether or not covered by insurance) to any assets (including the Assets) in excess of $50,000;

(v) Terminated, amended or modified, or failed to renew or preserve any Permit;

(w) Abandoned, cancelled, permitted to lapse, dedicated to the public, failed to renew, failed to protect or enforce, transferred, assigned, or licensed any of its Intellectual Property;

(x) (i) made or changed any Tax elections outside the Ordinary Course of Business, (ii) changed any accounting methods, or entered into any closing agreement, settlement or compromise of any claim or assessment, in each case in respect of Taxes, (iii) incurred any liability for Taxes other than in the Ordinary Course of Business, (iv) consented to any extension or waiver of any limitation period with respect to any claim or assessment for any Taxes, (v) prepared any Tax Returns in a manner which is inconsistent with the past practices of Seller, MCEC, DCEC or the Business, (vi) filed any amended Tax Return, (vii) surrendered a right to claim a refund of Taxes with respect to the income, operations or property of Seller, MCEC, DCEC or the Business, or (viii) settled any claim relating to Taxes; or

(y) Agreed, whether in writing or otherwise, to take any action described in this Section 2.6.

Section 2.7 No Undisclosed Liabilities. No Seller Party has any Liabilities with respect to the Business or the Assets of any kind, except those which (a) are reflected or reserved against in the Balance Sheet as of the Balance Sheet Date, or (b) have been incurred in the Ordinary Course of Business consistent with past practice since the Balance Sheet Date and which are not material in amount, individually or in the aggregate.

Section 2.8 Litigation and Claims. Except as listed on Schedule 2.8 hereto, (a) there are no, and for the past five (5) years there have not been any, Legal Proceedings pending or, to the Knowledge of Seller, threatened orally or in writing involving any Seller Party with respect or related to the Business or the Assets, and (b) there are no judgments against or consent decrees binding on any Seller Party with respect to the Business or the Assets or, to the Knowledge of Seller, any licensed professional, Employee or other service provider employed by, contracted for or otherwise relating to the Business. To the Knowledge of Seller, no facts or circumstances exist that could reasonably be expected to give rise to any Legal Proceedings relating to the Business or the Assets. No Seller Party intends to initiate any Legal Proceedings relating to or affecting the Business or the Assets.

Section 2.9 Compliance with Laws; Permits.

(a) In the past six (6) years no Seller Party has been, and no Seller Party currently is, in violation of any applicable Law, Order, injunction or decree, or any other requirement of any Governmental Authority or court binding on it or relating in any way to the Business or the Assets (including, without limitation, any advertising, sales or pricing practices related thereto). No Seller Party has received any written or verbal notice or other communication indicating it has defaulted under, breached, or otherwise violated any such Law, Order, injunction, decree, or other requirement of a Governmental Authority or court, and no condition exists that with or without notice or lapse of time or both would constitute such a default, breach or violation.

(b) Neither any Seller Party nor any of its Affiliates, nor anyone associated with or acting on its or their behalf, has at any time directly or indirectly (i) violated or engaged in any activity, practice or conduct which would violate, or received any communication from any Governmental Authority alleging that such Person violated or may have violated, any Anti-Bribery Law; (ii) used corporate funds or assets for any unlawful contribution, gift, entertainment or other unlawful expense, or made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment; or (iii) offered, promised, paid, given or authorized the payment or giving of money or anything else of value to any Governmental Official, or other Person while knowing or having reason to believe that some portion or all of the payment or thing of value would be offered, promised or given, directly or indirectly, to a Governmental Official or another Person for the purpose of influencing any act or decision of such Governmental Official or such Person in his, her or its official capacity, including a decision to do or omit to do any act in violation of his, her or its lawful duties or proper performance of functions or inducing such Governmental Official or such Person to use his, her or its influence or position with any Governmental Authority or other Person to influence any act or decision, in each case, in order to obtain or retain business for, direct business to, or secure an improper advantage for, the Business or any Seller Party or any of its Affiliates with respect to the Business.

(c) All Permits required to conduct the Business are set forth on Schedule 1.1(d) (the “Business Permits”) and are valid and in full force and effect. Schedule 2.9(c) correctly describes each Business Permit, together with the name of the state in which such Permit is issued and the expiration date of such Permit. Except as set forth on Schedule 2.9(c), each Business Permit is valid and in full force and effect for the benefit of Seller, MCEC and/or DCEC, as applicable, is not subject to any change of control limitation, is transferable to Purchaser, and will continue in full force and effect after the Closing, and no condition exists that with notice or lapse of time, or both, would constitute a default under any of the Business Permits. The Seller Parties have conducted the Business in compliance with, and are in compliance with, all Business Permits. No Seller Party has received notice of any threatened or recommended revocation, limitation, withdrawal, suspension or cancellation of any Business Permit and, to the Knowledge of Seller, no cause exists therefor.

Section 2.10 Assets; Equipment; Inventory.

(a) Except as set forth on Schedule 2.10(a), the Seller Parties (i) have good, valid and marketable title to (subject to Permitted Liens), or in the case of Assets held under a lease or other Contract, a valid leasehold interest in or license to, all of the Assets, (ii) own or lease the Assets free and clear of all Liens other than Permitted Liens, and (iii) will, upon the Closing and subject to obtaining to consents and providing the notices set forth in Schedule 2.3, convey good, valid and marketable title to, or a valid leasehold interest in or license to, the Assets to Purchaser free and clear of any and all Liens other than any Liens granted or created by (or at the direction of) Purchaser or its Affiliates.

(b) The items set forth on Schedule 6.22(a) constitute all of the material Assets owned, leased or otherwise used in the operation of the Business by the Members. Except as set forth on Schedule 6.22(a) no Person other than Seller, MCEC or DCEC has any right, title, or interest, directly or indirectly, in or to any Assets, other than third party lessors of leased Assets or pursuant to Permitted Liens. Subject to the consummation of the Contribution, the Assets constitute all of the properties and assets used in or necessary to conduct the Business as conducted prior to the Closing. The Assets will be sufficient for the conduct and operation of the Business by Purchaser at and following the Closing in substantially the same manner as conducted and operated prior to the Closing. The Seller Parties (i) legally hold all Permits required in connection with the ownership, use and operation of their respective Assets (including, without limitation, all Equipment) and (ii) are presently, and have for the past five (5) years been, in compliance in all respects with all such Permits and other applicable Laws relating to the ownership, use and operation of their respective Assets.

(c) All of the Assets (i) are in good operating condition and repair, ordinary wear and tear excepted, (ii) are suitable for the purposes for which they are being used and currently planned to be used by the Seller Parties, and (iii) have been maintained in accordance with normal industry practice. All of the Assets, whether owned or leased, are in the possession and control of the Seller Parties and are located at either (x) the premises identified on Schedule 2.10(c) or (y) the job site applicable to an item included in the Work in Process list on Schedule 1.1(c) (each such job site location, a “WIP Job Site”). All budgets of the Seller Parties or relating to the Business covering capital expenditures, maintenance and repairs with respect to the Assets currently in effect or maintained within the past three (3) years contemplate expenditures sufficient to maintain the Assets in reasonable and adequate operating condition. The Assets which are tangible properties are free of any material structural or engineering defects, and there has not been any material interruption of the Business due to inadequate maintenance or obsolescence of such Assets.

(d) The items set forth on Schedule 1.1(a) constitute all of the Equipment owned, leased or otherwise used in the operation of the Business, and each item set forth on Schedule 1.1(a) is located at either the premises identified on Schedule 2.10(d) or a WIP Job Site. Schedule 2.10(d) sets forth each item of Equipment that is leased by a Seller Party and used or necessary for the conduct of the Business, and the Seller Parties have delivered to Purchaser a true and complete list of all Contracts pursuant to which any Seller Party leases such Equipment, together with any amendments, modifications, or supplements thereto (collectively, the “Equipment Leases”). No Seller Party is in breach of or default under (and no event has occurred that, with due notice or lapse of time or both, may constitute such a breach of or default under) Equipment Lease, and, to the Knowledge of Seller, no other party is in breach of or default under any such Equipment Lease.

(e) The items set forth on Schedule 1.1(b) constitute all of the Inventory owned, leased or otherwise used in the operation of the Business, and each item set forth on Schedule 1.1(b) is located at either the premises identified on Schedule 2.10(e) or a WIP Job Site. Each item of Inventory is (i) free of any Liens, material defect or other deficiency; (ii) not held by any Seller Party on a consignment basis; (iii) merchantable and fit for the purpose for which it was procured or manufactured; and (iv) as of the dates set forth therein, properly reflected in the applicable Financial Statements in all material respects. Except as to items of Inventory that have been written down on the face of the applicable Financial Statements, none of the Inventory is slow-moving or obsolete, damaged or defective (and any item of Inventory that has been so written down has been reserved against to its net realizable value). The Inventory currently on-hand is in an amount consistent with the period average of Inventory maintained by the Seller Parties necessary to operate the Business in the Ordinary Course of Business.

Section 2.11 Real Property.

(a) Schedule 2.11(a) sets forth: (i) a correct and complete list of all real property that is owned by any Seller Party in connection with the operation of the Business (the “Owned Real Property”), including the street address of each parcel of Owned Real Property, and (ii) a correct and complete list of all real property that is leased subleased, licensed, or ground leased by any Seller Party in connection with the operation of the Business (the “Leased Real Property” and, together with the Owned Real Property, collectively, the “Real Property”), and a list, as of the date of this Agreement, of all leases, subleases, ground leases, licenses, and any other real property agreement pursuant to which any Seller Party occupies, operates and/or uses the Leased Real Property (including, any guaranties, modifications, amendments, or supplements of the foregoing, collectively, “Real Property Leases”) including the street address of each parcel of Leased Real Property and the identification of the lessee and lessor thereunder. The Leases have not been assigned, modified, supplemented or amended in any respect, except as set forth on Schedule 2.11(a). The Seller Parties have made correct and complete copies of each of the Real Property Leases available to Purchaser. The applicable Seller Party has good, valid and marketable fee simple title to its Owned Real Property. The Real Property constitutes all of the real property used or occupied by Seller, MCEC, DCEC and/or the Business.

(b) There are no leases, subleases, licenses, concessions or other Contracts entered into by any Seller Party granting to any Person other than another Seller Party the right of use or occupancy of all or any portion of the Owned Real Property.

(c) Neither the condition, nor the use of the any Real Property by any Seller Party contravenes or violates any applicable zoning, use, occupancy, building, wetlands or environmental regulation, ordinance or other applicable Law relating to the operation of the Real Property in connection with the Business.

(d) Except as set forth in Schedule 2.11(d), each of the Real Property Leases is in full force and effect, valid and binding on the tenant and the landlord thereunder. The applicable Seller Party to such Real Property Leases has not received any written or oral notice of a violation, breach or default thereunder or of any event that with the passage of time or failure to give notice would constitute a violation, breach or default thereunder. All rents, charges, and other payments due under the applicable Real Property Leases have been paid, as set forth in the Lease, and the Seller Party under each Real Property Lease has not prepaid any rent or other charges.

(e) Except as set forth in Schedule 2.11(e), the Seller Parties are in sole possession of the Leased Real Property and have not assigned, licensed, subleased, transferred, conveyed, mortgaged, encumbered or otherwise granted to any Person all or any portion of its respective interest in any of the Real Property Leases or the right to use or occupy such Leased Real Property.

(f) None of the Seller Parties have granted to any third party or parties any options, rights of first offer or first refusal or any other similar right to purchase the Owned Real Property or any portion or interest therein. None of the Seller Parties is obligated under any outstanding and exercised options, rights of first offer or first refusal to purchase any of the Leased Real Property.

(g) Neither the Seller Parties nor any of their respective Affiliates has received written or oral notice from any Governmental Authority or other Person of any pending, threatened or contemplated condemnation proceeding affecting any of the Real Property or any portion thereof. The occupancy, use and operation by the applicable Seller Party of the Real Property for the operation of the Business complies with all applicable Laws.

(h) There are no pending property insurance claims with respect to any Real Property or any portion thereof. No Seller Party has received any written or oral notice from any insurance company or any board of fire underwriters (or any entity exercising similar functions) with respect to any Real Property or any portion thereof: (i) requesting that a Seller Party perform any repairs, alterations, improvements or other work for such Real Property which has not completed in full, or (ii) notifying Seller Party of any defects or inadequacies in such Real Property which would adversely affect the insurability of the Real Property or the premiums for the insurance thereof.

(i) With regard to all Real Property: (i) there are no material structural, physical or mechanical defects or other material adverse physical conditions, (ii) all building systems and improvements to, or which constitute a portion of, such Real Property are in good operating condition and repair, ordinary wear and tear excepted, and (iii) there has been no casualty with respect to such Real Property. The improvements constructed on the Real Property, including, without limitation, all leasehold improvements, owned or leased by the applicable Seller Party at the Leased Real Property are in conformity with applicable Laws.

Section 2.12 Intellectual Property; Internet Accounts; IT Systems; Data Protection.

(a) Each of the Seller Parties solely and exclusively owns all right, title and interest in or to all Seller Party Intellectual Property (including all Registered Intellectual Property) that is owned or purported to be owned by such Seller Party, free and clear of all Liens. One or more of the Seller Parties has a valid and enforceable license or sublicense to all other Seller Party Intellectual Property. The Seller Party Intellectual Property owned by, or so licensed or sublicensed to, the Seller Parties constitutes all of the Intellectual Property and Intellectual Property Rights necessary and sufficient to conduct the Business in substantially the same manner as it was conducted during the one (1) year period prior to the date of this Agreement.

(b) The items set forth on Schedule 1.1(f) constitute all the Intellectual Property (excluding commercial off-the-shelf Software acquired for less than $25,000) used in connection with the operation of the Business, including: (i) the jurisdictions in which each such item of Registered Intellectual Property has been issued or registered or in which any such application for issuance or registration has been filed; (ii) the issuance, registration, or application and/or similar identification number of such item of Registered Intellectual Property; (iii) the issuance, registration or application date, as applicable, for each such item of Registered Intellectual Property; (iv) the Governmental Authority or other entity (or for Domain Names, the applicable registrar) with which any such item has been issued, registered, or applied and (v) the record owner of each such item of Registered Intellectual Property, and if different, the legal owner and beneficial owner of such item. All necessary fees and filings with respect to any such Registered Intellectual Property have been paid, and all necessary filings, maintenance and renewals have been timely submitted to the relevant Governmental Authorities and Domain Name registrars as necessary to maintain, perfect, and preserve such Registered Intellectual Property in full force and effect. All such Registered Intellectual Property is valid, subsisting, and enforceable. Schedule 1.1(f) also sets forth all material unregistered Seller Party Intellectual Property owned or purported to be owned by, or exclusively licensed to any of the Seller Parties.

(c) Schedule 2.12(c) sets forth (i) all licenses granted by or to the Business with respect to any Intellectual Property, (ii) any and all Domain Names associated with the Business; (iii) contact information for the domain Member responsible for authorizing transfer, unlocking the domain and providing Purchaser with the domain key; (iv) a list of any existing websites and social media pages, and a description of any intranet for the Business (if one exists); (v) contact information for administrative access to the accounts relating thereto (including login information);

(vi) a list of any approvals required with respect to any content incorporated into any item set forth on Schedule 2.12(c) and, if any such approval is required, the name and contact information associated therewith; (vii) all material common law Trademarks, service marks, logos and taglines; and (viii) all material customized Software, if any, created or developed by or on behalf of any Seller Party for use in connection with the Business.

(d) Except as set forth in Schedule 2.12(d), the Seller Parties have taken all commercially reasonable action to maintain and protect all Seller Party Intellectual Property. There are no facts, circumstances, or information that would reasonably be expected to (i) render any Seller Party Intellectual Property invalid or unenforceable, or (ii) adversely affect, limit, restrict, impair, or impede the ability of the Seller Parties or the Business to use and practice any Seller Party Intellectual Property upon Closing in the same manner, in all material respects, as currently used and practiced by the Seller Parties.

(e) No Seller Party has received any written claim or demand (including any offer to license) that (i) alleges that any Seller Party infringes, misappropriates or otherwise violates any Intellectual Property of any third party or (ii) challenges the rights of any Seller Party in respect of, any Intellectual Property (including the validity, use, ownership, enforceability or registrability of such Intellectual Property, as applicable), and, to the Knowledge of Seller, there are no facts or circumstances in existence that would form the basis for any such claim or demand.

(f) To the Knowledge of Seller, no Person is infringing, misappropriating or otherwise violating any Seller Party Intellectual Property. No Seller Party nor any Seller Party Intellectual Property, or the conduct of the Business at any time, (i) infringes, misappropriates, dilutes, uses or otherwise violates, any Intellectual Property or Intellectual Property Rights of any Person or (ii) constitutes, has constituted, or will constitute unfair competitor or trade practices under any applicable Law. None of the Seller Parties is the subject of any pending Legal Proceeding that (i) alleges a claim of infringement, misappropriation, dilution or violation of any Intellectual Property or Intellectual Property Rights of any Person or (ii) challenges the ownership, use, patentability, registration, validity or enforceability of any Seller Party Intellectual Property. Except as set forth in Schedule 2.12(f), no Person has notified any of the Seller Parties that any of such Person’s Intellectual Property or Intellectual Property Rights are infringed, misappropriated, diluted, or otherwise violated by any of the Seller Parties. There is no actual unauthorized use, interference, disclosure, infringement, misappropriation or violation by any Person of any of the Seller Party Intellectual Property, and no written or oral claims alleging such infringement, violation or misappropriation have been made against any Person by the Seller Parties.

(g) The Seller Parties have taken commercially reasonable measures to protect the Seller Party Intellectual Property and the confidentiality of the Personal Information, Confidential Information and Trade Secrets relating to the Business. No Trade Secrets or any other confidential information of the Seller Parties or of any Person to whom any of the Seller Parties owes a duty of confidentiality has been disclosed by the Seller Parties to any Person other than pursuant to a written agreement restricting the disclosure and use of such Trade Secrets or other confidential information by such Person. Except as set forth in Schedule 2.12(g), there has been no misappropriation or unauthorized disclosure of any Trade Secret included in Seller Party Intellectual Property.

(h) Each Seller Party has obtained from all current and former employees, officers, consultants, and contractors of such Seller Party who (alone or with others) is or have been involved in the authorship, invention, creation, or development of any Intellectual Property or Intellectual Property Rights for such Seller Party or the Business, or has or previously had access to any Trade Secrets included in the Seller Party Intellectual Property, enforceable, written assignments that: (i)

validly assign to such Seller Party all right, title, and interest in and to any Intellectual Property or Intellectual Property Rights arising from, developed, or delivered to such Seller Party in connection with such Person’s work for or on behalf of such Seller Party, or otherwise developed on such Seller Party’s time or with use of such Seller Party’s equipment, supplies, facilities, or information; (ii) provide reasonable protection for the Trade Secrets included in Seller Party Intellectual Property; and (iii) require adherence to commercially reasonable privacy and data security policies applicable to such Person’s use of any computer, smartphone, tablet or other electronic device in connection with the Business.

(i) Schedule 2.12(i) sets forth a true, complete and correct list of all social media, e-commerce, web services, and other similar Internet-based accounts used by the Business (the “Internet Accounts”). The Seller Parties and their respective authorized users have complied with the applicable terms of service and privacy policies of such Internet Accounts, and, to the Knowledge of Seller, there have been no breaches of such terms of service or privacy policies.

(j) The Business IT Systems are (i) in good working condition, (ii) reasonably sufficient for the immediate and anticipated needs of the Business and (iii) free of any computer code designed to disrupt, disable, impede, permit unauthorized access to, or otherwise harm the operation of any computer Software, data, firmware, hardware, network or other Business IT Systems, including, without limitation, a computer virus, malware, spyware or ransomware (“Malicious Code”). The Seller Parties have taken all commercially reasonable steps to safeguard the confidentiality, availability, security, and integrity of the Business IT Systems and to protect against Malicious Code and unauthorized access, use and/or disclosure. Each of the Seller Parties has implemented and maintained for the last six (6) years commercially reasonable backup procedures, disaster recovery plans, Software and hardware support arrangements, and physical, technical, organizational, and administrative safeguards, including, without limitation, a written information security program established in accordance with industry standard practices and Data Protection Laws.

(k) Except as set forth in Schedule 2.12(k), in the past six (6) years, there has been no malfunction, interference with system operations, failure, continued substandard performance, attempted or successful unauthorized access, use, disclosure, modification, loss or destruction, denial of service, ransomware, cyberattack, data breach or other incident, impairment or event affecting Personal Information, Confidential Information, or the Business IT Systems. Seller has not been required by Data Protection Laws to notify any individuals or Governmental Authority regarding any incident.

(l) Each of the Seller Parties is, and has been for the last six (6) years, in compliance with all Data Protection Laws and any contractual obligations, internal policies, and public statements or notices published by the Seller Parties regarding the collection, processing, use, disclosure, retention, privacy, and/or security of Personal Information or data breach notification, and Seller Parties have made available to Purchaser accurate and complete copies of all such policies, notices and statements. The Seller Parties have provided all required notices and obtained all required consents with respect to its collection, processing, use, disclosure, retention, privacy and/or security of Personal Information.

(m) In the past (6) six years, none of the Seller Parties has been subject to or received any notice of any audit, investigation, complaint, or other Legal Proceeding by or before any Governmental Authority or other Person concerning (i) the collection, processing, use, disclosure, retention, privacy and/or security of Personal Information; or (ii) an actual, alleged, or suspected violation of Data Protection Laws, and, to the Knowledge of Seller, there are no facts or circumstances that could reasonably be expected to give rise to any such audit, investigation, complaint, or other Legal Proceeding.

(n) Schedule 2.12(n) contains all trade names under which any of Seller, MCEC or DCEC operates and any additional business and trade names under which the Business has been operated in the five (5) years preceding the Closing Date.

Section 2.13 Contracts .

(a) Schedule 2.13(a) sets forth a list of all Contracts of the types described below (i) to which any Seller Party or their respective Affiliates is a party in connection with the operation of the Business or the Assets and (ii) that are presently in effect or otherwise contain any outstanding obligations of any such Seller Party or Affiliate or any counterparty thereto as of the date of this Agreement (the Contracts of the following nature, the “Business Contracts”):

(i) Each Contract (or group of related Contracts) (A) involving, or reasonably expected to involve, aggregate consideration from either party thereto in excess of $100,000 or (B) requiring performance by any party more than one year from the Signing Date which cannot be cancelled by the applicable Seller Party on sixty (60) days’ notice or less without penalty or other Liability to such Seller Party or the Business;

(ii) all Contracts with any Material Customer or Material Supplier;

(iii) all Contracts with any Governmental Authority (other than Permits);

(iv) all partnership or joint venture agreements, or any shareholder, partnership, strategic partnership, limited liability company operating or similar Contract relating to any collaboration, partnership or sharing of profits arrangements;

(v) all Contracts under which a Seller Party has permitted any of its properties or assets to become encumbered by a Lien;

(vi) other than Contracts provided for employment on an at-will basis and which do not provide an entitlement to severance or termination-related obligations, all Contracts of any Seller Party providing for the employment or engagement of any employee or individual independent contractor whose annual base compensation in calendar year 2023 exceeded $100,000 per year;

(vii) all collective bargaining agreements or other Contracts with labor unions or other employee representative bodies;

(viii) all Contracts, including options, to sell or lease (as lessor) any property or asset of any Seller Party or otherwise relating to the Business for an annual amount in excess of $50,000 for the twelve-month period ended on the Balance Sheet Date;

(ix) all Contracts pursuant to which any Seller Party has agreed (A) to acquire, purchase, sell or dispose all or a portion of any business, properties or assets (whether by merger, asset purchase, purchase of Equity Interests or any other similar transaction), other than the purchase or sale of inventory in the Ordinary Course of Business, or (B) make any equity or debt investment in or any loan to any Person (other than advances to employees for business expenses in Ordinary Course of Business);

(x) all Contracts regarding the acquisition or disposition, issuance, conversion or transfer of any Equity Interests in Seller, MCEC, DCEC, any subsidiary thereof or any other Person containing any material outstanding obligations;

(xi) all Contracts for the sale or purchase of real estate or material fixed assets;

(xii) all Contracts pursuant to which a Seller Party has agreed to acquire, or lease or sublease (as a lessee) any property or asset for an annual amount in excess of $100,000 for the twelve-month period ended on the Balance Sheet Date;

(xiii) all Contracts relating to or evidencing Indebtedness in excess of $100,000;

(xiv) all Contracts that grant any (A) “most favored nation” status or any similar status requiring a Seller Party to offer a Person any terms, conditions or concessions that are at least as favorable as those offered to one or more other Persons or (B) covenant that expressly limits in any respect the freedom of any Seller Party, any of their Affiliates or any present or future service provider to (I) acquire any product or other asset or any services from any Person, (II) sell any product or other asset to or perform any services for any Person, (III) solicit for employment or engagement or hire or engage any Person, (IV) transact any business or deal in any other manner with any Person, or (V) operate or compete in any line of business or geographic scope or to compete with any Person;

(xv) all Contracts that provide for any minimum purchase obligations or requirements-based purchases in amounts in excess of $50,000;

(xvi) all Contracts that provide (A) for any Seller Party to be the exclusive provider of any product or service to any Person or (B) to any Person any exclusive rights, preferred treatment or any similar requirement under which a Seller Party is restricted with respect to the sale or provision of any Business Product;

(xvii) all Contracts with respect to any broker, distributor, manufacturer’s representative, franchise, agency, sales promotion, market research, marketing consulting or advertising arrangement, in each case which involves payments in excess of $50,000 by a Seller Party;

(xviii) all Contracts involving the settlement, release, compromise or waiver of any rights, claims, obligations, duties or Liabilities other than in the Ordinary Course of Business;

(xix) all Contracts providing for earn-outs, any other contingent payments or any other type of similar payment by or to a Seller Party;

(xx) all settlements of any Legal Proceedings or similar Contracts pursuant to which any Seller Party is obligated to pay consideration or has other continuing obligations;

(xxi) all Affiliate Agreements;

(xxii) all Contracts which (A) grant any Person any rights of first refusal, rights of first negotiation or similar rights or (B) contain any material indemnification obligations of any Seller Party;

(xxiii) all Contracts requiring future capital expenditure obligations of any Seller Party in excess of $100,000 individually or in the aggregate; and

(xxiv) all other Contracts that are material to any Seller Party, the Business or the Assets and not previously disclosed pursuant to this Section 2.13(a).

(b) The Seller Parties have made available to Purchaser true, complete and correct copies of each written Business Contract, and Schedule 2.13(b) sets forth a written summary of all of the material terms and conditions of each oral Business Contract. Each Business Contract is in full force and effect and a legal, valid and binding obligation enforceable against each Seller Party thereto and, to the Knowledge of Seller, any other Person party to such Business Contract, and subject to obtaining any necessary consents disclosed on Schedule 2.3, will continue to be so enforceable following the consummation of the Acquisition Transactions, except as the enforceability may be limited by bankruptcy, insolvency, or other laws affecting creditors’ rights generally, or as may be modified by a court of equity. Each Seller Party is not, and, to the Knowledge of Seller, no other party to any Business Contract is, in each case, with or without notice or lapse of time or both, in actual or alleged breach or violation of or default under, or has repudiated any provision of or intended to terminate, any Business Contract. Except as set forth on Schedule 2.13(b), during the past five (5) years, no Seller Party has received notice (written or oral) of any violation of or default under any Business Contract.

Section 2.14 Employment and Labor Matters.

(a) Schedule 2.14(a) sets forth a list of all (i) full-time and part-time employees of (A) Seller and (B) any other Seller Party (to the extent employed in connection with, or otherwise providing services in support of, the Business) (collectively, the “Employees”), including each such Person’s name, employing entity, job title, start date, salary and benefit information, commission, bonus or other incentive-based compensation, leave status, if applicable, exempt or non-exempt designation for purposes of the Fair Labor Standards Act, and current vacation balances, sick time, and other paid time off balances, and (ii) independent contractors of (A) Seller and (B) any other Seller Party (to the extent employed in connection with, or otherwise providing services in support of, the Business), in each case during the three (3) year period preceding the Closing Date, including each such Person’s role, start date, end date (if applicable), compensation and the Seller Party or Parties to which such Person provides services.

(b) The Seller Parties are in compliance in all material respects with all applicable Laws respecting employment and employment practices, terms and conditions of employment, wages and hours, and occupational safety and health, including ERISA, the Immigration Reform and Control Act of 1986, the National Labor Relations Act, the Civil Rights Acts of 1866 and 1964, the Equal Pay Act, the Age Discrimination in Employment Act, the Americans with Disabilities Act, the Family and Medical Leave Act of 1993, the Worker Adjustment and Retraining Notification Act, the Occupational Safety and Health Act, the Davis-Bacon Act, the Walsh-Healy Act, the Service Contract Act, Executive Order 11246, the Fair Labor Standards Act and the Rehabilitation Act of 1973 and all regulations under such acts (collectively, the “Labor Laws”), and no Seller Party is liable or currently alleged to be liable for any liabilities, judgments, decrees, orders, arrearage of wages or Taxes, fines or penalties for failure to comply with any Labor Laws.

(c) Except as disclosed on Schedule 2.14(c), here are no (and have been no) charges, governmental audits, investigations, administrative proceedings or formal or informal complaints concerning any Seller Party’s employment practices pending or, to the Knowledge of Seller, threatened before any Governmental Authority or court, and, to the Knowledge of Seller, no basis for any such matter exists;

(d) No Seller Party is a party to any union or collective bargaining agreement or any other agreement regarding the rates of pay or working conditions of any employees, and, to the Knowledge of Seller, no union attempts to organize the employees of any Seller Party have been made, and, to the Knowledge of Seller, there are no such attempts threatened; and

(e) no Seller Party has experienced any organized slowdown, work interruption, strike, or work stoppage by its employees.

(f) no Seller Party has effectuated (i) a “plant closing” (as defined in the Worker Adjustment and Retraining Notification Act (the “WARN Act”)), or (ii) a “mass layoff” (as defined in the WARN Act), and no Seller Party has been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar Law. No employee of a Seller Party has suffered an “employment loss” (as defined in the WARN Act) more recently than six (6) months prior to the Closing Date.

(g) There are no pending or, to the Knowledge of Seller, threatened unfair labor practices claims; equal employment opportunity claims or charges; human rights or civil rights complaints; wage and hour claims, charges or audits; unemployment compensation claims; United States Department of Labor Occupational Safety and Health Administration (“OSHA”) citations and notifications of penalty, final orders, settlement agreements or violations; workers’ compensation claims or any similar claims with respect to or otherwise involving the Business. The Seller Parties have delivered all reports, records, data or other information to OSHA as required by applicable Law.

Section 2.15 Employee Benefit Matters.

(a) The employee benefit plans and agreements listed on Schedule 2.15(a) are the only material employee benefit plans and agreements maintained by the Seller Parties or their ERISA Affiliates for the benefit of their employees, former employees, directors, managers, agents or independent contractors, or any spouses, dependents or beneficiaries thereof, including (i) all pension, retirement, profit sharing, stock bonus or other similar plans or programs; (ii) any employment agreements, current and deferred compensation, severance, retention, relocation, paid time off, vacation, stock purchase, stock option, bonus and incentive compensation benefits; and (iii) medical, hospital, life, health, accident, disability, employee assistance, death and other fringe and welfare benefits, all of which plans, programs, practices, policies and other individual and group arrangements and agreements, including any unwritten compensation, fringe benefit, payroll or employment practices, procedures or policies of any kind or description are hereinafter referred to as “Benefit Programs.”

(b) The Seller Parties have made available to Purchaser copies of all such Benefit Programs and all related information, including the following with respect to any Benefit Program, if applicable: (i) plan and trust documents and amendments, summary plan descriptions, and summaries of material modifications; (ii) employee handbooks and other benefits summaries and communications to each Seller Party’s employees; and (iii) all non-ordinary course communications with any Governmental Authority, including all documents relating to any investigation or audit by any Governmental Authority or any submissions under any Governmental Authority’s voluntary compliance program, in each case within the preceding six (6) calendar years.

(c) No Seller Party nor any of their respective ERISA Affiliates has ever maintained or contributed to an employee pension benefit plan that is subject to Title IV of ERISA. No Seller Party has provided any welfare benefits (as defined in Section 3(1) of ERISA) to employees or former employees after retirement or other separation from service other than as required under COBRA. No Seller Party nor any of their respective ERISA Affiliates has ever maintained or contributed to or been obligated to contribute to a “multiemployer plan” as defined in Section 3(37) of ERISA or a “multiple employer welfare arrangement,” as defined in Section 3(40) of ERISA.

(d) Except as disclosed on Schedule 2.15(c), each of the Benefit Programs has been operated in compliance in all material respects with ERISA, the Patient Protection and Affordable Care Act, the Code and any other applicable Laws. Each Benefit Program that is intended to be qualified under Code Section 401(a) has received from the Internal Revenue Service a favorable determination on its qualified status. No contributions or payments are due or required to be paid with respect to any of the Benefit Programs, except for payments due or required to be paid by a Seller Party in the normal course of business, consistent with past practice. No claim, investigation or lawsuit involving any Benefit Program is, to the Knowledge of Seller, threatened or pending other than routine claims for benefits.

(e) No “party in interest” (as defined in Section 3(14) of ERISA) or “disqualified person” (as defined in Code Section 4975(e)(2)) with respect to any Benefit Program has engaged in any nonexempt “prohibited transaction” (described in Code Section 4975(c) or Section 406 of ERISA). No tax under Code Sections 4980B or 5000 has been incurred with respect to any Benefit Program and no circumstances exist that would reasonably be likely give rise to such tax.

(f) Other than any the Assumed Liabilities, none of the Liabilities of the Seller Parties pursuant to any of the Benefit Programs are being assigned to, or assumed by, Purchaser, and the Business and the Assets are not, and will not become, subject to any Lien with respect to any obligation or Liability of any Seller Party involving the Benefit Programs.

(g) No Benefit Program provides retiree medical or retiree life insurance benefits to any Person, and no Seller Party is contractually or otherwise obligated to provide any Person with life insurance or medical benefits upon retirement or termination of employment, other than as required by the provisions of COBRA.

(h) Except as set forth on Schedule 2.15(h), neither the execution and delivery of this Agreement nor the approval or the consummation of the Acquisition Transactions (either alone or in connection with any other event), could (i) materially increase any payments or benefits payable under any Benefit Program, (ii) result in the acceleration of the time of payment, funding or vesting of any payments or benefits under any Benefit Program, or (iii) entitle any current or former Employee, independent contractor, consultant, temporary employee, leased employee, employee staffing agency worker, other contingent worker or other non-employee service provider engaged by or performing services for the Business to any severance, retention or change of control benefits under any Benefit Program.

(i) No Benefit Program, individually or collectively, would reasonably be expected to result, as a result of the consummation of the Acquisition Transactions (either alone or together with any other events) in the payment of any amount that would (i) not be deductible under Section 280G of the Code, (ii) result in the imposition of a Tax pursuant to Section 4999 of the Code on any Person, or (iii) result in the payment of any amount or benefit (whether in cash, property, the vesting of property or otherwise) that would, individually or in combination with any other such payment, constitute an “excess parachute payment” as defined in Section 280G(b)(1) of the Code.

Section 2.16 Insurance Policies. Schedule 2.16 sets forth a true, complete and accurate list of each insurance policy (including fire, liability, casualty, workers’ compensation, cyber umbrella, and vehicular), bond and insurance risk arrangement maintained or held by or for the benefit of or with respect to the Seller Parties, the Assets or the Business (collectively, the “Insurance Policies”), indicating in each case the type of coverage, the name of the insured, the insurer, the policy number, the expiration date and the amount of coverage under or with respect to each such Insurance Policy. Schedule 2.16 also sets forth a list and description of all claims (including pending claims) made by or on behalf of a Seller Party, its Affiliates or the Business under the Insurance Policies (or any other insurance policies which were then in effect) within the past five (5) years, including an indication with respect to any such claims for which coverage was disputed or denied by the applicable underwriter. The Seller Parties have made available to Purchaser true, complete and correct copies all of the Insurance Policies. Each such Insurance Policy is in full force and effect (or has been renewed in the Ordinary Course of Business). No Seller Party has received (a) any notice of a default with respect to its obligations under, or notice of cancellation, change in premium, refusal or alteration in coverage or nonrenewal of, any such Insurance Policy or (b) any other notice that any of the Insurance Policies is no longer in full force and effect or that the issuer of any Insurance Policy is no longer willing or able to perform its obligations thereunder. Each Insurance Policy is provided by a financially solvent carrier and has not been subject to any lapse in coverage. All premiums with respect to the Insurance Policies covering all periods up to and including the Closing Date have been paid or will be paid when due, and neither the Seller Parties nor any of their respective Affiliates has any Liability for retrospective premium adjustment, audit premium adjustment, experience-based liability or loss sharing cost adjustment under any of the Insurance Policies. No default exists with respect to the obligations of any Seller Party or their respective Affiliates under any such Insurance Policies. At no time during the past five (5) years has there been any gaps in insurance coverage of any Seller Party, the Assets or the Business. The Seller Parties or their respective Affiliates, as applicable, have given timely notice to each applicable insurer of all claims that may be insured thereby under any Insurance Policy.

Section 2.17 Taxes. Except as set forth on Schedule 2.17:

(a) Each Seller Party has timely filed with the appropriate Governmental Authority all material Tax Returns required to be filed by such Seller Party, and such Tax Returns are correct and complete in all material respects. No Seller Party is the beneficiary of any extension of time within which to file any Tax Return other than extensions of time to file Tax Returns obtained in the ordinary course of business. All Taxes due and owing by each Seller Party (whether or not shown on any Tax Return) have been fully and timely paid. There are no Liens for any Taxes (other than Permitted Liens) on any of the Assets. No Seller Party has ever received written notice by an authority in a jurisdiction in which such Seller Party does not file a Tax Return that such Seller Party is or may be subject to Taxes in that jurisdiction.

(b) No Seller Party has received any written notice of assessment or proposed assessment, and to the Knowledge of Seller, there are no threatened or pending assessments, in connection with any Taxes. There are no pending or, to Knowledge of Seller, threatened disputes, claims, audits or examinations regarding any material Taxes of any Seller Party or the Assets. No Seller Party has waived any statute of limitations in respect of any Taxes or agreed to a Tax assessment or deficiency.

(c) Each Seller Party has complied with all applicable Laws relating to the withholding of Taxes and the payment thereof to appropriate authorities, including Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee or independent contractor, and Taxes required to be withheld and paid pursuant to Code Sections 1441, 1442, 1446(f) or similar provisions under foreign Law.

(d) No Seller Party is a party to any Tax allocation or sharing agreement (other than commercial agreements or arrangements entered into in the ordinary course of business consistent with past practice and the principal purpose of which is not Tax). No Seller Party has any liability for the Taxes of any other Person under Treasury Regulation Section 1.1502-6 (or any corresponding provision of state, local or non-U.S. Tax law) or as a transferee or successor other than with respect to liability for Texas franchise tax owed by members of a combined reporting group pursuant to Section 171.1014(i).

(e) Each Seller Party has disclosed on its federal income Tax Returns all positions taken thereon that could give rise to a substantial understatement of federal income Tax within the means of Code Section 6662.

(f) No Seller Party has participated in or been a party to any “reportable transaction,” as defined in Regulation Section 1.6011-4(b)(1).

(g) None of the Assumed Liabilities is an obligation or agreement to make a payment that is or could be an “excess parachute payment” within the meaning of Code Section 280G (or any corresponding provision of state, local, or non-U.S. Tax law).

(h) None of the Assets (i) directly or indirectly secures any debt the interest on which is tax exempt under Code Section 103(a), (i) is “tax-exempt use property” within the meaning of Code Section 168(h) or (iii) is treated as owned by any other Person under Code Section 168(f)(8).

(i) Each Seller Party has properly collected and remitted all sales, use, value added, and similar Taxes with respect to sales or leases made to, purchases made from, or services provided to its customers or has properly received and retained any appropriate Tax exemption certificates and other documentation for all sales, leases, or purchases made, or services provided, without charging or remitting sales, use, value added, or similar Taxes that qualify such sales, leases, purchases, or services as exempt from sales, use, value added, and similar Taxes.

(j) All of the Assets that are subject to property Taxes have been properly listed and described on the property Tax rolls for each jurisdiction in which the Assets are located, and no portion of the Assets constitutes omitted property for property Tax purposes.

(k) For U.S. federal income tax purposes, DCEC is currently classified as a partnership for federal income tax purposes, MCEC is a disregarded entity within the meaning of Section 301.7701-3(b)(1)(ii) of the Treasury Regulations, and each of DCEC and MCEC have been at all times since formation been classified as either a partnership or disregarded entity within the meaning of Section 301.7701-3(b)(1)(ii) of the Treasury Regulations.

(l) No Seller Party is a “foreign person” as defined in Code Section 1445(f)(3) or a “foreign entity” as defined in Code Section 1473(5) or “foreign partner” as defined in Code Section 1446(e).

(m) No Seller Party has (i) claimed any Tax credit under Section 2301 of the U.S. Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”), or any other legislation, including, the Families First Coronavirus Response Act of 2020, the Consolidated Appropriations Act, 2021, the American Rescue Plan Act of 2021, or any other applicable laws or executive orders intended to address the consequences of COVID-19 (collectively, “COVID-19 Laws”).

(n) Seller has made available to Purchaser complete copies of all Tax Returns of each Seller Party for Tax periods commencing on or after January 1, 2021, and copies of any elections or amendments thereto, along with all notices of assessments and reassessments and substantive correspondence with Governmental Authorities (together with any agent’s reports and any accountants’ work papers).

(o) All deficiencies asserted as a result of any examination of any Tax Returns of, or with respect to, DCEC have been paid in full or finally settled, and there are no items raised in such examinations that remain open with respect to any such examination.

(p) DCEC has not commenced any voluntary disclosure proceeding relating to Taxes.

(q) DCEC has never (i) been a party to any Contract that is properly treated as a partnership in which DCEC is a partner for income Tax purposes, (ii) held an ownership interest in a disregarded entity or partnership within the meaning of Treasury Regulation Section 301.7701-3(b)(1) for U.S. federal and applicable state and local income Tax purposes or (iii) been a stockholder of a “controlled foreign corporation” as defined in Section 957 of the Code (or any similar provision of state, local or foreign Law) or a “passive foreign investment company” as defined in Section 1297 of the Code (or any similar provision of state, local or foreign Law).

(r) DCEC is not a party to any agreement, contract, arrangement or plan that has resulted or could result, separately or in the aggregate, in the payment of (i) any “excess parachute payment” within the meaning of Code Section 280G (or any corresponding provision of state, local, or non-U.S. Tax law), (ii) any amount that will not be fully deductible as a result of Code Section 162(m) (or any corresponding provision of state, local, or non-U.S. Tax law) or (iii) any amount that will not be fully deductible as a result of Code Section 404(a)(5) (or any corresponding provision of state, local, or non-U.S. Tax law).

(s) DCEC will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any:

(i) change in method of accounting for a taxable period ending on or prior to the Closing Date;

(ii) use of an improper method of accounting for a taxable period ending on or prior to the Closing Date;

(iii) “closing agreement” as described in Code Section 7121 (or any corresponding or similar provision of state, local, or non-U.S. income Tax law) executed on or prior to the Closing Date;

(iv) intercompany transaction or excess loss account described in Treasury Regulations under Code Section 1502 (or any corresponding or similar provision of state, local, or non-U.S. income Tax law);

(v) installment sale or open transaction disposition made on or prior to the Closing Date;

(vi) prepaid amount received on or prior to the Closing Date (including as a result of the so-called “deferral method” described in Section 4.02 of the Internal Revenue Service Revenue Procedure 2004-34 or pursuant to Code Section 451(c));

(vii) use of the cash method of accounting or long-term contract method of accounting utilized prior to the Closing;

(viii) election under Code Section 108(i);

(ix) debt instrument held on or prior to the Closing Date that was acquired with “original issue discount” as defined in Section 1273 of the Code; or

(x) interest held in a “controlled foreign corporation” (as that term is defined in Section 957 of the Code) on or prior to the Closing Date.

(t) DCEC is registered for the purposes of sales Tax, use Tax, Transfer Taxes, value-added Taxes or any similar Tax in all jurisdictions where it is required by Law to be so registered, and has complied in all material respects with all Laws relating to such Taxes (including by receiving and retaining any appropriate Tax exemption certificates and other applicable documentation).

(u) To the Knowledge of Seller, DCEC has disclosed on its federal income Tax Returns all positions taken thereon which could give rise to a substantial understatement of federal income Tax within the meaning of Code Section 6662.

(v) DCEC has not received or requested any letter ruling from the Internal Revenue Service (or any comparable ruling from any other taxing authority).

(w) DCEC has complied in all material respects with its filing and remittance obligations with respect to unclaimed property under applicable Law.

(x) DCEC has not claimed any Tax credit under Section 2301 of the CARES Act or any other legislation, including, the Families First Coronavirus Response Act of 2020, the Consolidated Appropriations Act, 2021, the American Rescue Plan Act of 2021, or any other applicable laws or executive orders intended to address the consequences of COVID-19.

(y) No election has been made under any applicable Law by or with respect to DCEC pursuant to which DCEC will incur or otherwise be liable for any state or local income Tax liability under applicable state or local Law that would have been borne (in whole or in part) by the direct or indirect equity owners of DCEC had no such election been made, e.g. an election to make a “Specified Income Tax Payment” (as defined in Section 3.02(1) of IRS Notice 2020-75).

(z) The Stonebraker Retention Agreement and the Aubrey Retention Agreement have been maintained in documentary and operational compliance with the requirements of Section 409A of the Code and the Treasury Regulations and guidance issued thereunder or, to the extent potential documentary or operational compliance issues have been identified, appropriate correction action in accordance with applicable IRS guidance has been or will be taken prior to Closing.

Section 2.18 Environmental Matters.

(a) The Seller Parties and their respective Affiliates (with respect to the Business) have complied and are in compliance with all applicable Environmental Laws;

(b) No Seller Party nor any of its Affiliates (with respect to the Business) has engaged in any Hazardous Substances Activity except in compliance with all Environmental Laws;

(c) No Seller Party nor any of its Affiliates (with respect to the Business) has received any written or, to the Knowledge of Seller, any unwritten Environmental Notice or Environmental Claim, the subject of which is pending or unresolved or which involves ongoing obligations or requirements, and there are no circumstances that could reasonably be expected to form the basis of any such Environmental Notice or environmental Claim;

(d) There are no ongoing or, to the Knowledge of Seller, imminent, anticipated or threatened, Legal Proceedings against any Seller Party or any of its Affiliates (with respect to the Business), or investigations by any Governmental Authority, pursuant to any Environmental Laws, and there are no circumstances that could reasonably be expected to form the basis for any such Legal Proceedings or investigations by any Governmental Authority;

(e) No Hazardous Substances have been Released on, at, under or from, or transported from, any property or facilities currently or formerly owned, leased, or operated by any Seller Party, any of its Affiliates or any of their respective predecessors, in a condition, concentration or manner or to a location which could reasonably be expected to give rise to any Environmental Liabilities under any Environmental Law or Environmental Permit, or require any material Hazardous Substances Activity or Remedial Action.

(f) There are no ongoing or, to the Knowledge of Seller, imminent, anticipated or threatened, Legal Proceedings against any Seller Party or any of its Affiliates (with respect to the Business), or investigations by any Governmental Authority, pursuant to any Environmental Laws;

(g) No Seller Party nor any of its Affiliates (with respect to the Business) is responsible for, nor has any of them agreed to assume responsibility for, any Remedial Action;

(h) No Seller Party nor any of its Affiliates (with respect to the Business) has been identified as, or received any notice or information indicating that it may be, a responsible party or potentially responsible party at any property or site;

(i) No real property formerly owned, operated or leased by any Seller Party, any of its Affiliates or any of their respective predecessors (in each case with respect to the Business), nor any Disposal Location, is listed on, or has been proposed for listing on, the National Priorities List or any similar list of any Governmental Authority of sites requiring investigation or Remedial Action.

(j) There are no underground storage tanks (active or abandoned), polychlorinated biphenyls or polychlorinated biphenyl-containing equipment, asbestos or asbestos-containing materials, lead-based paint or other lead-containing materials, or Hazardous Substances landfills, impoundments or disposal facilities, associated with any of the Assets.

(k) No Seller Party nor any of its Affiliates (with respect to the Business) has any obligations or Liabilities under any settlement or other agreement with any Governmental Authority or other Person (other than under agreements for services entered into with customers in the Ordinary Course of Business) related to Environmental Laws, Environmental Permits, or Hazardous Substances that have not been fully complied with, satisfied and completed;

(l) The Seller Parties have delivered to Purchaser all reports and other documents related to environmental, ecological, human health or natural resource assessments, investigations, studies, audits, tests, reviews or other analyses are in the possession or control of the Seller Parties with respect to the Business or any Disposal Location.

(m) Schedule 2.18(m) sets forth a true and complete list of all Environmental Permits held by any Seller Party or any of its Affiliates with respect to the Business, and the expiration date of each such Environmental Permit (if applicable) for the conduct of the Business as presently conducted. The Seller Parties have delivered to Purchaser true and complete copies of all such Environmental Permits. All such Environmental Permits are in full force and effect in accordance with all applicable Environmental Laws. All applications or notices required to have been filed for the renewal or extensions of such Environmental Permits have been duly filed on a timely basis with the appropriate Governmental Authority. No Seller Party nor any of its Affiliates (with respect to the Business) has been notified that such renewals or extensions will be withheld or delayed, or of any actual or potential material adverse change in the status, terms or conditions of any such Environmental Permits. No Environmental Permit other than those listed on Schedule 2.18(m) is required in order to conduct the Business as presently conducted in all material respects.

Section 2.19 Customers; Vendors and Suppliers; Jobs.

(a) Schedule 2.19(a) sets forth a true, complete and correct list of the top twenty (20) customers (by revenue) of the Business during (i) each of the years ended December 31, 2023 and December 31, 2024 and (ii) the three (3) month period ended March 31, 2025 (each such customer, a “Material Customer”), and the amount of payments made by each such customer during such periods.

(b) Schedule 2.19(b) sets forth a true, complete and correct list of the top twenty (20) vendors and suppliers (by amounts purchased) of the Business for (i) each of the years ended December 31, 2023 and December 31, 2024 and (ii) the three (3) month period ended March 31, 2025 (each such supplier, a “Material Supplier”) and the amount of payments made by the Seller Parties or otherwise on behalf of the Business to each such supplier during each such periods.

(c) Schedule 2.19(c) identifies and sets forth a summary of the terms of any Contract with a Material Supplier that contains the following: (i) Index pricing terms, (ii) Fixed pricing terms, or (iii) International Commercial Terms, as defined by the International Chamber of Commerce, including EXW/Ex Works Terms or Duty Paid Delivery terms. Schedule 2.19(c) also lists the country of origin of each Material Supplier and country of origin of materials, equipment, supplies or other goods provided under each Contract with a Material Supplier.

(d) There is not any dissatisfaction on the part of any Material Customer or Material Supplier with respect to its relationship with any Seller Party or the Business. No Material Customer or Material Supplier has (i) ceased, canceled, suspended or otherwise terminated, or notified (whether in writing or orally) any Seller Party that it will cease, cancel, suspend or otherwise terminate, or has threatened (whether in writing or orally) to cease, cancel, suspend, or otherwise terminate, nor to the Knowledge of Seller does any such Material Customer or Material Supplier intend to cease, cancel, suspend or otherwise terminate, the business such Material Customer or Material Supplier conducts with, or such Material Customer’s or Material Supplier’s relationship with, the Seller Parties or the Business, or (ii) modified, or notified (whether in writing or orally) any Seller Party that it will, nor to the Knowledge of Seller does any such Material Customer or Material Supplier intend to, modify its relationship with the Seller Parties or the Business in a manner adverse to the Seller Parties or the Business (including by changing the amount, frequency, pricing or payment terms or other terms of such Material Customer’s or Material Supplier’s business with the Seller Parties or the Business), or claimed it is entitled to receive, or has received or claimed, any credit, offset, discount (or absence thereof) or payment, or has threatened (whether in writing or orally) any such materially adverse modification or claim for any credit, offset, discount (or absence thereof) or payment. None of the Seller Parties is involved, and since January 1, 2020, has ever been involved, in any Legal Proceeding with any Material Customer or Material Supplier.

(e) No Seller Party is currently required or otherwise obligated (on request of a customer or otherwise) to provide any bonding, guarantees or other financial security arrangements in connection with any ongoing jobs, projects or other transactions with any of its customers or suppliers.

(f) Schedule 2.19(f) sets forth (i) a summary of each Seller Party’s open jobs as of the Signing Date, including a good faith estimate of each such job’s contract amount, estimated costs, costs incurred, billings issued and profit or loss as of the date of this Agreement, (ii) a summary of each job that has been awarded to a Seller Party that has not yet commenced and, upon commencement, contemplates payments to a Seller Party in excess of $100,000, (iii) each outstanding bid or proposal by a Seller Party that, if awarded to such Seller Party, contemplates payments to such Seller Party in excess of $100,000, and (iv) a job cost schedule supporting the Balance Sheet of Seller and MCEC.

Section 2.20 Accounts Receivable. Except to the extent reserved against in the Balance Sheet of Seller and MCEC, (a) all receivables relating to the Business as set forth on the Balance Sheet of Seller and MCEC arose from the sale of goods or the performance of services by the Seller Parties in the Ordinary Course of Business, and represent valid obligations arising from sales actually made or services actually performed by the Seller Parties, and (b) to the Knowledge of Seller, all of such receivables are collectible in accordance with their respective terms, subject only to consistently recorded reserves for bad debt on the Balance Sheet of Seller and MCEC.

Section 2.21 Accounts Payable. All accounts payable relating to the Business are reflected in the Financial Statements of Seller and MCEC, and such accounts payable are the result of bona fide transactions in the Ordinary Course of Business and have been paid or are not yet due and payable, and are payable on ordinary trade terms.

Section 2.22 Warranties and Related Matters. Schedule 2.22 sets forth a complete list of all outstanding claims made to any Seller Party with respect to any matters related to or arising out of all outstanding contractual warranties (express or implied) and guarantees with respect to any Business Products. Except for the claims listed on Schedule 2.22, there are no pending or threatened claims against any Seller Party relating to any Business Products or any other work performed by a Seller Party, property damage, product liability, warranty or other similar claims (including any claim alleging that any Business Product is defective or fails to meet any product or service warranties) and, other than as set forth on Schedule 2.22, there have been no such claims during the last five (5) years. No Seller Party has received notice or other communication indicative of any claim that remains outstanding alleging any defect in, lack of fitness for purpose of, or negligence with respect to any Business Product.

Section 2.23 Affiliate Transactions.

(a) Except as set forth on Schedule 2.23(a) (collectively, the “Affiliate Agreements”): (i) there are no agreements, arrangements or understandings between any Seller Party, on the one hand, and any other Seller Party or any Employee, or any of their respective Affiliates, on the other hand (other than any such agreements, arrangements, or understandings in connection with such Person’s employment with a Seller Party); and (ii) neither any current or former member, manager, stockholder, director, officer, or senior-management level employee of any Seller Party, nor any immediate family member of any of the foregoing: (u) has any direct or indirect ownership interest in any material property or asset used in connection with the operation of the Business; (v) provides, or has any direct or indirect ownership in any Person that provides, material services to the Business (other than employment by a Seller Party); (w) has borrowed money from or loaned money to a Seller Party, or has otherwise guaranteed or provided any credit support for any Liability for or on behalf of a Seller Party or the Business; (x) is a party to any arrangement or ongoing transaction or business relationship with, or has any claim or right against, a Seller Party or the Business (other than any such Person’s employment by a Seller Party); (z) has competed with the Business in any manner in violation of any Contract between such Person and any Seller Party; or (z) has brought or threatened in writing any Legal Proceeding against a Seller Party or the Business.

(b) Except for the Affiliate Agreements set forth on Schedule 2.23(b), all Affiliate Agreements have been terminated prior to the Closing and, from and after the Closing, Purchaser shall not be bound thereby or have any Liability thereunder.

Section 2.24 Brokers. Except as set forth on Schedule 2.24, no Seller Party nor any of its Affiliates (with respect to the Business) has incurred, and none will incur, directly or indirectly, as a result of any action taken by it, any liability for brokerage or finders’ fees or agents’ commissions or any similar charges in connection with this Agreement or the transactions contemplated hereby.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE OWNERSHIP GROUP MEMBERS

Each Ownership Group Member, severally and not jointly, represents and warrants to Purchaser and STRL that the statements set forth in this Article 3 with respect to such Ownership Group Member are true and correct as of the date of this Agreement and as of the Closing:

Section 3.1 Organization, Authority; Capacity and Capitalization.

(a) Such Ownership Group Member that is a legal entity (including, for the avoidance of doubt, a trust) is duly organized, validly existing and in good standing under the laws of its jurisdiction of formation or organization, as applicable. Such Ownership Group Member that is an individual person, including, as applicable, each of Brad Smith and Daniel Williams is an individual resident of the State of Texas. Such Ownership Group Member has the full power and authority necessary to execute, deliver and perform its obligations under the Acquisition Documents to be executed and delivered by it.

(b) Such Ownership Group Member that is CEC Electrical is qualified to do business and is in good standing in each jurisdiction in which a failure to be so qualified or in good standing would have a material adverse effect on its ability to perform its obligations under the Acquisition Documents to be executed and delivered by it.

(c) The Members own all authorized and outstanding membership interests or other Equity Interests in Seller, and there are no outstanding options, warrants, rights (including conversion or preemptive rights) or other Contracts, whether absolute or contingent, obligating any Member to purchase, issue or sell any Equity Interests in Seller or any instruments convertible into or exchangeable for such Equity Interests by, from or to any other Person. The Beneficial Owners own all authorized and outstanding capital stock or other Equity Interests in CEC Electrical, and there are no outstanding options, warrants, rights (including conversion or preemptive rights) or other Contracts, whether absolute or contingent, obligating any Beneficial Owner to purchase, issue or sell any Equity Interests in CEC Electrical or any instruments convertible into or exchangeable for such Equity Interests by, from or to any other Person.

Section 3.2 Authorization and Validity. The execution, delivery and performance of the Acquisition Documents to be executed and delivered by such Ownership Group Member have been duly authorized by all requisite approvals, meetings and other actions of such Ownership Group Member and any partners, shareholders, members, managers, directors, trustees, executors and/or other equityholders or governing bodies thereof, as applicable. The Acquisition Documents to be executed and delivered by such Ownership Group Member have been or will be, as the case may be, duly executed and delivered by such Ownership Group Member and constitute or will constitute (assuming due authorization, execution and delivery by Purchaser and/or other counterparties thereto) legal, valid and binding obligations of such Ownership Group Member, as applicable, enforceable in accordance with their respective terms, except as may be limited by bankruptcy, insolvency, or other laws affecting creditors’ rights generally, or as may be modified by a court of equity.

Section 3.3 Absence of Conflicting Agreements or Required Consents. The execution, delivery and performance by such Ownership Group Member of the Acquisition Documents to be executed and delivered by such Ownership Group Member, and the consummation of the Acquisition Transactions, do not and will not: (a) require the consent of or notice to any Governmental Authority or any other third party (other than required filings under the HSR Act); (b) conflict with any provision of such Ownership Group Member’s organizational documents, as applicable; (c) conflict with or result in a violation of any Law, ruling, judgment, Order or injunction of any court or Governmental Authority to which such Ownership Group Member is subject; or (d) conflict with, constitute grounds for termination of, result in a breach of, constitute a default under, require any notice under, or accelerate or permit the acceleration of any performance required by the terms of any material Contract to which such Ownership Group Member is a party, except, (x) in the case of clause (a), where the failure to procure or provide the consent, notice or other Permit would not have a material adverse effect on such Ownership Group Member’s ability to perform its obligations under the Acquisition Documents to be executed and delivered by it and (y) in the case of clauses (c) and (d), where the conflict, termination, breach, default, acceleration or failure to give notice would not have a material adverse effect on such Ownership Group Member’s ability to perform its obligations under the Acquisition Documents to be executed and delivered by it.

Section 3.4 Brokers. None of the Ownership Group Members nor any of their respective Affiliates has incurred, and none will incur, directly or indirectly, as a result of any action taken by it, any liability for brokerage or finders’ fees or agents’ commissions or any similar charges in connection with this Agreement or the transactions contemplated hereby.

Section 3.5 Legal Proceedings. There are no Legal Proceedings pending or, to such Ownership Group Member’s knowledge, threatened in writing against or by such Ownership Group Member or any of such Ownership Group Member’s respective controlled Affiliates that challenge or seek to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement.

Section 3.6 Investment Purpose. Such Ownership Group Member, as applicable, is acquiring the STRL Common Stock being issued as Stock Consideration solely for his, her or its own accounts for investment purposes and not with a view to, or for offer or sale in connection with, any distribution thereof. Such Ownership Group Member is not a party to a contract, undertaking, agreement or arrangement with any person to sell, transfer or pledge all or any part of the STRL Common Stock being issued as Stock Consideration nor does any such Ownership Group Member have a plan or intent to enter into any such contract, undertaking, agreement or arrangement. Such Ownership Group Member acknowledges that the STRL Common Stock being issued as Stock Consideration is not and will not be registered under the Securities Act or any state securities laws, and that such STRL Common Stock may not be transferred or sold except pursuant to the registration provisions of the Securities Act or pursuant to an applicable exemption therefrom and subject to state securities Laws, regulations, the provisions of the Lock-Up Agreements and this Agreement, as applicable. Such Ownership Group Member is an “accredited investor” as that term is defined in Rule 501 of Regulation D promulgated under the Securities Act and is able to bear the economic risk of holding STRL Common Stock for an indefinite period (including total loss of its investment), and has sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risk of its investment.

Section 3.7 Independent Investigation. Such Ownership Group Member has conducted his, her or its own independent investigation, review and analysis of the business, results of operations, prospects, condition (financial or otherwise) and assets of STRL and acknowledges that they have been provided adequate access to the personnel, properties, assets, premises, books and records, and other documents and data of STRL for such purpose. Such Ownership Group Member acknowledges and agrees that (a) neither Purchaser, STRL nor any other Person has made any representation or warranty as to Purchaser, STRL, the STRL Common Stock, or this Agreement, except as expressly set forth in Article 4 and Article 5 of this Agreement and (b) except with respect to any potential Adjustment Amount payment under Section 1.7 or any First Earn-Out Payment and/or Second Earn-Out Payment under Section 1.8, neither Purchaser, STRL nor any other Person has any liability to such Ownership Group Member, any Seller Party or any other Person with respect to any projections, forecasts, estimates, plans, future stock prices, or budgets of future revenue, future profitability, future expenses or expenditures, future results of operations, future cash flows, or the future financial condition of STRL, the STRL Common Stock, Purchaser or the future business, operations, or affairs of STRL or Purchaser.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser represents and warrants to the Seller Group Members that the statements set forth in this Article 4 are true and correct as of the date of this Agreement and as of the Closing:

Section 4.1 Organization, Authority and Capacity. Purchaser is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware. Purchaser has the full power and authority necessary to execute, deliver and perform its obligations under the Acquisition Documents to be executed and delivered by it. Purchaser is qualified to do business and is in good standing in each jurisdiction in which a failure to be so qualified or in good standing would have a material adverse effect on its ability to perform its obligations under the Acquisition Documents to be executed and delivered by it.

Section 4.2 Authorization and Validity. The execution, delivery and performance of the Acquisition Documents to be executed and delivered by Purchaser have been duly authorized by all necessary limited liability company action by Purchaser. The Acquisition Documents to be executed and delivered by Purchaser have been or will be, as the case may be, duly executed and delivered by Purchaser and constitute or will constitute (assuming due authorization, execution and delivery by the applicable Seller Parties and/or other counterparties thereto) legal, valid and binding obligations of Purchaser, enforceable in accordance with their respective terms, except as may be limited by bankruptcy, insolvency, or other laws affecting creditors’ rights generally, or as may be modified by a court of equity.

Section 4.3 Absence of Conflicting Agreements or Required Consents. The execution, delivery and performance by Purchaser of the Acquisition Documents to be executed and delivered by it, and the consummation of the Acquisition Transactions, do not and will not: (a) require the consent of or notice to any Governmental Authority or any other third party (other than required filings under the HSR Act); (b) conflict with any provision of Purchaser’s organizational documents; (c) conflict with or result in a violation of any Law, ruling, judgment, Order or injunction of any court or Governmental Authority to which Purchaser is subject; or (d) conflict with, constitute grounds for termination of, result in a breach of, constitute a default under, require any notice under, or accelerate or permit the acceleration of any performance required by the terms of any material Contract to which Purchaser is a party, except, (x) in the case of clause (a), where the failure to procure or provide the consent, notice or other Permit would not have a material adverse effect on Purchaser’s ability to perform its obligations under the Acquisition Documents to be executed and delivered by it and (y) in the case of clauses (c) and (d), where the conflict, termination, breach, default, acceleration or failure to give notice would not have a material adverse effect on Purchaser’s ability to perform its obligations under the Acquisition Documents to be executed and delivered by it.

Section 4.4 Brokers. Neither Purchaser nor any of its Affiliates has incurred, and none will incur, directly or indirectly, as a result of any action taken by it, any liability for brokerage or finders’ fees or agents’ commissions or any similar charges in connection with this Agreement or the transactions contemplated hereby.

Section 4.5 R&W Policy Binder Agreement. The R&W Policy Binder Agreement (a) is in full force and effect (provided that coverage thereunder is subject to the conditions to the insurer’s obligations thereunder as set forth therein) and is a legal, valid, binding and enforceable obligation of Purchaser and each of the other respective parties thereto (as the case may be) and (b) has not been terminated or otherwise amended or modified in any respect that adversely effects, or would reasonably be expected to adversely affect any Seller Party or Seller Group Member, and no amendment or modification thereto that adversely effects, or would reasonably be expected to adversely affect any Seller Party or Seller Group Member, is contemplated.

Section 4.6 Legal Proceedings. There are no Legal Proceedings pending or, to Purchaser’s knowledge, threatened in writing against or by Purchaser or any Affiliate of Purchaser that challenge or seek to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF STRL

STRL represents and warrants to the Seller Group Members that the statements set forth in this Article 5 are true and correct as of the date of this Agreement and as of the Closing:

Section 5.1 Organization, Authority and Capacity. STRL is a corporation duly formed, validly existing and in good standing under the laws of the State of Delaware. STRL has the full power and authority necessary to execute, deliver and perform its obligations under the Acquisition Documents to be executed and delivered by it. STRL is qualified to do business and is in good standing in each jurisdiction in which a failure to be so qualified or in good standing would have a material adverse effect on its ability to perform its obligations under the Acquisition Documents to be executed and delivered by it.

Section 5.2 Authorization and Validity. The execution, delivery and performance of the Acquisition Documents to be executed and delivered by STRL have been duly authorized by all necessary corporate action by STRL. The Acquisition Documents to be executed and delivered by STRL have been or will be, as the case may be, duly executed and delivered by STRL and constitute or will constitute (assuming due authorization, execution and delivery by the applicable Seller Parties and/or other counterparties thereto) legal, valid and binding obligations of STRL, enforceable in accordance with their respective terms, except as may be limited by bankruptcy, insolvency, or other laws affecting creditors’ rights generally, or as may be modified by a court of equity.

Section 5.3 Absence of Conflicting Agreements or Required Consents. The execution, delivery and performance by STRL of the Acquisition Documents to be executed and delivered by it, and the consummation of the Acquisition Transactions, do not and will not: (a) require the consent of or notice to any Governmental Authority or any other third party (other than required filings under the HSR Act); (b) conflict with any provision of STRL’s organizational documents; (c) conflict with or result in a violation of any Law, ruling, judgment, Order or injunction of any court or Governmental Authority to which Purchaser is subject; or (d) conflict with, constitute grounds for termination of, result in a breach of, constitute a default under, require any notice under, or accelerate or permit the acceleration of any performance required by the terms of any material Contract to which STRL is a party, except, (x) in the case of clause (a), where the failure to procure or provide the consent, notice or other Permit would not have a material adverse effect on STRL’s ability to perform its obligations under the Acquisition Documents to be executed and delivered by it and (y) in the case of clauses (c) and (d), where the conflict, termination, breach, default, acceleration or failure to give notice would not have a material adverse effect on STRL’s ability to perform its obligations under the Acquisition Documents to be executed and delivered by it.

Section 5.4 Valid Issuance of STRL Common Stock. The shares of STRL Common Stock to be issued pursuant to this Agreement have been duly authorized by all necessary corporate action on the part of STRL and will, when issued, be validly issued in compliance with all applicable federal and state securities Laws, fully paid and non-assessable, free and clear of all Liens (other than restrictions on transfer imposed under applicable securities Laws and the Lock-Up Agreements), and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of applicable Law, the organizational documents of STRL or any agreement to which STRL is a party or is otherwise bound. STRL is not, and has never been, a “shell company”, as such type of “issuer” is described in Rule 144(i)(1) under the Securities Act.

Section 5.5 Brokers. Neither STRL nor any of its Affiliates has incurred, and none will incur, directly or indirectly, as a result of any action taken by it, any liability for brokerage or finders’ fees or agents’ commissions or any similar charges in connection with this Agreement or the transactions contemplated hereby.

Section 5.6 Legal Proceedings. There are no Legal Proceedings pending or, to STRL’s knowledge, threatened in writing against or by STRL or any Affiliate of STRL that challenge or seek to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement.

ARTICLE 6

ADDITIONAL AGREEMENTS

Section 6.1 Certain Tax Matters.

(a) Each of Purchaser and the Seller Parties shall provide the other, at the expense of the requesting party, with such assistance as may reasonably be requested in connection with the preparation of any Tax Return, any audit or other examination by any Governmental Authority, or any judicial or administrative proceedings relating to Liability for Taxes, and each will retain for the applicable statute of limitations, and to provide the requesting party, any records or information that may be relevant to any of the foregoing.

(b) DCEC shall prepare, or cause to be prepared, consistent with past practice (to the extent permitted by applicable Law) and in accordance with the applicable provisions of this Agreement, all Tax Returns, including Tax Returns for any Pre-Closing Tax Period. DCEC shall timely file, or cause to be timely filed, with the applicable Governmental Authority, each such Tax Return, and timely pay, or caused to be timely paid, all Taxes required to be shown as due thereon. For any DCEC Tax Return for a Tax Period that ends after the Closing Date, and that includes Flow-Through Income Taxes during a Tax Period in which Seller was an owner of DCEC (a “Pre-Closing Flow-Through Income Tax Return”), Purchaser or its Affiliate shall cause a draft copy of such Pre-Closing Flow-Through Income Tax Return to be delivered to the Sellers’ Representative for its review and comment at least thirty (30) calendar days before the due date thereof (taking into account any applicable extensions), and Purchaser shall direct DCEC to incorporate in such Pre-Closing Flow-Through Income Tax Return all reasonable comments provided in writing by Sellers’ Representative to Purchaser at least 10 days prior to the due date of the applicable Pre-Closing Flow-Through Income Tax Return to the extent that such comments are consistent with past practice of DCEC in preparation of its Tax Returns and applicable Law. Except as required by a “determination” as defined in Section 1313(a) of the Code, Purchaser shall not permit DCEC to amend or modify any Tax Return for DCEC for any Pre-Closing Tax Period without the prior written consent of the Sellers’ Representative (such consent not to be unreasonably withheld, conditioned or delayed). The Parties hereby acknowledge and agree that, to the extent permitted by applicable Law, for U.S. federal income Tax purposes, DCEC shall use the interim closing of the books using the calendar day convention with respect to Purchaser’s acquisition of Seller’s DCEC 50% Membership Interest under Code 706. To the extent permitted by applicable law, Seller shall include any income, gain, loss, deduction or other tax items reflected on a Pre-Closing Flow-Through Income Tax Return on its Tax Returns in a manner consistent with the Schedule K-1s furnished by DCEC to Seller. Seller shall cooperate in good faith with Purchaser in requesting that DCEC make a Code Section 754 election with respect to Purchaser’s acquisition of Seller’s DCEC 50% Membership Interest. Notwithstanding the foregoing, Purchaser’s obligations under this Section 6.1(b) are subject in all respects to the organizational documents and governing documents of DCEC, and Purchaser shall not have any liability to the Seller Parties for Purchaser’s failure to comply with any provision of this Section 6.1(b) to the extent such failure was a result of (i) commercially reasonable efforts made on the part of Purchaser and (ii) a prohibition or absence of rights under such organizational documents or governing documents or any refusal by M.C. Dean, Inc. to comply with the terms thereof.

(c) For Straddle Periods, any Taxes imposed on a periodic basis (such as real property Taxes, personal property Taxes, and other ad valorem Taxes) relating to the Assets (and any refunds relating to such ad valorem and similar Taxes and assessments) shall be prorated between the Seller Parties, on one hand, and Purchaser, on the other hand, as of the Closing Date based upon actual amounts paid or payable as evidenced by appropriate invoices from the applicable Governmental Authorities or, if actual amounts of Tax are not known, then estimates of the amount of such Taxes and assessments that are due and payable with respect to the Assets during the year during which the Closing Date occurs. With respect to pro rata determinations, Seller’s portion of such taxable amount shall be determined by multiplying by such taxable amount the fraction, the numerator of which is the number of days from the beginning of such Straddle Period until and including the Closing Date and the denominator of which is the number of days in the entire Straddle Period. If the Sellers’ Representative and Purchaser estimate the amount of such Tax assessments, then as soon as practicable after the actual amount of such Taxes and assessments is known, the Sellers’ Representative and Purchaser shall determine if there is any amount owed either by the Seller Parties to Purchaser or vice versa based on the Seller Parties being liable for those Taxes and assessments attributable to the time period up to but not including the Closing Date, and Purchaser being liable for those Taxes and assessments attributable to the period beginning on the Closing

Date. Any such liability by the Seller Parties to Purchaser or vice versa shall be paid promptly following the delivery of a calculation of such liability by either party to the other party, unless such amount has already been included in the determination of the adjustments set forth in Section 1.5 through Section 1.7. For purposes hereof, “Straddle Period” means any Tax Period of the Business beginning prior to the Closing Date and ending after the Closing Date.

(d) The Seller Parties and Purchaser hereby waive compliance with the provisions of the Laws of any jurisdiction relating to a bulk sale, bulk transfer or similar Laws of any jurisdiction that may be applicable to the transfer of the Assets to Purchaser. Notwithstanding the foregoing, any Liabilities arising out of a failure to comply with the requirements and provisions of any bulk sales, bulk transfer or similar Laws of any jurisdiction with respect to the transactions contemplated in this agreement shall constitute Retained Liabilities.

(e) If requested by Purchaser, the Seller Parties shall notify all of the Governmental Authorities in the jurisdictions that impose Taxes on the Seller Parties or where each Seller Party has a duty to file Tax Returns of the transaction contemplated by this Agreement in the form and manner required by such Governmental Authorities, if the failure to make such notifications or receive any available Tax clearance certificate could subject Purchaser to any Taxes of a Seller Party. If any Governmental Authority asserts that a Seller Party is liable for any Tax, the Seller Parties shall promptly pay any and all such amounts and shall provide evidence to Purchaser that such liabilities have been paid in full or otherwise satisfied.

(f) Except as otherwise provided herein, neither Purchaser nor any of its Affiliates shall take, or cause to be taken, any of the following actions with respect to DCEC without the prior written consent of the Sellers’ Representative (such consent not to be unreasonably withheld, conditioned or delayed): (1) voluntarily initiate discussions or examinations with any Governmental Authority (including any voluntary disclosures) for any Pre-Closing Tax Period, (2) agree to extend or waive the statute of limitations for any Pre-Closing Tax Period, (3) settle any Tax related audit, investigation or litigation with any Governmental Authority for any Pre-Closing Tax Period, or (4) make any election or change any accounting method after the Closing Date (including any elective entity classification election under Treasury Regulation Section 301.7701-3) that would have the effect of increasing the Liability of a Seller Party for any Pre-Closing Tax Period (including pursuant to the indemnification provisions hereof). Seller acknowledges and agrees that DCEC shall be entitled to make an election under Section 6226 of the Code with respect to all Pre-Closing Flow-Through Income Tax Returns.

Section 6.2 Transfer Taxes. The parties believe that the transactions contemplated by this Agreement qualify as occasional sales exempt from in the states where tangible personal property Assets are located (i.e., Texas, Arizona, Tennessee, Wyoming, and Montana), except with respect to any vehicles or other tangible personal property which is ineligible for the occasional sales exemption. In the event a Governmental Authority denies exempt occasional sale treatment and imposes sales tax on a portion of the Assets, then all transfer, sales, use, excise, realty transfer, controlling interest, documentary stamp and other such Taxes and fees (“Transfer Taxes”) incurred in connection with the consummation of the transactions contemplated by this Agreement (regardless of the Person on whom such Taxes are imposed by applicable Law) shall be paid one-half by Seller (with Seller’s one-half being paid from the Indemnity Escrow Amount funds held in the Escrow Account) and one-half by Purchaser when due, and Sellers’ Representative (on behalf of the Seller Parties) shall, with the input and assistance of Purchaser (including reasonable access to Purchaser’s personnel, as requested by Sellers’ Representative), file all necessary Tax Returns and other documentation with respect to all such Transfer Taxes and promptly provide to Purchaser copies of and proof of timely filing of all such Tax Returns and timely payment of any such Transfer Taxes. All costs and expenses associated with such filings shall be borne fifty percent (50%) by Purchaser and fifty percent (50%) by the Seller Parties.

Section 6.3 Confidentiality.

(a) From and after the Closing, no Seller Party shall, and each shall cause its or his Affiliates and their respective shareholders, members, directors, managers, officers, employees and representatives not to, directly or indirectly, disclose, reveal, divulge or communicate to any Person other than authorized members, managers, officers, employees and representatives of Purchaser, or use or otherwise exploit for its own benefit or for the benefit of anyone other than Purchaser, any Confidential Information; provided, however, that the obligations under this Section 6.3(a) shall not apply to any Confidential Information that is (i) or becomes generally available to and known by the public through no fault of or improper disclosure by such Seller Party or (ii) disclosed in compliance with Section 6.3(b) or Section 6.3(c). Notwithstanding anything to the contrary herein, and for the avoidance of doubt, nothing in this Section 6.3 shall be deemed to prohibit or restrict any Seller Party or any of their respective Affiliates or Representatives or any other Person from using or disclosing any Confidential Information: (w) in the preparation and filing of any Tax Returns in accordance with applicable Law; (x) in connection with any insurance claims by, Proceedings or Tax audits against or governmental investigations of any Seller or any of their respective Affiliates; (y) to comply with its obligations, enforce its rights, or defend any claim under this Agreement and each other agreement and instrument contemplated hereby; or (z) to prepare any financial information and otherwise to such Seller Party’s or any of its Affiliate’s professional advisors, agents and representatives who have a reasonable need to know and are informed of the confidential nature of the Confidential Information and are directed to comply with the confidentiality obligations of this Agreement. Notwithstanding anything to the contrary herein, the restrictions in this Section 6.3 shall not apply to any Person who is acting on behalf of the Business or Purchaser or any of their respective Affiliates or any of their respective successors or assigns within the scope of any responsibilities such Person may have as an employee, contractor, consultant or other agent of the Purchaser or any of Purchaser’s Affiliates or any of their respective successors or assigns.

(b) If a Seller Party (or any of their respective Affiliates or representatives) becomes legally compelled to make any disclosure that is prohibited or otherwise restricted by this Agreement, then such party will (i) give Purchaser prompt written notice of such requirement, (ii) consult with and assist Purchaser in obtaining an injunction or other appropriate remedy to prevent such disclosure, and (iii) at Purchaser’s request, use its, his or her reasonable best efforts to obtain a protective order or other reliable assurance that confidential treatment will be accorded to any information so disclosed. Subject to the previous sentence, the disclosing party (or its or his applicable Affiliate or representative) may make only such disclosure that, upon the advice of its or his counsel, it is legally compelled or otherwise required to make to avoid standing liable for contempt or suffering other material penalty.

(c) The Seller Parties or their representatives may have certain rights under the Defend Trade Secrets Act of 2016, Pub. L. 114-153. An individual or entity shall not be held criminally or civilly liable under any Federal or State trade secret Law for the disclosure of a trade secret that is made (i) (A) in confidence to a Federal, State, or local government official, either directly or indirectly, or to an attorney; and (B) solely for the purpose of reporting or investigating a suspected violation of law; or (ii) in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal. An individual who files a lawsuit for retaliation by an employer for reporting a suspected violation of law may disclose the trade secret to the attorney of the individual and use the trade secret information in the court proceeding, if the individual (x) files any document containing the trade secret under seal and (y) does not disclose the trade secret, except pursuant to court order.

Section 6.4 Public Disclosure. Except as required by applicable Law or securities exchange regulations, no party to this Agreement shall make any public announcements in respect of this Agreement or the transactions contemplated hereby (other than as necessary for such party to enforce its rights or defend any claim under any Acquisition Document contemplated hereby) without the prior written consent of the other parties, and the parties shall cooperate in good faith as to the timing and contents of any such announcement.

Section 6.5 Refunds and Remittances. Following the Closing, (a) if a Seller Party receives any cash, check, property or other amount that is an Asset (or that constitutes the proceeds thereof) or that otherwise properly belongs to Purchaser in accordance with the terms of this Agreement, such Seller Party shall promptly (but in no event later than three (3) Business Days after receipt thereof) deliver such amount to Purchaser, and (b) if Purchaser, or DCEC receives any refund or other amount that is a Retained Asset or that otherwise properly belongs to a Seller Party in accordance with the terms of this Agreement, Purchaser shall promptly (but in no event later than three (3) Business Days after receipt thereof) deliver such amount to such Seller Party.

Section 6.6 Use of Name; Name Change of the Seller Parties.

(a) Following the Closing, neither CEC Electrical nor any Seller Party shall, and shall cause their respective Affiliates not to, use or do business, or assist any third party in using or doing business, under the name “CEC Facilities Group,” “CEC Facilities,” “CEC Electrical,” “CEC,” “MCEC,” “Dean-CEC” or any other name substantially similar to such names, or any related Domain Name, social media account, slogan, logo, Trademark, source indicator or any variation thereof, except as necessary to effect the change of any such Seller Party’s name or to evidence that such change has occurred, in connection with the filing of Tax Returns, or in connection with any Legal Proceedings set forth on Schedule 2.8 (the “Active Legal Proceedings”). Within twenty (20) days following the date on which the last Active Legal Proceeding has been resolved by final, non-appealable judgment, each Seller Party and CEC Electrical shall promptly make the necessary filings with the Secretary of State of the State of Texas and any other jurisdictions where it is qualified to do business to change its name to a name that is not the same or substantially similar to its name used prior to the Closing. Neither CEC Electrical nor any Seller Party shall contest any filings made by Purchaser under the name “CEC Facilities,” “CEC Facilities Group,” “CEC Electrical,” “MCEC,” “Dean-CEC” or any other name similar to such names.

(b) Notwithstanding anything to the contrary herein, Purchaser hereby consents to the use by Ray Waddell and his Affiliates of the trademarks and logos set forth on Schedule 6.6(b) solely in connection with Mr. Waddell’s personal branding activities taking place on or about his personal ranch property located in the State of Oklahoma; provided, that in no event shall such trademarks and logos be used in a manner competitive with the Business or Purchaser’s business.

Section 6.7 Employees; Benefit Programs.

(a) Employees.

(i) Subject to the Employment Agreements, Amended Stonebraker Retention Agreement, Amended Aubrey Retention Agreement and Purchaser’s and its Affiliates’ respective on-boarding procedures (as applicable), no later than the Closing, Purchaser or one of its Affiliates shall make offers of employment to all Employees (which offer of employment to each Employee shall include compensation and benefits that, in the aggregate, are materially comparable to the compensation and benefits offered to such Employee by the Seller Parties and materially comparable title, responsibilities, and work locations as such Employee’s current title, responsibilities, and work locations with the Seller Parties), with such offered employment commencing on the Closing Date; provided, that, Purchaser shall have no obligation to offer employment to any Verifying Employees who have not provided to Seller Verifying Documentation as of the Closing; provided, further, that once hired by Purchaser or such Affiliate as of the Closing Date continued employment with Purchaser or such Affiliate thereafter in accordance with such offers shall be contingent upon each Employee (i) meeting Federal Work Requirements as provided under Applicable Law (including with respect to timely delivery of applicable work authorization materials) and (ii) executing Purchaser or such Affiliate’s Code of Business Conduct or similar employee conduct policy. The Seller Parties, as applicable, shall terminate the employment of each such offeree effective as of the Closing Date. The Employees hired by Purchaser or one if its Affiliates pursuant to the foregoing shall be referred to herein as “Transferred Employees.” The transfer of Employees at Closing shall be facilitated as follows:

(ii) No later than thirty (30) days following the Signing Date, the Seller Parties shall prepare and deliver to Purchaser a schedule (the “Closing Employee Schedule”), which Closing Employee Schedule (A) contains all information with respect to the Employees required to be set forth on Schedule 2.14(a) (including leave status of such Employees), (B) reflects any and all new hires, terminations or other personnel changes occurring with respect to the Employees during the three (3) month period prior to the date of delivery thereof to Purchaser, and (C) indicates whether any Employees have notified any Seller Party of such Employee’s intention to terminate their employment relationship with such Seller Party.

(iii) During the Interim Period, the Seller Parties shall (A) use commercially reasonable efforts to cooperate with Purchaser and its Affiliates in all matters relating to (I) the employment offers contemplated by Section 6.7(a)(i) and (II) the execution, delivery and review of the work authorization documents contemplated by Section 6.7(a)(iv), (B) provide Purchaser and its Affiliates with reasonable access to all personnel files of the Seller Parties to facilitate the transfer of any Employees to whom Purchaser or one of its Affiliates extends an offer of employment and (C) upon Purchaser’s or its Affiliates’ reasonable request, (I) provide Purchaser and its Affiliates with reasonable access to the Employees for the purpose of discussing employment transfers with, and (where applicable) making offers of employment to, such Employees and (II) provide such Employees with all documentation required to transfer such Employee to Purchaser or one of its Affiliates effective on the Closing Date.

(iv) With respect to the Employees listed on Schedule 6.7(a)(iv) (the “Verifying Employees”), the Seller Parties shall, to the extent allowed by applicable Law, take commercially reasonable efforts to obtain from each such Verifying Employee and deliver to Purchaser prior to Closing, updated authorization and identity documents to ensure such Verifying Employee has maintained work authorization (the “Verifying Documentation”). In the event the Seller Parties do not obtain Verifying Documentation from a Verifying Employee prior to the Closing, the Seller Parties shall, to the extent allowed by Applicable Law, terminate such Verifying Employee’s employment with the applicable Seller Party effective prior to the Closing, and Purchaser shall have no obligation to offer employment to such Verifying Employee.

(b) Employee Benefit Matters.

(i) Purchaser shall assume all obligations under or Liabilities with respect to any Benefit Programs set forth on Schedule 6.7(b) (such plans, the “Transferred Benefit Programs”) consistent with Section 1.3 of this Agreement as Assumed Liabilities, including any COBRA obligations associated with the Transferred Benefit Programs (including, without limitation, those with respect to any Employee who does not become a Transferred Employee and his or her eligible dependents). The Transferred Benefit Programs shall be assumed by and assigned to Purchaser on the Closing Date in the manner described in this Agreement. Seller Parties shall make good faith efforts to consult with, and give commercially reasonable assistance (including with respect to making any necessary amendments) to Purchaser and its Affiliates in respect of any Transferred Benefit Programs, prior to and during a reasonable period following the Closing Date. Purchaser shall take, or use commercially reasonable efforts to cause to be taken, any and all actions necessary to effectuate the terms of this Section 6.7(b), including taking all action necessary to assume and adopt each Transferred Benefit Plan in the manner contemplated by this Agreement effective as of the Closing. Seller Parties will reasonably cooperate with Purchaser and its Affiliates and take, or cause to be taken, all reasonable actions as Purchaser may reasonably request in order to effectuate the foregoing. Nothing herein shall prohibit Purchaser or its Affiliates, as applicable, from terminating, amending, or otherwise affecting any Transferred Benefit Program, at any time and from time to time following the Closing.

(ii) As of the Closing Date, all of the Transferred Employees will cease active participation in any of the Benefit Programs that such Transferred Employees participated in immediately prior to the Closing Date that are not Transferred Benefit Programs. For purposes of any non-qualified deferred compensation plan maintained by the Seller Parties, the Closing shall be considered a termination of employment or separation from service (within the meaning of Code Section 409A) for any participant under such plan whether or not such participant becomes a Transferred Employee.

(iii) With respect to each Transferred Employee, (A) Purchaser shall, or shall cause its Affiliates to, use commercially reasonable efforts to recognize such Employee’s service with the Seller Parties as service with Purchaser and its Affiliates for purposes of eligibility, vesting and benefit accrual under each employee benefit plan or program of Purchaser or any of its Affiliates in which such Employee becomes eligible to participate following the Closing Date, except where such service credit would result in a duplication of benefits; provided that Purchaser shall, and shall cause its Affiliates to, recognize and credit each Employee for the amount of PTO included in the calculation of Closing PTO Obligations for such Transferred Employee, and (B) to the extent that Purchaser or any of its Affiliates modifies any coverage or Benefit Program under which such an Employee participates as of immediately prior to the Closing Date, Purchaser shall, or shall cause its Affiliates to, use commercially reasonable efforts to (I) waive any waiting periods or pre-existing conditions applicable to such Employee (solely to the extent already waived or satisfied by such Employee under the corresponding Benefit Program during the year in which such coverage or plan modification occurs), and (II) give such Employee credit under such new coverages or benefit plans, in each case with respect to deductibles, co-payments and similar out-of-pocket payments that have been paid during the year in which such coverage or plan modification occurs.

(c) None of the provisions in this Section 6.7 are intended to, and do not, (i) confer upon any Person (including any Employee or any beneficiary or dependent thereof), other than the parties hereto, any rights or remedies hereunder, including the right to enforce any obligations of the Seller Parties, Purchaser and their respective Affiliates contained herein, (ii) create any rights to continued employment with any Seller Party, Purchaser or any of their respective Affiliates, or in any way limit the ability of the Seller Parties, Purchaser or any of their respective Affiliates to terminate the employment of any individual at any time and for any reason, or (iii) constitute or be deemed to constitute an amendment to any Benefit Program or any other employee benefit plan, program, policy, agreement or arrangement sponsored or maintained by the Seller Parties, Purchaser or any of their respective Affiliates. Nothing in this Section 6.7 will prevent the Seller Parties, Purchaser or any of their respective Affiliates from terminating the employment of any Employee or from terminating or amending any benefit plan, program, agreement or arrangement (including the Benefit Programs).

(d) The Seller Parties shall be solely responsible for all necessary actions, costs and expenses associated with sponsoring, administering, terminating, and winding down any Benefit Program that is not a Transferred Benefit Program. Seller Parties shall terminate the CEC Deferred Compensation Plan once such plan ceases to have any participants actively employed by any Seller Party after the Closing. Each Transferred Employee who participates in the CEC Deferred Compensation Plan shall be deemed to have incurred a separation from service under such plan as of the Closing; provided, however, the Seller Parties may terminate the CEC Deferred Compensation Plan with respect to the Transferred Employees pursuant to Treas. Reg. 26 C.F.R. § 1.409A-3(j)(4)(ix)(B). In furtherance of (and, for the avoidance of doubt, without limitation to) the foregoing, the Seller Parties acknowledge and agree that they shall be responsible for, covenant to pay or otherwise discharge, and shall indemnify, defend, reimburse and hold harmless, the Purchaser Indemnified Parties from and against any Liability relating to or arising out of (i) any Benefit Program that is not a Transferred Benefit Program, (ii) the employment of any Employee on or prior to the Closing Date, except to the extent of Liabilities transferred to Purchaser in connection with a Transferred Benefit Program or otherwise pursuant to this Agreement, and (iii) the termination of employment of any Employee who does not become an employee of Purchaser or any of its Affiliates at the Closing or at any time thereafter, regardless of the reason, except to the extent of Liabilities transferred to Purchaser in connection with a Transferred Benefit Program (e.g., COBRA obligations) or otherwise pursuant to this Agreement. Purchaser and its Affiliates shall be responsible for, covenant to pay or otherwise discharge, and shall indemnify and hold harmless the Seller Indemnified Parties from and against any Liability relating to or arising out of the employment or termination of employment of any Employee hired by Purchaser or an Affiliate of Purchaser on or after the Closing Date.

(e) The Seller Parties shall amend or restate the Stonebraker Retention Agreement to (i) specify that Purchaser and its Affiliates shall be treated as a successor employer and obligor under such agreement, such that the employee’s termination of employment with the Seller Parties and commencement of employment with Purchaser and its Affiliates in connection with the transactions contemplated by this Agreement will not be a separation from service under the Stonebraker Retention Agreement, (ii) clarify the timing for payment of any severance payments under the Stonebraker Retention Agreement such that a separation payment will be exempt from or otherwise comply with Section 409A and (iii) replace each reference to February 28, 2028, in the Stonebraker Retention Agreement, including with respect to the “Retention Date,” to state “April 15, 2027.” Seller Parties shall furthermore take any actions necessary to ensure that the Amended Stonebraker Retention Agreement complies with Section 409A, including any necessary disclosures of amendments to such agreement, and obtain any necessary consents from Mr. Stonebraker with respect to the revisions to the Stonebraker Retention Agreement.

(f) The Seller Parties shall amend or restate the Aubrey Retention Agreement to specify that Purchaser and its Affiliates shall be treated as a successor employer and obligor under such agreement, such that the employee’s termination of employment with the Seller Parties and commencement of employment with Purchaser and its Affiliates in connection with the transactions contemplated by this Agreement will not be a separation from service under the Aubrey Retention Agreement.

(g) If, following the Closing, Purchaser is at any time not obligated to pay the Final Closing Stonebraker Retention Obligations to Mr. Stonebraker, including as a result of Mr. Stonebraker’s resignation from his employment with Purchaser following the Closing without Good Reason (as defined in the Amended Stonebraker Retention Agreement) or the termination of Mr. Stonebraker’s employment with Purchaser for Cause (as defined in the Amended Stonebraker Retention Agreement), in each case prior to the Retention Date (as defined in the Amended Stonebraker Retention Agreement) (each of the foregoing, an “Applicable Stonebraker Termination Event”), or as a result of Mr. Stonebraker failing to timely execute and deliver a release in accordance with the Amended Stonebraker Retention Agreement or Mr. Stonebraker revoking any such release within the time period reflected in the Amended Stonebraker Retention Agreement, then Purchaser shall pay Seller, by wire transfer of immediately available funds to an account designated in writing by the Sellers’ Representative, the amount of the Final Closing Stonebraker Retention Obligations, within thirty (30) days following the earlier of (i) the date of such Applicable Stonebraker Termination Event, as applicable, and (ii) the date on which it is agreed or otherwise finally determined that Purchaser is not obligated to make payment to Mr. Stonebraker in respect of the Final Closing Stonebraker Retention Obligations.

(h) If, following the Closing, Purchaser is at any time not obligated to pay the Final Closing Aubrey Retention Obligations to Mr. Aubrey, including as a result of the Payment Conditions (as defined in the Amended Aubrey Retention Agreement) not being satisfied, then Purchaser shall pay Seller, by wire transfer of immediately available funds to an account designated in writing by the Sellers’ Representative, the amount of the Final Closing Aubrey Retention Obligations, within thirty (30) days following the date on which it is agreed or otherwise finally determined that Purchaser is not obligated to make payment to Mr. Aubrey in respect of the Final Closing Aubrey Retention Obligations.

(i) Following the Closing, Purchaser shall pay the Final Closing Fixed Bonus Obligations to the applicable Transferred Employees in accordance with the terms of such Final Closing Fixed Bonus Obligations. If and to the extent that the Final Closing Fixed Bonus Obligations exceed the actual amount of Fixed Bonus Obligations actually paid to the applicable Transferred Employees by Purchaser for the 2025 calendar year, determined as of April 30, 2026, such excess shall be paid by Purchaser to Seller, by wire transfer of immediately available funds to an account designated in writing by the Sellers’ Representative, no later than May 31, 2026.

(j) Within forty-five (45) days following the twelve (12) month anniversary of the Closing, Purchaser shall deliver to the Sellers’ Representative a written notice (the “Actual IBNR Obligations Notice”) setting forth Lockton’s calculation of the aggregate amount of the actual Liabilities of Seller with respect to the medical benefits for all Employees offered under the Seller Health Plan that were incurred but not reported to the Seller Health Plan as of the Effective Time, determined as of the date that is twelve (12) months after the Closing Date (“Actual IBNR Obligations”). Within forty-five (45) days after delivery of the Actual IBNR Obligations Notice, the Sellers’ Representative shall deliver to Purchaser a written response in which the Sellers’ Representative shall either (i) agree in writing with Purchaser’s calculation of the Actual IBNR Obligations, in which case such calculation shall be final and binding on the parties or (ii) dispute in writing the amount the Actual IBNR Obligations set forth in the Actual IBNR Obligations Notice. If the Sellers’ Representative timely submits such a written dispute, Purchaser and the Sellers’ Representative will attempt in good faith, for a period of thirty (30) days following delivery by Sellers’ Representative of such a written disputes to agree on the Actual IBNR Obligations. If Purchaser and the Sellers’ Representative are not able to agree in writing as to the Actual IBNR Obligations within such time period, than either Purchaser or Sellers’ Representative shall be entitled to submit the resolution of the determination of the Actual IBNR Obligations to the

Independent Accounting Firm for resolution of any remaining disputes as to the Actual IBNR Obligations in accordance with Section 1.7(d). If and to the extent the Actual IBNR Obligations, as finally determined in accordance with this Section 6.7(j), exceed the Final Closing IBNR Obligations, then the Sellers’ Representative and Purchaser shall deliver joint written instructions to the Escrow Agent to release to Purchaser from the Indemnity Escrow Amount an amount equal to such excess within 30 days after the Actual IBNR Obligations and such excess are finally determined in accordance with this Section 6.7(j). If and to the extent that the Final Closing IBNR Obligations exceed the Actual IBNR Obligations, Purchaser shall pay Seller, by wire transfer of immediately available funds to an account designated in writing by the Sellers’ Representative, an amount equal to such excess, within 30 days after the Actual IBNR Obligations and such excess are finally determined in accordance with this Section 6.7(j).

Section 6.8 Consents.

(a) Notwithstanding anything to the contrary in this Agreement, no Asset shall be deemed sold, transferred or assigned to Purchaser pursuant to this Agreement if the attempted sale, transfer or assignment thereof to Purchaser pursuant to this Agreement without the consent or approval of any other Person would be ineffective or would constitute a breach of contract or a violation of any Law, ruling, judgment, Order or injunction of any Governmental Authority or would in any other way adversely affect the rights of a Seller Party (or Purchaser as transferee or assignee), and such consent or approval is not obtained at or prior to the Closing; provided, however, that subject to the satisfaction or waiver of the conditions contained in Article 8, if the Closing occurs notwithstanding that an Asset has not been sold, transferred or assigned to Purchaser in connection therewith, Purchaser shall not thereafter be entitled to any adjustment to the Purchase Price in respect of such Asset. In such case (a) the beneficial interest in or to such Asset (collectively, the “Beneficial Rights”) shall in any event pass at the Closing to Purchaser under this Agreement; and (b) pending such consent or approval, Purchaser shall discharge the obligations of the applicable Seller Party under such Beneficial Rights (to the extent such obligations are Assumed Liabilities) as agent for such Seller Party, and such Seller Party shall act as Purchaser’s agent in the receipt of any benefits, rights or interest received from the Beneficial Rights. Following the Closing, the Seller Parties shall use commercially reasonable efforts (and bear their respective costs of such efforts) to obtain and secure all consents and approvals that may be necessary to effect the legal and valid sale, transfer and assignment of the Assets underlying the Beneficial Rights to Purchaser without any change in any of the material terms or conditions of such Assets, including their formal assignment or novation, if advisable and agreed to by the parties; provided, however, that no Seller Party shall be required to pay any consideration therefor. The Seller Parties shall use commercially reasonable efforts to make or complete such transfers as soon as reasonably possible following the Closing and reasonably cooperate with Purchaser in any other reasonable arrangement designed to provide for Purchaser the economic and, to the extent permitted under applicable Law and the applicable Asset, operationally equivalent benefits of the transfer of such Asset, including enforcement at the cost and for the account of Purchaser of any and all rights of the Seller Parties against the other party thereto arising out of the breach or cancellation thereof by such other party or otherwise, and to provide for the discharge by Purchaser of any Liability under such Asset, to the extent such Liability constitutes an Assumed Liability or for which Purchaser otherwise receives the benefit of the Asset hereunder to which such Liability applies or from which such Liability arises.

Section 6.9 Discharge of Retained Liabilities. From and after the Closing, the Seller Parties covenant and agree, on a joint and several basis, to pay, perform and/or otherwise discharge (as and when due) all of the Retained Liabilities.

Section 6.10 Preservation of Records. Each Seller Party agrees that it shall preserve and keep the records held by it or its Affiliates relating to the operation of the Business prior to the Closing Date for a period of six (6) years from the Closing Date and shall make such records and, to the extent reasonably practicable, personnel available to Purchaser as may be reasonably required by Purchaser in connection with any reasonable purposes including any insurance claims by, Legal Proceedings against or governmental investigations of Purchaser or any of its Affiliates. In the event any Seller Party wishes to destroy (or permit to be destroyed) such records after that time, such Seller Party shall first give sixty (60) calendar days’ prior written notice to Purchaser and Purchaser shall have the right, at its option and expense, to take possession of the records. Purchaser agrees that it shall preserve and keep the records held by it or its Affiliates relating to the operation of the Business prior to the Closing for a period of six (6) years from the Closing Date and shall make such records and, to the extent reasonably practicable, personnel available to the Seller Group Members and their respective Representatives as may be reasonably requested by such Seller Group Member in connection with any reasonable purposes including any insurance claims by, Legal Proceedings against or governmental investigations of any Seller Group Member or any of its Affiliates; provided, that Purchaser shall provide personnel (including Doug Pritchett and his team) and reasonable assistance to the Seller Group Members as reasonably necessary to aid and assist the Seller Group Members in resolving any Legal Proceedings involving the Seller Group Members, including with respect to the pre-Closing operation of the Business. In the event Purchaser wishes to destroy (or permit to be destroyed) such records after that time, Purchaser shall first give sixty (60) calendar days’ prior written notice to the Sellers’ Representative and the Seller Group Members shall have the right, at their respective options and expense, to take possession of the records.

Section 6.11 Seller Dissolution. Following the Closing, Seller shall not wind up, dissolve or otherwise liquidate until it has fulfilled its obligations pursuant to Sections 6.6, 6.8, and 6.9 hereof.

Section 6.12 Purchaser Dissolution or Change of Name. If the Closing does not occur on or before the Outside Date Purchaser shall, within sixty (60) days of Purchaser’s receipt of written confirmation from the Seller Parties that the Seller Parties no longer wish to pursue the Acquisition Transactions, either (at Purchaser’s option) (a) dissolve the Purchaser entity or (b) change the name of Purchaser entity to a name other than “CEC Facilities Group,” “CEC Facilities,” or any other name substantially similar to such names.

Section 6.13 R&W Policy. Purchaser shall ensure that the R&W Policy comes into effect as of the Closing in accordance with the terms of the R&W Policy Binder Agreement and thereafter remains in full force and effect in accordance with its terms. Accurate and complete copies of the binders for the R&W Policy, as conditionally bound, including all amendments, exhibits, attachments, appendices and schedules thereto as of the Signing Date (the “R&W Policy Binder Agreement”) is attached as Exhibit H. The total premium for the R&W Policy shall be borne fifty percent (50%) by Purchaser and fifty percent (50%) by the Seller Parties, and all other costs and expenses related to the R&W Policy, including any underwriting fees and costs, brokerage commission for Purchaser’s broker, Taxes related to such policy and other fees and expenses of such R&W Policy shall be borne one hundred percent (100%) by Purchaser, and Purchaser and the Seller Parties, as applicable, shall pay all such amounts as and when due; provided, however, that, notwithstanding the foregoing, the Seller Parties’ fifty percent (50%) of the premium payment for the R&W Policy shall be deemed to be Closing Transaction Expenses payable by Purchaser at the Closing (for and on behalf of the Seller Parties) in accordance with Section 1.5(d). The Seller Parties and their respective Affiliates shall, without paying any amount or incurring any expense or obligation other than the Seller Parties’ fifty (50%) of the premium payment for the R&W Policy, reasonably cooperate with Purchaser’s efforts to obtain and bind the R&W Policy. The R&W Policy shall include terms to the effect that the R&W Insurer waives its rights to bring any claim by way of subrogation, claim for contribution or otherwise against any Seller Party, any Seller Group Member, any Affiliate of any Seller Group Member and each of their respective past, present or future direct or indirect shareholders, members, directors, managers, officers, employees or partners (or the functional equivalent of any such position) in connection with this Agreement and the Acquisition (in each case, except for claims arising out of or otherwise relating to Fraud by the Seller Group Members), and Purchaser shall ensure that such terms are held by Purchaser in trust for each of the foregoing Persons. Purchaser shall not, without the prior written consent of the Sellers’ Representative (which consent shall not be unreasonably withheld, conditioned or delayed), (a) amend, waive, or otherwise modify the R&W Policy in any manner that is, or could reasonably be expected to be, adverse to the Seller Group Members or (b) cause the termination of the R&W Policy.

Section 6.14 Access to Information. During the Interim Period, the Seller Parties shall reasonably cooperate with Purchaser and its Affiliates and its and their respective Representatives by providing reasonable access, at Purchaser’s expense, to any books, records, financial information or other materials relating to the Business prior to the Effective Time as Purchaser or its Affiliates may reasonably request (including in connection with the preparation by Purchaser and its Affiliates of historical and pro forma financial statements related to the Business, as required to be included in any filing made by Purchaser or any of its Affiliates under the Securities Act, the 1934 Act or other applicable Law); provided, however, that any such investigation shall be conducted during normal business hours upon reasonable advance notice to the Seller Parties, under the supervision of Seller Parties’ personnel and in such a manner as not to interfere with the conduct of the Business or any other businesses of any Seller Party. Notwithstanding anything to the contrary in this Agreement, Seller Parties shall not be required to disclose any information to Purchaser if such disclosure would, in the Sellers’ Representative’s reasonable discretion: (x) jeopardize any attorney-client or other privilege; or (y) contravene any applicable Law, fiduciary duty or binding agreement entered into prior to the date of this Agreement. Prior to the Closing, without the prior written consent of the Sellers’ Representative (which shall not unreasonably withheld, conditioned or delayed), Purchaser shall not contact any suppliers to, or customers of, the Business (other than in the ordinary course of business of Purchaser consistent with past practice and unrelated to the Acquisition Transactions). Purchaser shall, and shall cause its Affiliates and its and their respective Representatives to, abide by the terms of the Existing NDA with respect to any access or information provided pursuant to this Section 6.14. The Seller Parties hereby consent to the inclusion or incorporation by reference of all financial statements and financial information of Seller (but not of DCEC) provided to Purchaser and its Affiliates pursuant to this Section 6.14 in any filing by Purchaser and its Affiliates with the United States Securities and Exchange Commission and, upon request therefor by Purchaser, agree to request that any auditor of the Seller Parties and the Business that has compiled any financial statements of Seller or the Business (but not of DCEC or DCEC’s business) provided to Purchaser and its Affiliates pursuant to this Agreement consent to the inclusion or incorporation by reference of its compiled financial statements with respect to such financial statements in any filing by Purchaser and its Affiliates with the United States Securities and Exchange Commission.

Section 6.15 Conduct of the Business Prior to Closing. Except as otherwise expressly contemplated by this Agreement, set forth on Schedule 6.15, consented to in writing by Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed), or required by applicable Law, from the date of this Agreement until the earlier to occur of the Closing Date or termination of this Agreement in accordance with Article 9 (the “Interim Period”), the Seller Parties shall conduct the Business in the Ordinary Course of Business in all material respects (including, without limitation, with respect to the preservation, operation, maintenance and protection of the Assets). Without limiting the generality of the foregoing, during the Interim Period, except (a) as expressly contemplated by this Agreement, (b) as required by applicable Law, (c) as set forth on Schedule 6.15 or (d) with the prior written consent of Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed), the Seller Parties shall not take any of the actions contemplated by Section 2.6(a) through Section 2.6(y).

Section 6.16 Exclusivity.

(a) No Seller Party shall, and shall not authorize or permit any of its Affiliates or any of its or their respective Representatives to, directly or indirectly: (i) encourage, solicit, initiate, facilitate or continue inquiries regarding an Acquisition Proposal; (ii) enter into discussions or negotiations with, or provide any information to, any Person concerning a possible Acquisition Proposal; (iii) enter into any Contracts, agreements or other instruments (whether or not binding) regarding an Acquisition Proposal; or (iv) provide any non-public information relating to the Business or any of the Assets, or otherwise afford access to the Business, the Assets or such non-public information to, any Person in connection with such Person’s inquiries into and consideration of making, or has made, any Acquisition Proposal. Each Seller Party shall immediately cease and cause to be terminated, and shall cause its Affiliates and all of its and their respective Representatives to immediately cease and cause to be terminated, all existing discussions or negotiations with any Persons conducted heretofore with respect to an Acquisition Proposal.

(b) In addition to the other obligations under this Section 6.16, the Seller Parties shall promptly (and in any event within three (3) Business Days after receipt thereof by Seller Party or its Representatives) advise Purchaser orally and in writing of (i) any Acquisition Proposal, (ii) any request for information with respect to any Acquisition Proposal, or (iii) any inquiry with respect to, or which could reasonably be expected to result in, an Acquisition Proposal.

(c) The Seller Parties agree that the rights and remedies for noncompliance with this Section 6.16 shall include having such provision specifically enforced in accordance with Section 12.12.

Section 6.17 IT Systems Integration Cooperation. During the Interim Period, the Seller Parties shall use commercially reasonable efforts to facilitate Purchaser’s planning for the integration of the Business’s digital assets (including the Business IT Systems) into the Purchaser’s systems. This cooperation shall include (a) providing copies of all current existing system diagrams, network diagrams, database schemas and other data structure documents, and other technical documentation and related materials related to Business IT Systems; (b) reasonable telephone and email support by the Seller Parties’ knowledgeable technical personnel during the Seller Parties’ normal business hours, and (c) such other assistance as Purchaser may reasonably request, in each case during normal business hours upon reasonable advance notice to the Seller Parties, under the supervision of Seller Parties’ personnel and in such a manner as not to interfere with the conduct of the Business or any other businesses of any Seller Party.

Section 6.18 HSR Matters.

(a) Purchaser and Seller shall (i) promptly make, or cause to be made, a filing of the applicable HSR Notification Form pursuant to the HSR Act with respect to the Acquisition Transactions (and in any event within ten (10) Business Days unless otherwise agreed by Purchaser and Seller) following the execution of this Agreement, (ii) supply as promptly as practicable any additional information and documentary material that may be requested by a Governmental Authority pursuant to the HSR Act, and (iii) use its commercially reasonable efforts to cause the expiration or termination of the applicable waiting periods under the HSR Act with respect to the transactions contemplated hereby as soon as practicable. The parties shall use their respective commercially reasonable efforts to promptly obtain, and to cooperate with each other to promptly obtain, all necessary authorizations, approvals, clearances, consents, actions or non-actions of any Governmental Authority in connection with the above filings, applications or notifications. Each party shall promptly inform the other party of any material communication between itself (including its Representatives) and any Governmental Authority regarding any of the transactions contemplated hereby. If a party or any of its Affiliates receives any formal or informal request for supplemental information or documentary material from any Governmental Authority with respect to the transactions contemplated hereby, then subject to Section 6.18(b), the party shall make, or cause to be made, as soon as reasonably practicable, a response in compliance with such request.

(b) Seller, on the one hand, and Purchaser, on the other hand, shall, to the extent permissible by applicable Law, promptly and fully inform or furnish the other with copies of material notices or other material communications between Seller or Purchaser (including their respective Affiliates and Representatives), as the case may be, and any third party and/or Governmental Authority with respect to such transactions; provided, however, that no privileged information or information that is deemed to be competitively sensitive is required to be shared. The parties may, as they deem advisable and necessary, designate any competitively sensitive materials provided to the other under this Section 6.18(b) as “outside counsel only”, and such materials and the information contained therein shall be given only to outside counsel of the recipient and shall not be disclosed by such outside counsel to employees, officers, or directors of the recipient without the advance written consent of the party providing such materials on the advice of counsel. The Seller, on the one hand, and Purchaser, on the other hand, shall give the other party and its counsel a reasonable opportunity to review in advance, to the extent practicable, and consult with one another on and in consideration of the views and input of the other party in connection with, any proposed material written communication or submission to any Governmental Authority relating to the transactions contemplated by this Agreement. Each party agrees not to participate in any substantive meeting, conference, or discussion, either in person or by telephone or videoconference, with any Governmental Authority in connection with the transactions contemplated by this Agreement unless it consults with the other party in advance and, to the extent not prohibited by such Governmental Authority, gives the other party, including its outside counsel, reasonable notice and the opportunity to attend and participate. Notwithstanding the foregoing or any other provision of this Agreement, Purchaser shall control, lead, and have final decision-making authority with respect to all communications and strategy in connection with any investigation or litigation by a Governmental Authority arising from the HSR Notification Forms filed with respect to the Acquisition Transaction; provided, however, that Purchaser shall consult with Seller and consider in good faith Seller’s input regarding such matters. Seller shall use commercially reasonable efforts to cooperate with, and provide support to, Purchaser in connection with any negotiations with or investigations or litigation by a Governmental Authority. Nothing herein shall prohibit Purchaser or Seller from: (i) scheduling and holding routine meet and confer communications with any Governmental Authority about the scope of specifications or other data requests unique to that party without participation of the other party but each party shall keep the other party fully and timely informed of all such communications or (ii) complying with any subpoena or other legal process required by Law or submitting documents or information in response to a request from a Governmental Authority.

(c) Each of the parties shall use its respective commercially reasonable efforts to resolve objections, if any, as may be asserted by any Governmental Authority with respect to the transactions contemplated by this Agreement under the HSR Act and any other United States federal or state or foreign statutes, rules, regulations, orders, decrees, administrative or judicial doctrines or other antitrust Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or constituting anticompetitive conduct. Subject to the other terms of this Section 6.18(c), each of the parties shall use commercially reasonable efforts to take such action as may be required to cause the expiration of the notice periods under the HSR Act with respect to such transactions as promptly as possible after the execution of this Agreement. If any request for additional information and documents, including a Second Request under the HSR Act, is received from any Governmental Authority, the Purchaser and Seller and their respective Affiliates shall use commercially reasonable efforts to substantially comply with such request at the earliest practicable date. Notwithstanding the foregoing or any other provision of this Agreement, nothing contained in this Agreement shall require or obligate the Purchaser or its Affiliates to: (i) agree to defend any action or actions if any administrative or judicial action or proceeding is instituted (or threatened to be instituted) by a Governmental Authority or private party challenging the contemplated transactions,; (ii) commence any litigation or proceeding with any Governmental Authority or third party; (iii) enter into any settlement, undertaking, tolling agreement, consent decree or stipulation with or required by any Governmental Authority in connection with the transactions contemplated hereby, or otherwise agree or become subject to any restrictions, conditions, limitations or other understandings on or with respect to the operation of the business of the Purchaser, any of its Affiliates, or the Seller; (iv) propose or agree to sell or otherwise dispose of, hold separate (through the establishment of a trust or otherwise), or divest itself of any business, assets or operations of Purchaser, any of its Affiliates, or the Seller; (v) terminate any existing relationship, contractual right or other obligation of Purchaser, any of its Affiliates or the Seller; (vi) seeking to have lifted, vacated or reversed any stay, injunction, temporary restraining order or other restraint entered by any Governmental Authority with respect to this Agreement or the transactions contemplated hereby; or (vii) pay or commit to pay any material amount of cash or other consideration, or incur or commit to incur any material liability or other obligation, in connection with obtaining and maintaining any approval, consent, registration, permit, authorization and other confirmation in connection with any settlement, undertaking, tolling agreement, consent decree or stipulation with or required by any Governmental Authority in connection with the Acquisition Transactions.

(d) Purchaser shall not acquire or agree to acquire, by merging with or into or consolidating with, or by purchasing a portion of the assets of or equity in, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets or equity securities, if the entering into of a definitive agreement relating to, or the consummation of such acquisition, merger or consolidation would reasonably be expected to: (i) impose any material delay in the obtaining of, or materially increase the risk of not obtaining, any consents of any Governmental Authority necessary to consummate the transactions contemplated by this Agreement or the expiration or termination of any applicable waiting period; (ii) materially increase the risk of any Governmental Authority seeking or entering an order prohibiting the consummation of the transactions contemplated by this Agreement; or (iii) materially delay or prevent the consummation of the transactions contemplated by this Agreement.

(e) Notwithstanding the foregoing or any other provision of this Agreement, Seller and its Affiliates shall not, without the prior written consent of Purchaser, enter into any settlement, undertaking, tolling agreement, consent decree or stipulation with or required by any Governmental Authority in connection with the transactions contemplated hereby, or otherwise agree or become subject to any restrictions, conditions, limitations or other understandings on or with respect to the operation of the business of Purchaser, any of its Affiliates or Seller, in each case imposed by such Governmental Authority under the HSR Act.

Section 6.19 Issuance of the STRL Shares. STRL and Purchaser agree that the shares of STRL Common Stock to be issued as Stock Consideration are to be issued to the Members and Beneficial Owners (on behalf of Seller and CEC Electrical, as applicable, as described in Section 1.5(b)) as partial consideration for the Assets (and that for all purposes Seller shall be deemed to have received the Stock Consideration), but that such shares will be issued at the Closing as directed in writing by the Sellers’ Representative. Purchaser and STRL shall ensure that STRL maintains current on all of STRL’s SEC reporting obligations. Purchaser and STRL will ensure that none of the Seller Group Members who receive any shares of the Stock Consideration are considered to be, or reported as (in each case, as of the Closing Date), an “affiliate” (as defined in Rule 144(a)(1) under the Securities Act) and will not take any action on or after the Closing Date to cause any such Seller Group Member to be deemed such an “affiliate” without that Seller Group Member’s prior written consent.

Section 6.20 Supplement to Disclosure Schedules. From time to time prior to the Closing, the Seller Group Members shall have the right (but not the obligation) to supplement or amend the Schedules hereto with respect to any matter hereafter arising or of which it becomes aware after the Signing Date (each a “Schedule Supplement”). Any disclosure in any such Schedule Supplement shall not be deemed to have cured any inaccuracy in or breach of any representation or warranty contained in this Agreement, including for purposes of the indemnification or termination rights contained in this Agreement or of determining whether or not the conditions set forth in Section 8.2(a) have been satisfied; provided, however, that if as a result of matters disclosed in such Schedule Supplement, Purchaser has the right to, but does not elect to, terminate this Agreement within five (5) Business Days of its receipt of such Schedule Supplement, then Purchaser shall be deemed to have irrevocably waived any right to terminate this Agreement with respect to such matter and, further, shall have irrevocably waived its right to indemnification under Section 7.2 with respect to such matter.

Section 6.21 Existing NDA.

(a) Purchaser and STRL acknowledge and agree that the Non-Disclosure Agreement, dated May 15, 2025, by and between Seller, STRL, DCEC and M.C. Dean, Inc. (the “Existing NDA”) remains in full force and effect and, in addition, covenants and agrees to keep confidential, in accordance with the provisions of the Existing NDA, information provided to Purchaser or STRL or any of their respective Affiliates or Representatives pursuant to the Existing NDA and/or this Agreement. If this Agreement is, for any reason, terminated prior to the Closing, the Existing NDA and the provisions of this Section 6.21(a) shall nonetheless continue in full force and effect.

(b) Notwithstanding any provision herein to the contrary, if the transactions contemplated by this Agreement shall be terminated for any reason, (a) Purchaser and STRL shall return all documents and other material received from any Seller Group Member or DCEC or any of their respective Affiliates or Representatives relating to any Seller Group Member, DCEC or any of their respective Affiliates, any of their respective businesses and/or any of the Acquisition Transactions, whether so obtained before or after the execution of this Agreement and (b) all confidential information received by Purchaser or STRL or any of their respective Affiliates or Representatives with respect to or relating to any Seller Group Member or any of their respective Affiliates or respective businesses, and/or any of the transactions contemplated hereby, shall be treated as strictly confidential in accordance with the Existing NDA.

(c) The parties agree that the Existing NDA shall be deemed terminated upon the consummation of the Closing.

Section 6.22 Contribution. Prior to the Closing:

(a) CEC Electrical shall assign and transfer to Seller all of CEC Electrical’s right, title, and interest into and to the Contracts, trademarks, and vehicles set forth on Schedule 6.22(a); and

(b) Seller shall sell, assign, and transfer to CEC Electrical, and CEC Electrical shall purchase, accept, and assume from Seller, all of Seller’s right, title, and interest in and to the properties, rights, and assets set forth on Schedule 6.22(b).

Section 6.23 Insurance Policies.

(a) On or immediately prior to Closing, the Seller Parties shall obtain, as of the Closing Date, “tail” directors’ and officers’ liability insurance policies with a claims period of six (6) years from the Closing Date (the cost of which shall be borne by the Seller Parties as a Closing Transaction Expense reflected at Closing) with at least the same coverage and amounts and containing terms and conditions that are not less advantageous to the current and former directors and officers of the Seller Parties when compared to the applicable insurance maintained by the Seller Parties as of the Closing Date, in each case with respect to claims arising out of or relating to events which occurred on or prior to the Effective Time (collectively, the “D&O Policy”).

(b) On or immediately prior to Closing, the Seller Parties shall obtain, as of the Closing Date, “tail” employment practices liability insurance policies with a claims period of six (6) years from the Closing Date (the cost of which shall be (i) to the extent able to be packaged with the D&O Policy, borne by the Seller Parties as a Closing Transaction Expense reflected at Closing or (ii) to the extent not able to be packaged with the D&O Policy, borne fifty percent (50% by Purchaser and fifty percent (50%) by the Seller Parties, with the Seller Parties’ fifty percent (50%) being included as a Closing Transaction Expense reflected at Closing) with at least the same coverage and amounts and containing terms and conditions that are not less advantageous to the Seller Parties when compared to the applicable insurance maintained by the Seller Parties as of the Closing Date, in each case with respect to claims arising out of or relating to events which occurred on or prior to the Effective Time (collectively, the “EPL Policy”).

(c) On or immediately prior to Closing, the Seller Parties shall obtain, as of the Closing Date, “tail” professional pollution liability insurance policies with a claims period of six (6) years from the Closing Date (the cost of which shall be borne shall be borne fifty percent (50%) by Purchaser and fifty percent (50%) by the Seller Parties, with the Seller Parties’ fifty percent (50%) being included as a Closing Transaction Expense reflected at Closing) with at least the same coverage and amounts and containing terms and conditions that are not less advantageous to the Seller Parties when compared to the applicable insurance maintained by the Seller Parties as of the Closing Date, in each case with respect to claims arising out of or relating to events which occurred on or prior to the Effective Time (collectively, the “Pollution Policy”).

(d) On or immediately prior to Closing, the Seller Parties shall obtain, as of the Closing Date, discontinued operations insurance policies with a claims period of six (6) years from the Closing Date (the cost of which shall be borne by the Seller Parties as a Closing Transaction Expense reflected at Closing) with at least the same coverage and amounts and containing terms and conditions that are not less advantageous to the Seller Parties when compared to the general liability insurance maintained by the Seller Parties as of the Closing Date, in each case with respect to claims arising out of or relating to events which occurred on or prior to the Effective Time (collectively, the “Discontinued Operations Policy”).

(e) From and after the Closing, Purchaser shall have, subject to the terms and conditions of this Section 6.23, the right to access coverage under insurance policies of the Seller Parties or their respective Affiliates to the extent such right to access coverage is an Asset under Section 1.1(j) and to the extent covering the Assets, the Business or the Assumed Liabilities with respect to any occurrence-based insurance coverage (such policies, the “Seller Occurrence-Based Insurance Policies”) in respect of any Losses to the extent arising from any claim, act, omission, event or circumstance that occurred or existed prior to the Closing Date and that is covered by any such Seller Occurrence-Based Insurance Policies. Purchaser may request that the Seller Parties or their respective Affiliates make claims under the Seller Occurrence-Based Insurance Policies to the extent coverage and limits are available thereunder; provided, that Purchaser shall pay, incur and bear sole responsibility with respect to any such claim for all amounts relating to any self-insured retention or deductible under the Seller Occurrence-Based Insurance Policies. Purchaser shall within fifteen (15) Business Days after demand therefor from the Sellers’ Representative, reimburse the Seller Parties and their respective Affiliates for all documented, out-of-pocket costs and expenses reasonably incurred by the Seller Parties and their respective Affiliates in connection with any claims made under the Seller Occurrence-Based Insurance Policies by the Purchaser in accordance with this Section 6.23.

(f) As soon as reasonably practicable following the Closing, the Seller Parties or their respective Affiliates shall, at Purchaser’s sole cost and expense and to the extent permitted under the applicable Seller Occurrence-Based Insurance Policies, provide for Purchaser to be named as (i) an additional insured under the Seller Occurrence-Based Insurance Policies with respect to events relating to the Seller Parties, the Assets or the Business that occurred or existed prior to the Closing Date and (ii) loss payee parties under the Seller Parties’ or their respective Affiliates’ first-party insurance currently in force, to the extent such insurance is an Asset under Section 1.1(j).

(g) To the extent that Purchaser asserts a claim that may be covered under the Seller Occurrence-Based Insurance Policies pursuant to Section 1.1(j) and this Section 6.23, Purchaser shall deliver a written notice to the Sellers’ Representative setting forth (i) a description of, and an estimated amount payable (if and to the extent known at the time of such assertion) pursuant to, such claim, (ii) if known by Purchaser, the Seller Occurrence-Based Insurance Policy which Purchaser is asserting should provide coverage for such claim, and (iii) a reasonably detailed explanation of the basis for such claim. The Seller Parties or their respective Affiliates shall take commercially reasonable efforts to, at Purchaser’s sole cost and expense (i) assist Purchaser in identifying which Seller Occurrence-Based Insurance Policy, if any, may provide coverage with respect to a prospective claim, (ii) assist Purchaser and its Affiliates in procuring historical loss information with respect to legacy insurance policies of the Seller Parties and their Affiliates, (iii) make such claims under the Seller Occurrence-Based Insurance Policies for any such claim presented in good faith to the Sellers’ Representative to the extent the rights to make such claims or access coverage under such Seller Occurrence-Based Insurance Policies are included in the Assets pursuant to Section 1.1(j), (iv) keep Purchaser reasonably apprised of any material changes in the status of such claim and (v) provide Purchaser with copies of any material correspondence with the applicable insurer promptly following receipt thereof. Purchaser shall use commercially reasonable efforts to cooperate with reasonable requests (including requests for information) by the Sellers’ Representative and the applicable insurers relating to the subject matter of this Section 6.23.

Section 6.24 Seller Right to Pre-Closing DCEC Profits. Upon the completion of the “Samsung” related project that is the sole commercial venture of DCEC (as of the Closing Date) (the “Samsung Project”), and once all amounts owing to DCEC with respect to the Samsung Project have been collected, Purchaser shall, with input and assistance from the Sellers’ Representative, use commercially reasonable efforts to promptly cause DCEC to calculate, on a look-back basis, the net profits of DCEC from the inception of the Samsung Project through the date of completion (the “Samsung Project Net Profit Amount”). The parties agree that Seller will be entitled to fifty percent (50%) of that portion of the Samsung Project Net Profit Amount earned by DCEC for the period from the inception of the Samsung Project up until the Closing Date, less any cash distributions previously made to Seller by DCEC (the “Seller DCEC Profit Amount”). Following completion of the calculation of the Seller DCEC Profit Amount, Purchaser shall cause the Seller DCEC Profit Amount to be paid to Seller as soon as reasonably practicable.

Section 6.25 Real Property Deliverables. During the Interim Period, with respect to each Real Property Lease that does not constitute an Affiliate Agreement, the Seller Parties shall use commercially reasonable efforts to obtain and deliver to Purchaser, at or prior to the Closing, (a) tenant and landlord estoppels in reasonable and customary forms mutually agreed upon between Purchaser, the Seller Parties and the applicable landlord, executed by the applicable Seller Party and the applicable landlord and (b) a lease subordination, non-disturbance and attornment agreement, in a reasonable and customary form mutually agreed upon between Purchaser, the Seller Parties and the applicable landlord and lender, executed by the applicable Seller Party, the applicable landlord and the applicable lender.

Section 6.26 Affiliate Guarantees.

(a) During the Interim Period, Purchaser and the applicable Seller Group Members shall use commercially reasonable efforts to attempt to obtain a release, to be effective at the Closing, of the applicable Ownership Group Members under those guaranties, bonds and other similar agreements set forth on Schedule 6.26(a) (each, an “Affiliate Guaranty”), or otherwise remove or replace, effective at the Closing, the applicable Ownership Group Member from each such Affiliate Guaranty, in each case solely to the extent related to the Assets, the Business or the Assumed Liabilities.

(b) To the extent that any Affiliate Guaranty has not been released or an Ownership Group Member has not been removed as a party thereto at the Closing as contemplated by Section 6.26(a) (each a “Continuing Affiliate Guaranty”), Purchaser and the applicable Seller Group Members shall use commercially reasonable efforts to attempt in good faith to obtain a release thereof following the Closing in the manner contemplated by Section 6.26(a); provided, however, that any such efforts shall not include any obligation to pay any fees or incur any other out-of-pocket expenses.

(c) Purchaser shall indemnify and hold harmless each applicable Ownership Group Member against any Losses incurred by such Ownership Group Member as a result of any claim or demand for payment made against such Ownership Group Member by any Person who is entitled to payment, reimbursement or indemnity with respect to any Continuing Affiliate Guaranty, from any payment obligation to the extent first incurred, accrued or arising after the Effective Time and which has not been paid when due. The provisions of this Section 6.26(c) shall survive the Closing indefinitely.

Section 6.27 Seller Group Member Permitted Sharing of Earnout Payment Proceeds. In the event that any Seller Party earns and receives payment for the First Earn-Out Payment or the Second Earn-Out Payment in accordance with Section 1.8, the Seller Parties shall have the right, but not the obligation, to make discretionary payments to any employees of Purchaser or Purchaser’s Affiliates who were employed by Purchaser or Purchaser’s Affiliates at any time during the First Earn-Out Period or Second Earn-Out Period and any such payments by any Seller Party to any such persons shall not constitute a violation or breach of any Employment Agreement, Restrictive Covenant Agreement, or other agreement entered into between any Seller Group Member, on the one hand, and Purchaser or any of Purchaser’s Affiliates, on the other hand; provided, that to the extent any such payments are made to employees of Purchaser’s or Purchaser’s Affiliates, the applicable Seller Group Member shall inform Purchaser or its applicable Affiliate of the amounts and corresponding recipients of such payments as soon as reasonably practicable following the date of such payments.

Section 6.28 Releases of Paid-Off Liens. During the Interim Period, the Seller Parties shall use commercially reasonable efforts to obtain UCC-3 termination statements from applicable lenders and creditors of the Seller Parties with respect to any Liens on any of the Assets that have previously been paid off in full by such Seller Parties prior to the Signing Date.

ARTICLE 7

INDEMNIFICATION

Section 7.1 Survival. Notwithstanding any statute of limitations that might otherwise apply under applicable Law, the parties (intending to modify any such statute of limitations), hereby acknowledge and agree as follows: (a) the representations and warranties of the Seller Parties and the Ownership Group Members contained in this Agreement and in any certificate delivered pursuant hereto (other than the Fundamental Representations) shall survive the Closing for a period of twelve (12) months from the Closing Date, (b) the representations and warranties of Purchaser and STRL contained in this Agreement and in any certificate delivered pursuant hereto (other than the Fundamental Representations) shall survive the Closing for a period of twelve (12) months from the Closing Date, (c) the Fundamental Representations (other than the representations and warranties in Section 2.17 (Taxes)) shall survive the Closing for a period of four (4) years from the Closing Date, (d) the representations and warranties in Section 2.17 (Taxes) shall survive the Closing for a period of six (6) years from the Closing Date, and (e) the covenants and agreements of the parties contained in this Agreement shall survive the Closing in accordance with their respective terms or, if silent, for a period of six (6) years following the Closing Date. No claim for indemnification hereunder for breach of any representations, warranties, covenants, agreements or other provisions may be made after the expiration of the applicable survival period set forth in this Section 7.1; provided, however, that notwithstanding anything else contained in this Section 7.1, any representation, warranty, covenant or agreement in respect of which indemnity may be sought under this Agreement shall survive the time at which it would otherwise terminate pursuant to this Section 7.1 if notice of the inaccuracy of such representation or warranty or breach of such covenant or agreement giving rise to such right of indemnity shall have been given to the party against whom such indemnity may be sought prior to such time in accordance with Section 7.4.

Section 7.2 Indemnification by the Seller Group Members. Subject to the limitations and other terms and conditions of this Article 7, including Section 7.5, from and after the Closing (A) each Seller Group Member shall, with respect to Section 7.2(a), Section 7.2(b), Section 7.2(c), Section 7.2(d), Section 7.2(h), Section 7.2(i), Section 7.2(j) and Section 7.2(k), jointly and severally with the other Seller Group Members, and (B) each Ownership Group Member shall, with respect to Section 7.2(e), Section 7.2(f), and Section 7.2(g), severally and not jointly, indemnify and hold harmless Purchaser, STRL and its and their respective Affiliates and Representatives, and the respective successors and assigns of each of the foregoing (the “Purchaser Indemnified Parties”), for, and will pay to the Purchaser Indemnified Parties the amount of, any Liability, Tax, claim, damage, cost, expense (including reasonable out-of-pocket costs of investigation and defense and reasonable attorneys’ fees) or charge, whether or not involving a third-party claim (collectively, “Losses”), suffered or incurred by any such Person, arising (directly or indirectly) out of, resulting (directly or indirectly) from or in connection with:

(a) The Retained Liabilities;

(b) A breach of any representation or warranty of any Seller Party contained in this Agreement (other than any Fundamental Representation);

(c) A breach of any Fundamental Representation of any Seller Party contained in this Agreement;

(d) A breach of any covenant or agreement of any Seller Party contained in this Agreement that by its terms is to be performed by such Seller Party after the Closing;

(e) A breach of any representation or warranty of such Ownership Group Member contained in this Agreement (other than any Fundamental Representation);

(f) A breach of any Fundamental Representation of such Ownership Group Member contained in this Agreement;

(g) A breach of any covenant or agreement of such Ownership Group Member contained in this Agreement that by its terms is to be performed by such Ownership Group Member after the Closing;

(h) Indemnified Taxes;

(i) Any Third-Party Claims to the extent such Third-Party Claims are based upon the business and operations of any Seller Group Member or the Business prior to the Effective Time, or the provision of any goods or services by any Seller Group Member or the Business prior to the Effective Time, but only to the extent not Assumed Liabilities;

(j) With respect to any Third-Party Claim for Warranty Work for which the aggregate Liability exceeds One Million Dollars ($1,000,000), any such Warranty Work Liabilities in excess of One Million Dollars ($1,000,000); and

(k) The matters set forth on Schedule 7.2(k).

The Purchaser Indemnified Parties shall be third-party beneficiaries for purposes of this Section 7.2 and shall have the right to enforce the provisions hereof, subject to the limitations and other terms and conditions of this Article 7.

Section 7.3 Indemnification by Purchaser. Subject to the limitations and other terms and conditions of this Article 7, including Section 7.5, from and after the Closing, Purchaser shall indemnify and hold harmless the Seller Group Members and their respective Affiliates and Representatives, and the respective successors and assigns of each of the foregoing (collectively, the “Seller Indemnified Parties”), from and against any and all Losses suffered or incurred by any such Person, arising (directly or indirectly) out of, resulting (directly or indirectly) from or in connection with:

(a) The Assumed Liabilities;

(b) A breach of any representation or warranty of Purchaser or STRL contained in this Agreement (other than any Fundamental Representations);

(c) A breach of any Fundamental Representation of Purchaser or STRL contained in this Agreement; or

(d) A breach of any covenant or agreement of Purchaser or STRL contained in this Agreement that by its terms is to be performed by Purchaser or STRL after the Closing.

The Seller Indemnified Parties shall be third-party beneficiaries for purposes of this Section 7.3 and shall have the right to enforce the provisions hereof, subject to the limitations and other terms and conditions of this Article 7.

Section 7.4 Indemnification Procedures.

(a) In the event that any claim for which an indemnifying party (an “Indemnifying Party”) may have Liability to any indemnified party (an “Indemnified Party”) pursuant to Section 7.2 or Section 7.3 is asserted against or sought to be collected from any Indemnified Party by a third party (a “Third-Party Claim”), such Indemnified Party shall promptly notify the Indemnifying Party in writing of such Third-Party Claim and the amount or the estimated amount of Losses sought thereunder (which estimate shall not be conclusive of the final amount of such Third-Party Claim) (a “Claim Notice”); provided, however, that if the Indemnified Party receives a complaint, petition, or any other pleading in connection with a Third-Party Claim which requires the filing of an answer or other responsive pleading, the Indemnified Party shall furnish the Indemnifying Party with a copy of such pleading at least ten (10) days prior to the date a responsive pleading thereto is required to be filed (or reasonably promptly following receipt by the Indemnified Party, if the Indemnified Party receives such complaint, petition or other pleading within such ten-day period); provided, further, that the failure to provide such notice shall not affect the rights of an Indemnified Party hereunder except to the extent that the defense of such Third-Party Claim is materially and irrevocably prejudiced by such failure. Such a Claim Notice will also describe the Third-Party Claim in reasonable detail, will include the basis for the demand for indemnification under this Agreement with specificity, and will include a copy of any complaint, petition, or any other pleading received by the Indemnified Party in connection with the Third-Party Claim The Indemnifying Party shall have fifteen (15) days after receipt of a Claim Notice to notify the Indemnified Party and acknowledge in writing that it (i) desires to defend the Indemnified Party against such Third-Party Claim by engaging recognized and reputable counsel acceptable to the Indemnified Party and (ii) will indemnify the Indemnified Party from and against any and all Losses the Indemnified Party incurs or suffers resulting from or arising out of the Third-Party Claim (without the benefit of the limitations or qualifications on indemnity under this Article 7) (such acknowledgment, an “Indemnifying Party Acknowledgment”).

(b) In the event that the Indemnifying Party notifies the Indemnified Party within such fifteen (15) day period that it desires to defend the Indemnified Party against a Third-Party Claim, (i) the Indemnifying Party shall have the right to assume the defense of the Third-Party Claim by appropriate proceedings and through recognized and reputable counsel reasonably acceptable to the Indemnified Party, at Indemnifying Party’s sole cost and expense (ii) the Indemnified Party shall cooperate with the Indemnifying Party and shall have the right to participate in the defense of such Third-Party Claim, subject to the Indemnifying Party’s control and direction of such defense of the Third-Party Claim and (iii) the Indemnifying Party shall have the power and authority to settle or consent to the entry of judgment in respect of the Third-Party Claim without the consent of the Indemnified Party only if the judgment or settlement (A) results only in the payment by the Indemnifying Party of the full amount of money damages and (B) includes a full release of the Indemnified Party from any and all Liability thereunder, and, in all other events, the Indemnifying Party shall not consent to the entry of judgment or enter into any settlement in respect of a Third-Party Claim without the prior written consent of the Indemnified Party, which consent may be withheld in its sole discretion. If the Indemnified Party shall participate in any such defense, it shall participate at its sole cost and expense, unless (A) the Indemnifying Party and the Indemnified Party are both named parties to the proceedings and the Indemnified Party shall have reasonably concluded that representation of both parties by the same counsel would be inappropriate, due to actual or potential material conflicts of interests between them, or (B) the Indemnified Party assumes the defense of a Third-Party Claim after it reasonably concludes that the Indemnifying Party has failed to diligently defend a Third-Party Claim it has assumed, as provided in Section 7.4(c), in either of which events the Indemnifying Party shall bear the reasonable cost and expense of such participation. Notwithstanding anything else contained herein, if any Third-Party Claim or the litigation or resolution of any such Third-Party Claim involves (1) the administration of Tax Returns and/or responsibilities under the Tax Laws of any Indemnified Party, (2) equitable or injunctive relief or the imposition of any restriction on the future activity or conduct of any Indemnified Party or its Affiliates, (3) any finding of a violation of Law or violation of the rights of any Person by any Indemnified Party or its Affiliates, or (4) the imposition of criminal liability or criminal damages, then the Indemnified Party shall have the right to control the defense or settlement of any such Third-Party Claim to the extent such Third-Party Claim involves any of the foregoing subclauses (1)-(4), using counsel reasonably acceptable to the Indemnifying Party, and its reasonable costs and expenses shall be included as part of the indemnification obligation of Indemnifying Party hereunder; provided, however, that the Indemnified Party shall not settle any such claim or demand without the prior written consent of the Indemnifying Party, which consent shall not be unreasonably withheld, conditioned or delayed. If the Indemnified Party should elect to exercise such right, the Indemnifying Party shall have the right to participate in, but not control, the defense or settlement of such claim or demand, at its sole cost and expense.

(c) If the Indemnifying Party (i) elects not to defend the Indemnified Party against a Third-Party Claim which it otherwise has a right to defend pursuant to Section 7.4(b), whether by not providing an Indemnifying Party Acknowledgment on accordance with Section 7.4(a) or otherwise, or (ii) after assuming the defense of a Third-Party Claim, fails to take reasonable steps necessary to defend diligently such Third-Party Claim within ten (10) days after receiving written notice from the Indemnified Party stating that the Indemnifying Party has so failed, the Indemnified Party shall have the right, but not the obligation, to provide its own defense and to settle or compromise the Third-Party Claim as it deems appropriate, in its sole and absolute discretion, in each case at the cost and expense of the Indemnifying Party; provided, however, that the Indemnified Party shall not settle any such claim or demand without the prior written consent of the Indemnifying Party, which consent shall not be unreasonably withheld, conditioned or delayed.

(d) In the event any Indemnified Party desires to assert a claim for indemnification under this Article 7 with respect to any matter not involving a Third-Party Claim, such Indemnified Party shall promptly notify the Indemnifying Party in writing of such claim, but in any event not later than thirty (30) days after the Indemnified Party becomes actually aware of such claim; provided, however, that the failure to provide such a notice shall not affect the rights of an Indemnified Party hereunder except to the extent that the Indemnifying Party was materially and irrevocably prejudiced by such failure. Such notice by the Indemnified Party will describe the claim in reasonable detail, will include the basis for the demand under this Agreement with specificity, will include copies of all available material written evidence thereof, and will indicate the estimated amount, if reasonably practicable, of Losses that has been or may be sustained by the Indemnified Party. The Indemnifying Party shall have thirty (30) days after receipt of such written notice to respond in writing to such claim. If after the expiration of such thirty (30)-day period the Indemnifying Party has not given the Indemnified Party written notice agreeing to indemnify the Indemnified Party in connection with such claim, then it is to be presumed that the Indemnifying Party has rejected such claim and the Indemnified Party shall be entitled to pursue all rights available to it hereunder.

Section 7.5 Indemnification Limitations. Notwithstanding anything to the contrary in this Agreement:

(a) Except in the case of Fraud by the Seller Group Members, the aggregate amount of all Losses for which the Seller Group Members shall be required to indemnify the Purchaser Indemnified Parties under Section 7.2(b) and Section 7.2(e) shall not exceed the Seller R&W Retention Amount, and, except in the case of Fraud by the Seller Group Members, the sole recourse of the Purchaser Indemnified Parties pursuant to Section 7.2(b) and Section 7.2(e) shall be from the Seller R&W Retention Amount then remaining in the Escrow Account established to hold the Indemnity Escrow Amount and recovering under the R&W Policy.

(b) Except in the case of Fraud by the Seller Group Members, the aggregate amount of all Losses for which the Seller Group Members shall be required to indemnify the Purchaser Indemnified Parties under Section7.2(a), Section 7.2(h), Section 7.2(i), Section 7.2(j) and Section 7.2(k) shall not exceed the Indemnity Escrow Amount, and the sole recourse of the Purchaser Indemnified Parties pursuant to Section7.2(a), Section 7.2(h), Section 7.2(i), Section 7.2(j) and Section 7.2(k) shall be from the Seller R&W Retention Amount and recovering under the R&W Policy, as applicable, and the Indemnity Escrow Amount then remaining in the Escrow Account established to hold the Indemnity Escrow Amount.

(c) The aggregate amount of all Losses for which the Seller Group Members shall be required to indemnify the Purchaser Indemnified Parties under Section 7.2 shall not exceed the Purchase Price; provided, that notwithstanding the foregoing, the aggregate amount of all Losses for which any Ownership Group Member shall be required to indemnify the Purchaser Indemnified Parties under Section 7.2 shall not exceed the amount of the Purchase Price actually received by such Ownership Group Member.

(d) Except in the case of Fraud by the Purchaser or STRL, the aggregate amount of all Losses for which Purchaser shall be required to indemnify the Seller Indemnified Parties under Section 7.3(b) shall not exceed ten percent (10%) of the Purchase Price.

(e) Except in the case of Fraud by Purchaser or STRL, the aggregate amount of all Losses for which Purchaser shall be required to indemnify the Seller Indemnified Parties under Section 7.3(a) and Section 7.3(d) shall not exceed seventy-five percent (75%) of the Purchase Price.

(f) The aggregate amount of all Losses for which Purchaser shall be required to indemnify the Seller Indemnified Parties under Section 7.3 shall not exceed the Purchase Price.

(g) Notwithstanding anything else contained herein, the term “Losses” shall not include punitive or exemplary damages, unless awarded to a third party.

(h) There is no imputation of Fraud from one Seller Group Member to another Seller Group Member and no Seller Group Member shall be liable to indemnify any Purchaser Indemnified Party as a result of Fraud by another Seller Group Member.

(i) No Purchaser Indemnified Party shall have any right to indemnification under this Article 7 with respect to any Losses to the extent such Losses were included in the calculation of the Purchase Price as determined in accordance with this Agreement, and as adjusted pursuant to Section 1.6 and Section 1.7.

Section 7.6 Losses Net of Insurance. Subject to Section 7.10, the amount of any Losses recoverable by an Indemnified Party pursuant to Section 7.2 or Section 7.3 shall be calculated net of (A) any third party insurance proceeds (including under the R&W Policy) actually received by the Indemnified Party on account of such Losses, net of the aggregate amount of all costs and expenses incurred by the Indemnified Party (including reasonable attorneys’ fees and expenses) in connection with the recovery or collection of such proceeds, including any deductibles, retentions or similar costs or payments and any increases in premiums (collectively, “Recovery Costs”) and (B) any indemnification payments made by any third party to, and actually received by, the Indemnified Party on account of such Losses, net of any Recovery Costs. The parties shall use commercially reasonable efforts to seek recovery under all third party insurance policies (including under the R&W Policy) covering any Losses to the same extent as they would if such Losses were not subject to indemnification hereunder (but, for the avoidance of doubt, only after the amount of any deductibles, retentions or similar costs have been satisfied and only to the extent such policies cover such Losses); provided, however, that, notwithstanding anything to the contrary herein, (y) the Purchaser Indemnified Parties shall not be required to file or bring a lawsuit, arbitration or other action or Legal Proceeding with respect to any insurance policy or third party and (z) nothing in this Agreement shall require the Purchaser Indemnified Parties to maintain any amount or scope of insurance coverage or otherwise constitute a prerequisite to Purchaser’s indemnification rights under this Article 7 (other than the R&W Policy). For the avoidance of doubt, notwithstanding anything to the contrary in this Agreement, the Purchaser Indemnified Parties shall be entitled to seek indemnification under this Article 7 concurrently with seeking recovery from any third party insurance policies or other third party; provided, that the Purchaser Indemnified Parties’ efforts to recover under the R&W Policy (to the extent Losses are covered thereby) shall be undertaken in accordance with Section 7.10. In the event that an insurance recovery under a third party insurance policy is actually received by an Indemnified Party with respect to any Losses for which the Indemnified Party has been indemnified hereunder, then a refund shall be made to the applicable Indemnifying Party in accordance with Section 7.10 by the Indemnified Party in an amount equal to (such amount, the “Insurance Refund Amount”) the lesser of (i) the aggregate amount of such insurance recovery actually received by the Indemnified Party, net of any Recovery Costs, and (ii) the amount of the indemnification payment previously received by the Indemnified Party pursuant to Section 7.2 or Section 7.2, as applicable, with respect to such Losses. In the event that a third party indemnity payment is actually received by an Indemnified Party with respect to any Losses for which the Indemnified Party has been indemnified hereunder, then a refund shall be made to the applicable Indemnifying Party in accordance with Section 7.10 by the Indemnified Party in an amount equal to (such amount, the “Indemnity Refund Amount” and, together with the Insurance Refund Amount, the “Refund Amounts”) the lesser of (i) the aggregate amount of such third party indemnity payment actually received by the Indemnified Party, net of any Recovery Costs, and (ii) the amount of the indemnification payment previously received by the Indemnified Party pursuant to Section 7.2 or Section 7.3, as applicable, with respect to such Losses.

Section 7.7 Materiality. Solely for purposes of determining whether there has been a breach of a representation or warranty contained in this Agreement and for calculating Losses under this Article 7, any qualification or exception using the term “material” or “materially” or “material adverse effect” (or any other word or phrase of similar import) contained in any representation or warranty in this Agreement shall be disregarded.

Section 7.8 Actual or Imputed Knowledge of Breach.

(a) Purchaser and STRL each acknowledges that it has had the opportunity to conduct a due diligence investigation with respect to the Seller Parties, the Business, the Assets, and the Assumed Liabilities.

(b) No Purchaser Indemnified Party may assert a claim for breach of any representation and warranty in this Agreement or in any other Acquisition Document in connection with the Acquisition Transactions if any Purchaser Indemnified Party or any of its or their Representatives knew that any such representation or warranty is, was or might be inaccurate in any respect.

(c) Neither Purchaser nor STRL has knowledge of any facts or circumstances that would serve as the basis for a claim by any Purchaser Indemnified Party against any Seller Group Member based upon a breach of any of the representations and warranties of any Seller Group Member in this Agreement or breach of any covenants or agreements of any Seller Group Member to be performed by any of them at or prior to Closing. Purchaser and STRL, for and on behalf of themselves and the other Purchaser Indemnified Parties, shall each be deemed to have waived in full any breach of any of the representations and warranties of any Seller Group Member and any such covenants and agreements of which Purchaser or STRL has knowledge at the Closing. At the Closing, Purchaser and STRL shall each execute and deliver to the Sellers’ Representative a Closing Certificate certifying as to the preceding two sentences being true and accurate (without exception) as of the Closing Date.

Section 7.9 Tax Treatment. Any payment made pursuant to this Article 7 will be treated by the parties for all purposes as an adjustment to the Purchase Price.

Section 7.10 Order and Manner of Payment. Subject to the applicable limitations and qualifications set forth in this Article 7, any amounts finally determined to be payable by the Seller Group Members pursuant to Section 7.2 or by Purchaser pursuant to Section 7.3 will be paid as follows:

(a) With respect to any indemnifiable Losses under Section 7.2(b) and Section 7.2(e) other than for Fraud by a Seller Group Member against whom indemnification is being sought (which shall be paid pursuant to Section 7.10(f)): (i) first, from the then-remaining amount of the Seller R&W Retention Amount in the Escrow Account established to hold the Indemnity Escrow Amount as of such time and (ii) second, from the R&W Policy until the limits under the R&W Policy have been exhausted;

(b) With respect to any indemnifiable Losses under Section 7.2(a), Section 7.2(h), Section 7.2(i), Section 7.2(j) and Section 7.2(k) other than for Fraud by a Seller Group Member against whom indemnification is being sought (which shall be paid pursuant to Section 7.10(f)), to the extent such Losses are covered Losses for which Purchaser can seek recovery under the R&W Policy: (i) first, from the then-remaining amount of the Seller R&W Retention Amount in the Escrow Account established to hold the Indemnity Escrow Amount as of such time; (ii) second, from the R&W Policy until the limits under the R&W Policy have been exhausted, and (iii) third, from the then-remaining Indemnity Escrow Amount in the Escrow Account established to hold the Indemnity Escrow Amount as of such time;

(c) With respect to any indemnifiable Losses under Section 7.2(a), Section 7.2(h), Section 7.2(i), Section 7.2(j) and Section 7.2(k) other than for Fraud by a Seller Group Member against whom indemnification is being sought (which shall be paid pursuant to Section 7.10(f)), to the extent such Losses are not covered Losses for which Purchaser can seek recovery under the R&W Policy: solely from the then-remaining Indemnity Escrow Amount in the Escrow Account established to hold the Indemnity Escrow Amount as of such time;

(d) With respect to any indemnifiable Losses under Section 7.2(c), Section 7.2(d), Section 7.2(f), and Section 7.2(g) other than for Fraud by a Seller Group Member against whom indemnification is being sought (which will be paid pursuant to Section 7.10(f)), to the extent such Losses are covered Losses for which Purchaser can seek recovery under the R&W Policy: (i) first, from the then-remaining amount of the Seller R&W Retention Amount in the Escrow Account as of such time; (ii) second, from the R&W Policy until the limits under the R&W Policy have been exhausted, (iii) third, from the then-remaining Indemnity Escrow Amount in the Escrow Account established to hold the Indemnity Escrow Amount as of such time and (iv) fourth, from the applicable Seller Group Member in cash pursuant to Section 7.10(h);

(e) With respect to any indemnifiable Losses under Section 7.2(c), Section 7.2(d), Section 7.2(f), and Section 7.2(g) other than for Fraud by a Seller Group Member against whom indemnification is being sought (which will be paid pursuant to Section 7.10(f)), to the extent such Losses are not covered Losses for which Purchaser can seek recovery under the R&W Policy: (i) first, from the then-remaining Indemnity Escrow Amount in the Escrow Account established to hold the Indemnity Escrow Amount as of such time, and (ii) second, from the applicable Seller Group Member in cash pursuant to Section 7.10(h);

(f) With respect to any indemnifiable Losses for Fraud by a Seller Group Member, from such Seller Group Member in cash pursuant to Section 7.10(h); and

(g) With respect to any indemnifiable Losses arising under Section 7.3, from Purchaser in cash pursuant to Section 7.10(h).

(h) Any payments required to be made pursuant to this Article 7 (including any Refund Amounts pursuant to Section 7.6) shall be made promptly (but in no event later than ten (10) Business Days after the final determination thereof) via wire transfer of immediately available funds to (i) such accounts as are designated by the applicable Purchaser Indemnified Party (in the case of any payments owed to any Purchaser Indemnified Party) or (ii) such accounts as are designated by the applicable Seller Indemnified Party or, if the applicable Seller Indemnified Party is a Seller Group Member, the Sellers’ Representative (in the case of any payments owed to any Seller Indemnified Party). To the extent that any Purchaser Indemnified Party is entitled to receive any funds then remaining in the Escrow Account pursuant to this Article 7, then Purchaser and the Sellers’ Representative will execute and deliver a joint written instruction to the Escrow Agent to transfer to the Purchaser Indemnified Party, or at Purchaser’s direction, to its designee, by wire transfer of immediately available funds out of the Escrow Account, an amount equal to such amount owed. To the extent there are funds remaining in the Escrow Account on the date that is twenty four (24) months after the Closing Date, and subject to Section 7.14, then Purchaser and the Sellers’ Representative will, within two (2) Business Days following such date, execute and deliver a joint written instruction to the Escrow Agent to release to the Seller Parties, by wire transfer of immediately available funds out of the Escrow Account, an amount equal to such remaining funds.

Section 7.11 Remedies Exclusive. Except (a) in the case of Fraud by a party, (b) as provided in Section 1.7(i) or Section 12.12, (c) a claim for breach of Section 12.14 and (d) with respect to a party’s right to enforce its rights under any of the Employment Agreements, Restrictive Covenant Agreements, Amended Stonebraker Retention Agreement, Amended Aubrey Retention Agreement, or Lock-Up Agreements, from and after the Effective Time, the rights to indemnification, compensation and reimbursement set forth in this Article 7 shall be the sole and exclusive remedy of the Purchaser Indemnified Parties and the Seller Indemnified Parties (including the Members) with respect to any claims arising out of, concerning, or related to the pre-Closing operation of the Business, the Assets, or the Assumed Liabilities, the Acquisition Transactions, or otherwise relating to the subject of this Agreement (whether sounding in contract, tort, statute, or otherwise, and whether asserted against Purchaser, a Seller Group Member, or any of their respective officers, directors, managers or employees, or any other Person). In furtherance of the foregoing, each of the parties hereto, on behalf of itself and its equity owners, directors, managers, officers, employees, subsidiaries, and Affiliates, covenants not to sue and agrees not to bring any actions or Legal Proceedings, at law, equity, or otherwise, against any other party or its equity owners, directors, managers, officers, employees, subsidiaries or Affiliates arising out of, concerning, or relating to any breach or alleged breach of any representation, warranty, covenant or agreement set forth in this Agreement, except (i) pursuant to the express provisions of this Article 7, (ii) in the case of Fraud by a party, (iii) a claim for breach of Section 12.14, (iv) as provided in Section 1.7(i) or Section 12.12, or (v) in enforcing such Person’s rights under any of the of the Employment Agreements, Restrictive Covenant Agreements, Amended Stonebraker Retention Agreement, Amended Aubrey Retention Agreement, or Lock-Up Agreements. For the avoidance of doubt, in no event shall any party, its successors, or its permitted assigns be entitled to claim or seek rescission of the transactions contemplated by this Agreement, or rescission damages.

Section 7.12 Mitigation. The Indemnified Party shall use all commercially reasonable efforts to mitigate Losses and resolve any claim or Liability with respect to which an Indemnifying Party is allegedly obligated to indemnify an Indemnified Party hereunder.

Section 7.13 No Limitations Applicable to R&W Policy. Notwithstanding anything to the contrary contained in this Agreement, no limitations (including any survival limitations and other limitations in this Article 7), qualifications or procedures in this Agreement shall be deemed to limit or modify the rights or ability of a Purchaser Indemnified Party to make claims under or recover under the R&W Policy; it being understood that any matter for which there is coverage available under the R&W Policy shall be subject to the terms, conditions and limitations, if any, set forth in the R&W Policy.

Section 7.14 Release of Indemnity Escrow Amount.

(a) On the second (2nd) Business Day following the twelve (12) month anniversary of the Closing Date, Purchaser and the Sellers’ Representative shall deliver to the Escrow Agent joint written instructions in accordance with the Escrow Agreement to release to the Seller Parties (by wire transfer of immediately available funds in accordance with the Escrow Agreement) an amount equal to fifty percent (50%) of the then remaining Indemnity Escrow Amount in the Escrow Account less the aggregate amount of any then unresolved indemnification claims asserted by any Purchaser Indemnified Party pursuant to Article 7 for which the Purchaser Indemnified Party may seek recovery of indemnifiable Losses from the Indemnity Escrow Amount pursuant to Article 7 (“Unresolved Claims”) that were asserted by the Purchaser Indemnified Parties in accordance with Article 7 on or prior to the twelve (12) month anniversary of the Closing Date.

(b) On the second (2nd) Business Day following the twenty four (24) month anniversary of the Closing Date, Purchaser and the Sellers’ Representative shall deliver to the Escrow Agent joint written instructions in accordance with the Escrow Agreement to release to the Seller Parties (by wire transfer of immediately available funds in accordance with the Escrow Agreement) an amount equal to one hundred percent (100%) of the then remaining Indemnity Escrow Amount in the Escrow Account less the aggregate amount of any Unresolved Claims that were asserted by the Purchaser Indemnified Parties in accordance with Article 7 on or prior to the twenty four (24) month anniversary of the Closing Date.

(c) On the second (2nd) Business Day following the date on which the last Unresolved Claim asserted prior to the twenty four (24) month anniversary of the Closing Date is finally resolved, in accordance with Article 7, Purchaser and the Sellers’ Representative shall deliver to the Escrow Agent joint written instructions in accordance with the Escrow Agreement to release to the Seller Parties (by wire transfer of immediately available funds in accordance with the Escrow Agreement) all of the Indemnity Escrow Amount then remaining in the Escrow Account, after payment of any amounts owed to any Purchaser Indemnified Party with respect to any such finally resolved Unresolved Claims.

Section 7.15 Reliance on Only Article II and Article III Representations and Warranties.

(a) NOTWITHSTANDING ANYTHING CONTAINED IN THIS AGREEMENT TO THE CONTRARY, EACH OF PURCHASER AND STRL ACKNOWLEDGES, AGREES, REPRESENTS AND WARRANTS THAT (A) IT IS RELYING SOLELY ON THE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN ARTICLE 2 AND ARTICLE 3, AND THAT, EXCEPT FOR SUCH REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN ARTICLE 2 AND ARTICLE 3, NO SELLER PARTY, ANY SELLER GROUP MEMBER OR ANY OF THEIR RESPECTIVE REPRESENTATIVES,

AGENTS, OR AFFILIATES HAVE MADE ANY REPRESENTATION OR WARRANTY, EXPRESSED OR IMPLIED (INCLUDING ANY IMPLIED WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE (EACH OF WHICH IS EXPRESSLY DISCLAIMED)), AS TO ANY SELLER PARTY, THE BUSINESS, THE ASSETS, OR THE ASSUMED LIABILITIES OR AS TO THE ACCURACY OR COMPLETENESS OF ANY INFORMATION REGARDING ANY SELLER PARTY, THE BUSINESS, THE ASSETS, OR THE ASSUMED LIABILITIES FURNISHED OR MADE AVAILABLE TO PURCHASER OR STRL OR ANY OF THEIR RESPECTIVE REPRESENTATIVES OR AFFILIATES, (B) NEITHER PURCHASER NOR STRL HAS RELIED AND NEITHER IS RELYING UPON AND EACH SPECIFICALLY DISCLAIMS ANY RELIANCE ON ANY INFORMATION REGARDING ANY SELLER PARTY, THE BUSINESS, THE ASSETS, THE ASSUMED LIABILITIES, OR THE ACQUISITION TRANSACTIONS (INCLUDING ANY INFORMATION IN ANY PROJECTIONS, OR ANY INFORMATION SET FORTH IN ANY DATA ROOM, OR ANY INFORMATION PROVIDED IN ANY MANAGEMENT MEETINGS) OTHER THAN THE REPRESENTATIONS AND WARRANTIES SET FORTH IN ARTICLE 2 AND ARTICLE 3 (AS MODIFIED BY THE SCHEDULES), (C) AS SUCH, ANY RELIANCE BY PURCHASER OR STRL ON ANY INFORMATION OTHER THAN THE REPRESENTATIONS AND WARRANTIES IN ARTICLE 2 AND ARTICLE 3 (AS MODIFIED BY THE SCHEDULES) WOULD NOT BE REASONABLE AND (D) NO SELLER PARTY, ANY SELLER GROUP MEMBER OR ANY OF THEIR RESPECTIVE REPRESENTATIVES, AGENTS OR AFFILIATES SHALL HAVE OR BE SUBJECT TO ANY LIABILITY TO PURCHASER, STRL, OR ANY OTHER PERSON RESULTING FROM THE FURNISHING TO PURCHASER OR STRL OR ANY OF THEIR RESPECTIVE REPRESENTATIVES OR AFFILIATES OF ANY INFORMATION, DOCUMENTS, OR MATERIALS MADE AVAILABLE TO PURCHASER OR STRL OR ANY OF THEIR RESPECTIVE REPRESENTATIVES OR AFFILIATES IN ANY FORM IN EXPECTATION OF, OR IN CONNECTION WITH, THE ACQUISITION TRANSACTIONS.

(b) Purchaser and STRL have conducted their own independent investigation, review and analysis of the Seller Parties, the Business, the Assets, the Assumed Liabilities, and the Acquisition Transaction, and each of Purchaser and STRL hereby acknowledges and agrees that it has been provided adequate access to the personnel, properties, assets, premises, books and records and other documents and data of the Seller Parties, the Business, the Assets, and the Assumed Liabilities for such purpose. Each of Purchaser and STRL hereby acknowledges and agrees that in making its decision to enter into this Agreement and to consummate the Acquisition Transaction, each of Purchaser and STRL have relied solely upon its own investigation and the express representations and warranties of the set forth in ARTICLE 2 or ARTICLE 3 (including related portions of the Schedules).

(c) The provisions of this Section 7.15 shall (i) control in the event of any conflict with any other provision of this Agreement or any other Acquisition Document and (ii) survive the termination of this Agreement and the Closing indefinitely.

ARTICLE 8

CONDITIONS TO CLOSING

Section 8.1 Conditions to Obligations of All Parties. The respective obligations of each party to consummate the Acquisition Transactions shall be subject to the fulfillment, at or prior to the Closing, of each of the following conditions (any or all of which may be waived in writing signed by Purchaser and the Sellers’ Representative, in whole or in part, to the extent permitted by applicable Law):

(a) No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Order (whether temporary, preliminary or permanent) which is in effect and has the effect of making the Acquisition Transactions illegal, otherwise restraining or prohibiting consummation of the Acquisition Transactions or causing the Acquisition Transactions to be rescinded following completion thereof.

(b) No Legal Proceeding before any Governmental Authority shall be pending wherein an unfavorable Order resulting therefrom would have the effect of making the Acquisition Transactions illegal, otherwise restraining or prohibiting consummation of the Acquisition Transactions or causing the Acquisition Transactions to be rescinded following completion thereof.

(c) All applicable waiting periods (and any extensions thereof) under the HSR Act shall have expired or otherwise been terminated, and the parties shall have received or have been deemed to have received all other necessary pre-Closing authorizations, consents, clearances, waivers and approvals of all Governmental Authorities (including antitrust authorities) in connection with the execution, delivery and performance of this Agreement and the consummation of the Acquisition Transactions.

Section 8.2 Conditions to Obligations of Purchaser. The obligations of Purchaser to consummate the Acquisition Transactions shall be subject to the fulfillment, at or prior to the Closing, of each of the following conditions (any or all of which may be waived in writing by Purchaser, in whole or in part, to the extent permitted by applicable Law):

(a) The Fundamental Representations contained in Article 2 and Article 3 shall be true and correct in all respects as of the Closing Date with the same effect as though made at and as of such date (except those Fundamental Representations that address matters only as of a specified date, which shall be true and correct in all respects as of that specified date).

(b) The representations and warranties contained in Article 2 and Article 3 (other than the Fundamental Representations) shall be true and correct in all respects (without giving effect to any limitation as to “materiality,” “Material Adverse Effect” or any similar limitation contained in this Agreement) as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, which shall be true and correct in all respects as of that specified date), except where the failure of such representations and warranties to be true and correct would not reasonably be expected to result in a Material Adverse Effect.

(c) The Seller Parties shall have duly performed and complied with all agreements, covenants and conditions required by this Agreement to be performed or complied with by them at or prior to the Closing Date in all material respects.

(d) Purchaser shall have received a certificate, dated as of the Closing Date and executed by each Seller Party or a duly authorized officer thereof, as applicable, certifying that each of the conditions set forth in Section 8.2(a) and Section 8.2(b) has been satisfied.

(e) The Seller Parties shall have delivered, or caused to be delivered, to Purchaser all documents or other deliveries required to be delivered by the Seller Parties pursuant to Section 1.11(a).

(f) No Material Adverse Effect shall have occurred and be continuing.

Section 8.3 Conditions to Obligations of the Seller Parties. The obligations of the Seller Group Members to consummate the Acquisition Transactions shall be subject to the fulfillment, at or prior to the Closing, of each of the following conditions (any or all of which may be waived in writing by the Sellers’ Representative, in whole or in part, to the extent permitted by applicable Law):

(a) The Fundamental Representations contained in Article 4 and Article 5 shall be true and correct in all respects as of the Closing Date with the same effect as though made at and as of such date (except those Fundamental Representations that address matters only as of a specified date, which shall be true and correct in all respects as of that specified date).

(b) The representations and warranties contained in Article 4 and Article 5 (other than the Fundamental Representations) shall be true and correct in all respects (without giving effect to any limitation as to “materiality,” “material adverse effect” or any similar limitation contained in this Agreement) as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, which shall be true and correct in all respects as of that specified date), except where the failure of such representations and warranties to be true and correct would not have a material adverse effect on Purchaser’s ability to consummate the Acquisition Transactions.

(c) each of Purchaser and STRL shall have duly performed and complied with the agreements, covenants and conditions required by this Agreement to be performed or complied with by it prior to or on the Closing Date in all material respects.

(d) The Seller Parties shall have received a certificate, dated as of the Closing Date and executed by a duly authorized officer of Purchaser and STRL, certifying that each of the conditions set forth in Section 8.3(a) and Section 8.3(b) has been satisfied.

(e) Purchaser shall have delivered, or caused to be delivered, to Seller Parties all documents or other deliveries required to be delivered by Purchaser pursuant to Section 1.11(b).

Section 8.4 Frustration of Conditions. Neither Purchaser nor any of the Seller Parties may rely on the failure of any condition set forth in this Article 8, as applicable, to be satisfied if such failure was primarily caused by (a) such party’s failure to use its commercially reasonable efforts to consummate the Acquisition Transactions and the Closing, or (ii) any other material breach by such party of this Agreement.

ARTICLE 9

TERMINATION

Section 9.1 Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by mutual written agreement of Purchaser and the Seller Parties;

(b) by either Purchaser (with written notice to the Sellers’ Representative) or the Sellers’ Representative (with written notice to Purchaser) if the Closing shall not have been consummated on or prior to the date that is 120 days following the date of this Agreement (as the same may be extended by the parties by mutual agreement in writing, the “Outside Date”); provided, however, that no party may terminate this Agreement pursuant to this Section 9.1(b) if such party’s (or its Affiliate’s) material breach of, or material failure to perform under, this Agreement resulted in the Closing not having occurred on or prior to the Outside Date;

(c) by either the Sellers’ Representative (with written notice to Purchaser) or Purchaser (with written notice to the Sellers’ Representative) if (i) a Governmental Authority of competent jurisdiction enacts, issues, promulgates, enforces or enters any Order or (ii) any Law comes into effect, in each case which prohibits, enjoins or otherwise makes illegal the consummation of the Acquisition Transactions; provided, however, that no party may terminate this Agreement pursuant to the foregoing Section 9.1(c)(i) if such party’s (or its Affiliate’s) material breach of, or material failure to perform under, this Agreement resulted in such an Order;

(d) by Purchaser (with written notice to the Sellers’ Representative), if any Seller Party materially breaches or materially fails to perform in any respect any of its representations, warranties, covenants or agreements contained in this Agreement and such breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 8.2 and (ii) cannot be or has not been cured within thirty (30) Business Days following Purchaser’s delivery to the Sellers’ Representative of written notice of such breach or failure to perform; provided, however, that Purchaser may not terminate this Agreement pursuant to this Section 9.1(d), and any attempt to so terminate this Agreement pursuant to this Section 9.1(d) shall be of no effect, if Purchaser is then in breach of, or has otherwise failed to perform under, this Agreement in a manner such that a condition set forth in Section 8.3(a) or Section 8.3(b), as applicable, would not have been satisfied.

(e) by the Sellers’ Representative (with written notice to Purchaser), if Purchaser or STRL materially breaches or materially fails to perform in any respect any of its representations, warranties, covenants or agreements contained in this Agreement and such breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 8.3 and (ii) cannot be or has not been cured within thirty (30) Business Days following delivery to Purchaser of written notice of such breach or failure to perform; provided, however, that no Seller Party may terminate this Agreement pursuant to this Section 9.1(e), and any attempt to so terminate this Agreement pursuant to this Section 9.1(e) shall be of no effect, if any Seller Party is then in breach of, or has otherwise failed to perform under, this Agreement in a manner such that a condition set forth in Section 8.2(a) or Section 8.2(b), as applicable, would not have been satisfied.

Section 9.2 Effect of Termination. In the event of the termination of this Agreement in accordance with this Article 9, this Agreement shall forthwith become null and void and there shall be no Liability on the part of any party except:

(a) as set forth in this Section 9.2, Section 6.4, Section 6.21, or Article 12 (except for Section 12.14; provided, that, notwithstanding the foregoing, Section 12.14 shall survive the termination of the Agreement with respect to any breaches of Section 6.4 or Section 6.21 by Purchaser and with respect to any Liability from any intentional breach of any provision hereof by Purchaser) hereof; and

(b) that nothing herein shall relieve any party hereto from Liability for any intentional breach of any provision hereof by such party.

ARTICLE 10

SELLERS’ REPRESENTATIVE

Section 10.1 Appointment of the Sellers’ Representative; Duties; and Grant of Power of Attorney.

(a) Daniel Williams is hereby appointed to serve as the Sellers’ Representative and is hereby granted a power of attorney by each Seller Party to act as the attorney in fact of each of the Seller Group Members with full power and authority to act (including by executing, delivering and filing documents, agreements and instruments) in the name of, for and on behalf of each of the Seller Group Members with respect to all matters arising in connection with this Agreement, the Acquisition Documents (other than the Restrictive Covenant Agreements, Employment Agreements, Lock-Up Agreements, Amended Stonebraker Retention Agreement and Amended Aubrey Retention Agreement) and the Acquisition, including the power and authority of the Sellers’ Representative to unilaterally make any and all decisions relating to:

(i) the settlement of any of post-Closing adjustments, First Earn-Out Payment and Second Earn-Out Payment, if any, as contemplated by Section 1.7 and Section 1.8;

(ii) the prosecution, defense and/or settlement of any claims for which any Purchaser Indemnified Party or any Seller Indemnified Party may claim to be entitled to indemnification pursuant to this Agreement;

(iii) the amendment, modification or waiver of any provision of this Agreement or any provision of any of the Acquisition Documents (other than the Restrictive Covenant Agreements, Employment Agreements, Lock-Up Agreements, Amended Stonebraker Retention Agreement and Amended Aubrey Retention Agreement); and

(iv) any other decision or determination by any Seller Group Member pursuant to this Agreement and any of the other Acquisition Documents (other than the Restrictive Covenant Agreements, Employment Agreements, Lock-Up Agreements, Amended Stonebraker Retention Agreement and Amended Aubrey Retention Agreement).

provided, however, that the Sellers’ Representative will have no obligation to act except as expressly provided herein. All decisions and actions by the Sellers’ Representative in accordance with this Article 10 shall be fully and completely binding upon the Seller Group Members, and the Seller Group Members shall not have the right to object to, dissent from, protest or otherwise contest the same. In the event of the death or incapacity or resignation of the Sellers’ Representative, the Seller Group Members shall promptly appoint a substitute Sellers’ Representative which shall reasonably acceptable to Purchaser; provided, however, in no event shall the Sellers’ Representative resign without the Seller Group Members having first appointed a substitute Sellers’ Representative, who shall assume such duties immediately upon the resignation of the Sellers’ Representative appointed pursuant hereto.

(b) The power of attorney granted in this Article 10 and all authority hereby conferred on the Sellers’ Representative is granted and shall be irrevocable and shall not be terminated by any act of any Seller Group Member or by operation of Law. The Seller Group Members hereby confirm each and every action to be taken by the Sellers’ Representative pursuant to this power of attorney as if it were its own and waives any right to make any claim against the Sellers’ Representative that may arise, directly or indirectly, as a result of the Sellers’ Representative’s actions by virtue of this power of attorney.

(c) The Sellers’ Representative will incur no liability to the Seller Group Members in connection with his services pursuant to this Agreement and any related agreements except to the extent resulting from his acts or omissions that are finally adjudicated to have been caused by the gross negligence or willful misconduct of the Sellers’ Representative. The Sellers’ Representative shall not be liable for any action or omission pursuant to the advice of counsel. The Seller Group Members shall, jointly and severally, fully and completely indemnify, defend and hold harmless the Sellers’ Representative against any documented, and out-of-pocket losses, liabilities and expenses (“Representative Losses”) arising out of or in connection with this Agreement and any related agreements, in each case as such Representative Loss is suffered or incurred; provided, however, that in the event that any such Representative Loss is finally adjudicated to have been caused by the gross negligence or willful misconduct of the Sellers’ Representative, the Sellers’ Representative will reimburse the Seller Group Members the amount of such indemnified Representative Loss to the extent attributable to such gross negligence or willful misconduct. Representative Losses may be recovered by the Sellers’ Representative from any funds that become payable to the Seller Group Members under this Agreement at such time as such amounts would otherwise be distributable to the Seller Group Members; provided, however, that while the Sellers’ Representative may be paid from the aforementioned sources of funds, this does not relieve the Seller Group Members from their obligation to promptly pay such Representative Losses as they are suffered or incurred. In no event will the Sellers’ Representative be required to advance his own funds on behalf of the Seller Group Members or otherwise. Notwithstanding anything in this Agreement to the contrary, any restrictions or limitations on liability or indemnification obligations of, or provisions limiting the recourse against non-parties otherwise applicable to, the Seller Group Members set forth elsewhere in this Agreement are not intended to be applicable to the indemnities provided to the Sellers’ Representative hereunder. The foregoing indemnities will survive the Closing, the resignation or removal of the Sellers’ Representative or the termination of this Agreement.

(d) The Sellers’ Representative shall be entitled to engage counsel, accountants and other advisors, and the fees and expenses of such counsel, accountants and advisors and any out-of-pocket expenses incurred by the Sellers’ Representative may be paid from any amount otherwise payable to the Seller Group Members.

Section 10.2 Reliance.

(a) Any notice, communication or payment delivered by Purchaser hereunder to the Sellers’ Representative shall, as between Purchaser, on the one hand, and the Seller Group Members, on the other hand, be deemed to have been delivered to the Seller Group Members. Purchaser shall be entitled to rely exclusively upon any action, decision, communication or writings given or executed by the Sellers’ Representative in connection with any disputes, claims for indemnification or similar matters hereunder and shall not be liable in any manner whatsoever for any such action taken or not taken in reliance upon such actions taken or not taken or communications or writings given or executed by the Sellers’ Representative.

(b) The Sellers’ Representative shall be entitled to (i) engage such of his own Representatives and advisors as the Sellers’ Representative shall deem necessary in connection with the Sellers’ Representative’s exercise of its power and authority and performance of its duties and obligations under this Agreement and the applicable Acquisition Documents, and (ii) shall be entitled to rely conclusively upon the opinions and advice of any of such Representatives and advisors.

Section 10.3 Limitation on Liability; Indemnification.

(a) Neither the Sellers’ Representative nor any of his Affiliates (excluding, where applicable, the Seller Group Members), as the case may be, will have any Liability to any Seller Group Member or to any other Person with respect to actions taken or omitted to be taken by the Sellers’ Representative, except that the foregoing shall not relieve the Sellers’ Representative of any Liability with respect to any action which is finally determined by a court of competent jurisdiction to constitute gross negligence, bad faith or willful misconduct on the part of the Sellers’ Representative.

(b) The Seller Group Members hereby agree to jointly and severally indemnify, defend and hold harmless the Sellers’ Representative and his Affiliates (excluding, where applicable, the Seller Parties) (the “Sellers’ Representative Group”), from any Losses that the Sellers’ Representative Group may suffer or incur in connection with the performance by the Sellers’ Representative of his duties and obligations under this Agreement, except to the extent such actions are finally determined by a court of competent jurisdiction to constitute gross negligence, bad faith or willful misconduct on the part of the Sellers’ Representative. Such indemnification may be recouped by the Sellers’ Representative directly from the Seller Group Members.

Section 10.4 Fees and Expenses. The fees, costs and expenses of the Sellers’ Representative incurred following the Closing Date, including any fees and expenses incurred by him in connection with the retention of any legal counsel, experts (including expert witnesses), consultants, accountants and other representatives engaged by him whether involving a claim for indemnification or otherwise, shall be fully paid and satisfied by the Seller Group Members.

ARTICLE 11

DEFINITIONS

Section 11.1 Certain Definitions. Capitalized terms used in this Agreement have the meanings ascribed to them in Appendix A to this Agreement.

ARTICLE 12

MISCELLANEOUS PROVISIONS

Section 12.1 Notices.

(a) All notices and other communications under this Agreement must be in writing and are deemed duly delivered when (i) delivered if delivered personally or by nationally recognized overnight courier service (costs prepaid), (ii) sent by email transmission if delivered without receipt of any “bounceback” or similar notice indicating failure of delivery (or the first Business Day following such delivery if the date of delivery is not a Business Day), or (iii) received by the addressee, if sent by United States of America certified or registered mail, return receipt requested; in each case to the following addresses or facsimile numbers or email addresses and marked to the attention of the individual (by name or title) designated below (or to such other address, facsimile number, email address or individual as a party may designate by notice to the other parties):

If to any Seller Group Member or the Sellers’ Representative:

Daniel Williams, as Sellers’ Representative

[intentionally omitted]

Email: [intentionally omitted]

with a copy (which shall not constitute notice) to:

Jackson Walker LLP

2323 Ross Avenue, Suite 600

Dallas, Texas 75201

Email: [intentionally omitted]; [intentionally omitted]

Attention: Joe Guajardo; Mark McMullen

with a copy (which shall not constitute notice) to:

Ray Waddell

[intentionally omitted]

Email: [intentionally omitted]

If to Purchaser:

CEC Facilities, LLC

c/o Sterling Infrastructure, Inc.

1800 Hughes Landing Boulevard, Suite 250

The Woodlands, Texas 77380

Email: [intentionally omitted]

Attention: Mark Wolf

with copies (which shall not constitute notice) to:

Jones Walker, LLP

201 St. Charles Avenue, Suite 5100

New Orleans, Louisiana 70170

Email: [intentionally omitted]; [intentionally omitted]

Attention: Allison Bell; Zachary Montgomery

(b) Any party hereto may change its address specified for notices herein by designating a new address by notice in accordance with this Section 12.1.

Section 12.2 Expenses. Except as otherwise provided in this Agreement, each of the parties hereto shall bear and pay all costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder; provided, that the parties acknowledge that the filing fees associated with filings required to be made by the parties pursuant to the HSR Act shall be borne 50% by Purchaser and 50% by the Seller Parties. Unless otherwise expressly set forth herein, in any action between the parties arising out of or relating to the Acquisition or the Acquisition Documents, the substantially prevailing party in such action shall be awarded, in addition to any damages, injunctions or other relief, his, her or its costs and expenses, not limited to taxable costs, and reasonable attorneys’ fees; provided, that in no event shall the foregoing permit duplicative recovery of such amounts to the extent otherwise included in any Losses recovered by a party.

Section 12.3 Further Assurances. Each party covenants that at any time, and from time to time, after the Closing, it will execute such additional instruments and take such actions as may be reasonably requested by the other parties to confirm or perfect or otherwise to carry out the intent and purposes of this Agreement.

Section 12.4 Modification; Waiver; Remedies Cumulative. This Agreement may only be amended, modified or supplemented by an agreement in writing signed by each party hereto. Any failure on the part of any party to comply with any of its obligations, agreements or conditions hereunder may be waived by any other party to whom such compliance is owed only by an agreement in writing signed by the parties against whom enforcement of such waiver is sought. No waiver of any provision of this Agreement shall be deemed, or shall constitute, a waiver of any other provision, whether or not similar, nor shall any waiver constitute a continuing waiver. Subject to Section 1.7(i), Section 7.11, and the other terms and conditions and limitations of Article 7, the rights and remedies of the parties to this Agreement are cumulative and not alternative.

Section 12.5 Assignment. This Agreement shall not be assignable by any of the parties hereto without the written consent of all other parties; provided, however, that Purchaser may, subject to the provisions of this Agreement, assign its rights and/or obligations under this Agreement without the consent of any Seller Party to (a) an Affiliate thereof or (b) any of its or its Affiliates’ financing sources as collateral security; provided, however, with respect to the foregoing clause (a) and clause (b), such assignment shall not relieve Purchaser of its obligations hereunder.

Section 12.6 No Third-Party Beneficiaries. Except as provided in Article 7, this Agreement is for the sole benefit of the parties hereto and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 12.7 Binding Effect. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, legal representatives, executors, administrators, successors and permitted assigns.

Section 12.8 Headings. The section and other headings in this Agreement are inserted solely as a matter of convenience and for reference and are not a part of this Agreement.

Section 12.9 Entire Agreement. All Schedules and Exhibits attached to this Agreement are by reference made a part hereof. This Agreement and the Exhibits, Schedules, certificates and other documents delivered pursuant hereto or incorporated herein by reference, contain and constitute the entire agreement among the parties and supersede and cancel any prior agreements, representations, warranties, or communications, whether oral or written, among the parties relating to the transactions contemplated by this Agreement, provided, however, that nothing contained in this Agreement shall be deemed to impair or reduce a Seller Group Member’s or Purchaser’s rights or obligations under the provisions of any employment agreement or restrictive covenant agreement entered into by and between (i) Purchaser, on the one hand, and a Seller Group Member, on the other hand, or (ii) any Seller Party, on the one hand, and an Ownership Group Member, on the other hand, in each case which constitutes an Asset or is delivered in connection with the Acquisition (each, a “Restrictive Agreement”), all of which obligations and rights shall be independent of, and in addition to, a Seller Group Member’s obligations or Purchaser’s rights under this Agreement, and provided, further, that nothing contained in any Restrictive Agreement shall be deemed to impair or reduce any Seller Group Member’s or Purchaser’s rights or obligations under this Agreement, all of which obligations and rights shall be independent of, and in addition to, a Seller Group Member’s or Purchaser’s rights or obligations under the Restrictive Agreements. Neither this Agreement nor any provision hereof may be changed, discharged or terminated orally, but only by an agreement in writing signed by the party against whom or which the enforcement of such change, discharge or termination is sought.

Section 12.10 Severability. If any provision of this Agreement becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable or void, then this Agreement shall continue in full force and effect without such provisions; provided, however, that no such severability shall be effective if it materially changes the economic benefit of this Agreement to any party. Upon any such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect their original intent as closely as possible in an acceptable manner to the end that the transactions contemplated by the Acquisition Documents are consummated to the extent possible, and in any case such term or provision shall be deemed amended to the extent necessary to make it no longer invalid, illegal or unenforceable.

Section 12.11 Governing Law; Venue; Waiver of Jury Trial.

(a) All issues and questions concerning the construction, validity, interpretation and enforceability of this Agreement or any transactions contemplated hereby, and all suits, actions or other proceedings arising hereunder or thereunder or in connection herewith or therewith, whether purporting to be sound in contract or tort, or at law or in equity, shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

(b) ANY LEGAL SUIT, ACTION OR PROCEEDING ARISING OUT OF OR BASED UPON THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY SHALL BE INSTITUTED IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE OR, TO THE EXTENT THAT SUCH COURT DECLINES JURISDICTION, FIRST TO ANY FEDERAL COURT, OR SECOND TO ANY STATE COURT, EACH LOCATED IN WILMINGTON, DELAWARE, AND EACH PARTY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF SUCH COURTS IN ANY SUCH SUIT, ACTION OR PROCEEDING. SERVICE OF PROCESS, SUMMONS, NOTICE OR OTHER DOCUMENT BY MAIL TO SUCH PARTY’S ADDRESS SET FORTH HEREIN SHALL BE EFFECTIVE SERVICE OF PROCESS FOR ANY SUIT, ACTION OR OTHER PROCEEDING BROUGHT IN ANY SUCH COURT. THE PARTIES IRREVOCABLY AND UNCONDITIONALLY WAIVE ANY OBJECTION TO THE LAYING OF VENUE OF ANY SUIT, ACTION OR ANY PROCEEDING IN SUCH COURTS AND IRREVOCABLY WAIVE AND AGREE NOT TO PLEAD OR CLAIM IN ANY SUCH COURT THAT ANY SUCH SUIT, ACTION OR PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM.

(c) EACH PARTY HERETO HEREBY KNOWINGLY, INTENTIONALLY AND VOLUNTARILY AND WITH AND UPON THE ADVICE OF COMPETENT COUNSEL IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY LITIGATION, SUIT, ACTION, PROCEEDING, CROSS CLAIM, OR COUNTERCLAIM IN ANY COURT (WHETHER BASED ON CONTRACT, TORT, OR OTHERWISE) ARISING OUT OF, RELATING TO OR IN CONNECTION WITH (i) THIS AGREEMENT OR THE VALIDITY, PERFORMANCE, INTERPRETATION, COLLECTION OR ENFORCEMENT HEREOF, (ii) THE TRANSACTIONS CONTEMPLATED HEREBY OR (iii) THE ACTIONS OF SUCH PARTY IN THE NEGOTIATION, AUTHORIZATION, EXECUTION, DELIVERY, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT HEREOF. EACH PARTY HERETO (1) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (2) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 12.11.

Section 12.12 Specific Performance. The parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to seek specific performance of the terms hereof, in addition to any other remedy to which they are entitled at law or in equity. Each party further agrees that the other parties shall not be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 12.12, and each party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

Section 12.13 Acknowledgement of the Ownership Group Members. Each Ownership Group Member acknowledges and agrees that (i) he, she or it will directly or indirectly receive valuable consideration as a result of such Ownership Group Member’s direct or indirect ownership interest in Seller, MCEC and/or DCEC, as applicable, and, therefore, each such Ownership Group Member has a material economic interest in, and will derive substantial benefit from, the consummation of the Acquisition Transactions, and (i) in consideration of the direct or indirect benefits to be derived by such Ownership Group Member under this Agreement, such Ownership Group Member is willing to undertake certain indemnification obligations and certain restrictions on such Ownership Group Members activities from and after the Closing, in each case, as expressly provided for, and upon the terms and conditions set forth, in this Agreement.

Section 12.14 STRL Guarantee. STRL hereby guarantees the complete, full and prompt payment and performance by Purchaser of each and every obligation of Purchaser in this Agreement and the other Acquisition Documents to which Purchaser is a party, including all obligations of Purchaser under Section 1.8.

Section 12.15 Construction; Interpretation. This Agreement is the result of the joint efforts of the parties, and each provision hereof has been subject to the mutual consultation, negotiation and agreement of the parties and there is to be no construction or interpretation for or against any party based on any presumption of that party’s involvement, or lack of involvement, in the drafting thereof. The Schedules and Exhibits referred to herein shall be construed with, and as an integral part of, this Agreement to the same extent as if they were set forth verbatim herein. Any reference in this Agreement to an “Article,” “Section,” “Exhibit” or “Schedule” refers to the corresponding Article, Section, Exhibit or Schedule of or to this Agreement, unless the context indicates otherwise. The table of contents and the headings of Articles and Sections are provided for convenience only and are not intended to affect the construction or interpretation of this Agreement. Whenever used in this Agreement, except as otherwise expressly provided or unless the context otherwise requires, any noun or pronoun shall be deemed to include the plural as well as the singular and to cover all genders, the terms “include” and “including” shall be inclusive and not exclusive and, to the extent not already followed by the words “without limitation” or “but not limited to,” shall be deemed to be followed by the words “without limitation,” and the term “or” shall not be exclusive and shall be read to mean “and/or.” The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends and shall not simply mean “if”. Unless otherwise specified, the terms “hereof,” “herein,” “hereunder,” “herewith” and similar terms refer to this Agreement as a whole (including the Schedules and Exhibits to this Agreement), and references herein to Sections and Articles refer to sections and articles of this Agreement. Where this Agreement states that a party “shall”, “will” or “must” perform in some manner or otherwise act or omit to act, it means that the party is obligated to do so in accordance with this Agreement. Any reference to any U.S. federal, state or local or non-U.S. Law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. Any reference to a Contract or other document as of a given date means the Contract or other document as amended, supplemented and modified from time to time through such date. Except as otherwise expressly provided herein, any payments owed by one party to another hereunder shall be made by wire transfer of immediately available funds to an account designated by the party entitled to receive such payment. Whenever used in this Agreement, except as otherwise expressly provided or unless the context otherwise requires, references to a “party” or to the “parties” means a party to this Agreement or the parties to this Agreement.

Section 12.16 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Signatures may be delivered by facsimile or by portable document format (“pdf”) in electronic transmission or via DocuSign (or similar virtual signature platform), which shall be as effective as delivery of a manually executed counterpart of this Agreement and shall also be deemed an original.

[Signatures appear on following page(s)]

IN WITNESS WHEREOF, each of the parties has executed this Agreement to be effective as the Signing Date.

PURCHASER:

CEC FACILITIES, LLC

By:	/s/ Daniel P. Govin
Name: Dan Govin
Title: President

STRL:

STERLING INFRASTRUCTURE, INC.

By:	/s/ Joseph Cutillo
Name: Joseph Cutillo
Title: Chief Executive Officer

[Signatures continue on following page(s)]

[Signature Page to Asset Purchase Agreement]

SELLER:

CEC FACILITIES GROUP, LLC

By:	/s/ Daniel Williams
Name: Daniel Williams
Title: Chief Executive Officer

MCEC:

MCEC, LLC

By:	/s/ Ray Waddell
Name: Ray Waddell
Title: Manager

MEMBERS:

CEC ELECTRICAL, INC.

By:	/s/ Ray Waddell
Name: Ray Waddell
Title: Founder and Chairman

/s/ Brad Smith
BRAD SMITH

/s/ Daniel Williams
DANIEL WILLIAMS

[Signatures continue on following page(s)]

[Signature Page to Asset Purchase Agreement]

BENEFICIAL OWNERS:

/s/ Ray Waddell
RAY WADDELL

KARL RAY WADDELL, TRUSTEE OF THE RW TRUST
U/T/A DATED MAY 31, 2024

By:	/s/ Ray Waddell
Karl Ray Waddell, Trustee

KARL RAY WADDELL, TRUSTEE OF THE RW GRAT TRUST U/T/A DATED MAY 1, 2024

By:	/s/ Ray Waddell
Karl Ray Waddell, Trustee

ANGELIQUE FAYE LEHMANN WADDELL, CO-TRUSTEE OF THE AW TRUST U/T/A DATED APRIL 22, 2024

By:	/s/ Angelique Faye Lehmann Waddell
Angelique Faye Lehmann Waddell, Co-Trustee

ANGELIQUE FAYE LEHMANN WADDELL, TRUSTEE OF THE AW GRAT TRUST U/T/A DATED JUNE 1, 2024

By:	/s/ Angelique Faye Lehmann Waddell
Angelique Faye Lehmann Waddell, Trustee

SELLERS’ REPRESENTATIVE:

/s/ Daniel Williams
DANIEL WILLIAMS

[Signature Page to Asset Purchase Agreement]

ANNEX A

CERTAIN DEFINITIONS

Except as otherwise provided herein, the capitalized terms set forth below have the following meanings:

“Acquisition Documents” means this Agreement, the Bill of Sale, the Assignment of Membership Interest, the Escrow Agreement, the Restrictive Covenant Agreements, the Employment Agreements, the Amended Stonebraker Retention Agreement, the Amended Aubrey Retention Agreement, the Lock-Up Agreements, the R&W Policy Binder Agreement, and the other documents, certificates and instruments to be delivered pursuant to this Agreement.

“Acquisition Proposal” means any inquiry, proposal or offer from any Person (other than Purchaser or any of its Affiliates) concerning (i) a merger, consolidation, liquidation, recapitalization, or other business combination transaction involving any of the Seller Parties; (ii) the acquisition or other disposition of Equity Interests of any Seller Party; or (iii) the sale, lease, exchange or other disposition of any significant portion of the Assets.

“Acquisition Transactions” means the transactions contemplated by this Agreement, including the Acquisition.

“Add-On Operating Income” means, with respect to an applicable Competitive Business, the operating income of such Competitive Business during the applicable calculation period, calculated in accordance with GAAP applied on a consistent basis.

“Adjustment Escrow Amount” means $2,633,229.55 plus any interest earned on such amount.

“Affiliate” means, with respect to a specified Person, a Person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with, the specified Person. For purposes of this definition, the term “control” (including the terms “controlling,” “controlled by” and “under common control with”) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by Contract or otherwise. Notwithstanding anything to the contrary herein, and for the avoidance of doubt, (a) no Seller Group Member shall be deemed to be an Affiliate of Purchaser or STRL and neither Purchaser nor STRL shall be deemed to be Affiliates of any Seller Group Member and (b) after the Closing, DCEC shall be deemed not to be an Affiliate of any Seller Group Member.

“Anti-Bribery Laws” means (a) the United States Foreign Corrupt Practices Act (15 U.S.C. §§ 78dd-1, et seq.) and (b) all international anti-bribery and other Laws applicable to the Business relating to corruption, bribery, ethical business conduct, money laundering, political contributions, gifts and gratuities to public officials and private persons, and Laws requiring the disclosure of agency relationships or commissions and the anticorruption rules of any international financial institutions with which it does business.

“Aubrey Retention Agreement” means that certain Retention Agreement, dated effective as of June 11, 2025, by and between Kevin Aubrey and Seller.

“Business Day” means any day other than Saturday, Sunday or any day on which banking institutions in Houston, Texas, are closed either under applicable Law or action of any Governmental Authority.

“Business IT Systems” means all information technology and computer systems owned, leased, licensed, used or operated by or on behalf of a Seller Party in connection with the Business (including through cloud-based or other third-party service providers), including all Software, hardware, computers, servers, networks, platforms, peripherals, data, communication lines, devices, systems and other information technology equipment and related systems and equipment used for the transmission, storage, maintenance, organization, presentation, generation or processing or analysis of electronic or other data or information (including telecommunications networks and systems for voice, data and video).

“Business Product” means each of the products and/or services that has been or is currently being researched, developed, used, tested, manufactured, marketed, distributed, licensed, sold, offered for sale or provided by a Seller Party or otherwise in connection with the operation of the Business.

“CEC Electrical” means CEC Electrical, Inc., a Texas corporation and Member of Seller.

“Closing Aubrey Retention Obligations” means the aggregate Aubrey Retention Obligations of Seller as of immediately prior to the Effective Time.

“Closing Cash” means all cash and cash equivalents, and undeposited (or deposited but uncleared) checks, drafts, and initiated wire transfers of the Seller Parties or the Business as of immediately prior to the Effective Time; provided, that, “Closing Cash” shall not include any cash or cash equivalents held in any bank account of any Seller Party as of immediately prior to the Effective Time; provided, further, that the parties acknowledge and agree that for purposes of calculating Estimated Closing Cash pursuant to Section 1.6, the amount of Closing Cash shall be $0.00.

“Closing Fixed Bonus Obligations” means the aggregate Fixed Bonus Obligations of the Seller Parties in respect of services performed prior to the Effective Time, calculated as of immediately prior to the Effective Time (excluding any amounts payable under the Amended Stonebraker Retention Agreement and the Amended Aubrey Retention Agreement and excluding any Closing Transaction Expenses).

“Closing Indebtedness” means, without duplication, all outstanding Indebtedness of the Seller Parties (with respect to the Business) or the Business immediately prior to the Effective Time.

“Closing Net Working Capital” means (a) Current Assets minus (b) Current Liabilities, in each case calculated as of the Effective Time in accordance with the Sample Net Working Capital Calculation, without giving effect to any purchase accounting adjustments arising from the transactions contemplated by this Agreement and reflecting the exclusion of the Retained Assets and Retained Liabilities. For the avoidance of doubt, none of the Closing Cash, Closing Indebtedness, Closing Transaction Expenses, Closing Fixed Bonus Obligations, Closing PTO Obligations, Closing Stonebraker Retention Obligations, Closing Aubrey Retention Obligations, Estimated IBNR Obligations or Final IBNR Obligations shall be included in the calculation of Closing Net Working Capital.

“Closing PTO Obligations” means the aggregate PTO Obligations of the Seller Parties as of immediately prior to the Effective Time.

“Closing Stonebraker Retention Obligations” means the aggregate Stonebraker Retention Obligations of Seller as of immediately prior to the Effective Time.

“Closing Transaction Expenses” means (a) any unpaid expenses incurred by, or on behalf of, any Seller Party or its Affiliates in connection with the evaluation, negotiation, execution and delivery of this Agreement, any other Acquisition Document, and the consummation of the transactions contemplated hereby and thereby prior to the Closing, including (i) fees and expenses for legal counsel, accountants, investment bankers and other professional advisors and (ii) transaction bonuses, retention bonuses, severance payments, change of control payments or other bonuses, payments or amounts that are or may become payable in connection with the consummation of the transactions contemplated by this Agreement and (b) (i) the premium payable under the D&O Policy and the Discontinued Operations Policy, (ii) fifty percent (50%) of the premium payable under the Pollution Policy and (iii) either one hundred percent (100%) or fifty percent (50%) of the premium payable under the EPL Policy, in each case in accordance with Section 6.23.

“COBRA” means continuation coverage requirements for group health plans under Title X of the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, as set forth in Part 6 of Subtitle B of Title I of ERISA and Section 4980B of the Code.

“Code” means the Internal Revenue Code of 1986, as amended, and any successor statute thereof, and the rules and regulations promulgated thereunder.

“Competitive Business” means any Person engaged in a business that is the same as, or substantially similar to, any material facet of the Business acquired by Purchaser hereunder.

“Confidential Information” means any confidential, proprietary, and non-public information with respect to the Business, including with respect to methods of operation, customers, customer lists, prices, fees, costs, technology, inventions, Trade Secrets, know-how, Software, marketing methods, plans, personnel, suppliers, competitors, markets and other specialized information or proprietary matters.

“Contract” means any legally binding agreement, contract, subcontract, settlement agreement, lease, sublease, instrument, concession, franchise, binding understanding, note, option, bond, mortgage, indenture, trust document, loan or credit agreement, sublicense, insurance policy or other legally binding commitment or undertaking of any nature.

“Current Assets” means accounts receivable (including completed contracts, contracts in progress, retainage and unbilled) and any other current assets (excluding cash and cash equivalents and the Closing Cash) in accordance with GAAP.

“Current Liabilities” means accounts payable (including materials, subcontractor payables, travel and lodging payables and other job costs), accrued payroll and any other current liabilities (excluding Indebtedness and Closing Transaction Expenses) in accordance with GAAP.

“Data Protection Laws” means Laws concerning the collection, processing, use, disclosure, retention, privacy and/or security of Personal Information or data breach notification.

“DCEC” means Dean-CEC, LLC, a Delaware limited liability company.

“Disposal Location” means any property, site or location at or to which any Hazardous Substances generated, owned, possessed or handled by any Seller Party, its Affiliates or predecessors was transported, treated, disposed of, placed or otherwise located.

“EBITDA” means net income generated by Purchaser and its subsidiaries during a First Earn-Out Period or the Second Earn-Out Period, as applicable, plus (a) interest expense, plus (b) income Tax expense, plus (c) depreciation and amortization, in each case calculated in accordance with (i) GAAP applied on a consistent basis and (ii) the sample calculation set forth on Schedule 1.8; provided, that, notwithstanding anything to the contrary herein, the calculation of EBITDA and each component thereof shall exclude any depreciation or amortization associated with or resulting from transaction purchase accounting.

“Environmental Claim” means any Legal Proceeding, lawsuit, administrative proceeding, claim, action, arbitration, audit, investigation, charge, demand, complaint, mediation, grievance, right, cause of action, governmental Order, lien, fine, penalty, or, as to each, any settlement or judgment arising therefrom, made, commenced, conducted or pending by, from or before any Person alleging liability of whatever kind or nature (including liability or responsibility for the costs of enforcement proceedings, investigations, cleanup, governmental response, removal or remediation, natural resources damages, property damages, personal injuries, medical monitoring, penalties, contribution, indemnification and injunctive relief) arising out of, based on or resulting from (a) any Hazardous Substances Activity or (b) any actual or alleged non-compliance with any Environmental Law or term or condition of any Environmental Permit.

“Environmental Laws” means any Laws which relate to pollution, or protection of human health to the extent related to exposure to Hazardous Substances, the protection or cleanup of the environment, or the release or disposal of deleterious substances into the environment, including ambient air, surface water, groundwater, land surface or subsurface strata, including all such Laws, Orders, rules, regulations and judgments as same may be amended, varied or modified in the future. The term “Environmental Laws” includes, without limitation, the following, including any state law analogs, and any of their respective implementing regulations: CERCLA; the Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act of 1976, as amended by the Hazardous and Solid Waste Amendments of 1984, 42 U.S.C. §§ 6901 et seq.; the Federal Water Pollution Control Act of 1972, as amended by the Clean Water Act of 1977, 33 U.S.C. §§ 1251 et seq.; the Toxic Substances Control Act of 1976, as amended, 15 U.S.C. §§ 2601 et seq.; the Emergency Planning and Community Right-to-Know Act of 1986, 42 U.S.C. §§ 11001 et seq.; the Clean Air Act of 1966, as amended by the Clean Air Act Amendments of 1990, 42 U.S.C. §§ 7401 et seq.; and the Occupational Safety and Health Act of 1970, as amended, 29 U.S.C. §§ 651 et seq.

“Environmental Liabilities” means all obligations, duties, losses, Liabilities, claims, fines, expenses, damages (including natural resource damages), costs (including attorney’s fees and expenses) and penalties created by, related to or arising out of any Environmental Law and pertaining to the Assets, to the extent attributable to actions, events or conditions existing or occurring before the Closing Date.

“Environmental Notice” means any directive, notice of violation or infraction, notice potential penalty, responsibility or liability, notice of intent to sue, warning letter, request for information, objection or other notice respecting any Environmental Claim or relating to any actual or alleged non-compliance with or Liability under any Environmental Law or any term or condition of any Environmental Permit.

“Environmental Permit” means any Permit required by or under, or issued pursuant to, any Environmental Law.

“Equity Interests” means any share, capital stock, partnership, membership, unit, joint venture or similar interest in any Person, and any option, warrant, right, security (including debt securities) or other instrument convertible, exchangeable or exercisable therefor.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to any entity, any other entity, which, together with such entity, would be treated as a single employer (a) under Section 414(b) or (c) of the Code or (b) for purposes of any benefit plan subject to Title IV of ERISA, under Section 414(b), (c), (m) or (o) of the Code.

“Escrow Account” means a separate account established in accordance with the terms of the Escrow Agreement, which will hold the Adjustment Escrow Amount and the Indemnity Escrow Amount, and all interest and other amounts earned thereon, in escrow pursuant to the Escrow Agreement.

“Escrow Agent” means J.P. Morgan Chase Bank, N.A.

“Estimated Closing IBNR Obligations” means the unpaid IBNR Obligations determined by Lockton as of a date no more than 30 days prior to Closing that have been incurred but not reported to the Seller Health Plan as of immediately prior to the effective date of such estimate (the “Lockton IBNR Estimate”).

“Federal Work Requirements” shall mean that an Employee is legally authorized to work in the United States, as supported by a fully completed I-9 Form accompanied by reasonably acceptable documentation establishing such Employee’s identity and employment authorization.

“Final Closing IBNR Obligations” means the actual amount of the unpaid Liabilities of Seller as of the Effective Time with respect to the Seller Health Plan that were incurred prior to the Effective Time but not reported to the Seller Health Plan until after the Effective Time and within 90 days after the Closing Date, plus the amount of the IBNR Obligations determined by Lockton as of 90 days following the closing Date that were incurred prior to the Effective Time but not reported to the Seller Health Plan as of 90 days following the Closing Date that Lockton projects would be reported to the Seller Health Plan more than 90 days after the Closing Date.

“First Earn-Out Period Operating Income Target” means, with respect to a First Earn-Out Period an amount equal to Sixty Million Dollars ($60,000,000) in EBITDA for such First Earn-Out Period, minus the lesser of (a) Purchaser’s and its subsidiaries annual depreciation and amortization expense during such First Earn-Out Period and (b) one percent (1%) of Purchaser’s and its subsidiaries’ gross revenues during such First Earn-Out Period, as calculated in accordance with (i) GAAP applied on a consistent basis and (ii) the sample calculation set forth on Schedule 1.8.

“Flow-Through Income Taxes” means U.S. federal income Taxes and any similar income Taxes imposed by any state or local Laws on the direct or indirect owners of any entity on a flow-through basis by allocating or attributing to such owners all or certain of such entity’s items of income, gain, loss, deduction and other relevant tax attributes.

“Fraud” means actual and intentional common law fraud under the Laws of Delaware by a party hereto with respect to the making of any representation or warranty of such party in Article 2, Article 3, Article 4, or Article 5 of this Agreement in connection with the transactions contemplated by the Acquisition Documents; provided, however, for avoidance of doubt, Fraud does not include equitable fraud, promissory fraud, unfair dealings fraud, or any torts (including fraud) based on negligence or recklessness.

“Fundamental Representations” the representations and warranties set forth in Section 2.1(a) – (c) (Organization; Qualification; and Capitalization), Section 2.2 (Authority and Validity), Section 2.3 (Noncontravention), Section 2.10(a) (Title to Assets), Section 2.15 (Employee Benefit Matters), Section 2.17 (Taxes), Section 2.23 (Affiliate Transactions), Section 2.24 (Brokers), Section 3.1 (Organization, Authority; Capacity and Capitalization), Section 3.2 (Authorization and Validity) and Section 3.3 (Absence of Conflicting Agreements or Required Consents), Section 3.4 (Brokers), Section 4.1 (Organization; Authority and Capacity), Section 4.2 (Authorization and Validity), Section 4.3 (Absence of Conflicting Agreements or Required Consents), Section 4.4 (Brokers), Section 4.5 (R&W Policy Binder Agreement), Section 5.1 (Organization, Authority, and Capacity), Section 5.2 (Authorization and Validity), Section 5.3 (Absence of Conflicting Agreements or Required Consents), Section 5.4 (Valid Issuance of STRL Common Stock), and Section 5.5 (Brokers).

“GAAP” means United States generally accepted accounting principles, consistently applied, provided, however, that “GAAP” does not include (a) accounting rules in Regulation S-X promulgated by the United States Securities and Exchange Commission for use by companies (“Public Companies”) whose securities are registered under the Securities Exchange Act of 1934 (the “1934 Act”), to the extent such Regulation S-X accounting rules are not required by GAAP to be used by companies that are not Public Companies, or (b) internal control and similar requirements imposed only on Public Companies by the Sarbanes-Oxley amendments to the 1934 Act.

“Governmental Authority” means local, state, federal or foreign governmental body, agency or department, including any political subdivision thereof or any agency or instrumentality of such government or political subdivision and any regulatory agency having competent jurisdiction over any of the parties, the Assets or the Acquisition.

“Governmental Official” means (a) any director, officer, employee, agent, representative or any other Person otherwise acting in an official capacity or on behalf of (including anyone elected, nominated or appointed to be an officer, employee, or representative) any Governmental Authority or any political party, (b) any candidate for public or political office, (c) any royal or ruling family member, or (d) any agent or representative of any of those persons listed in subcategories (a) through (c).

“Hazardous Substances” means, collectively (a) any flammable explosives, radioactive materials, petroleum or petroleum products, asbestos in any form that is or could become friable, lead paint, urea formaldehyde foam insulation, transformers or other equipment that contain dielectric fluid containing levels of polychlorinated biphenyls, and radon gas; (b) any chemicals, materials, substances or wastes which are now or hereafter become defined as or included in the definition of “hazardous substances,” “hazardous wastes,” “pollutants,” “contaminants,” “solid waste,” “toxic chemical,” “hazardous chemical,” “extremely hazardous substances,” “restricted hazardous wastes,” “toxic substances,” “toxic pollutants,” “oil field waste” or words of similar import, under any applicable Environmental Law; and (c) any other chemical, material, substance, or waste, exposure to which is now or hereafter prohibited, limited or regulated by any Governmental Authority.

“Hazardous Substances Activity” means the handling, transportation, transfer, recycling, storage, use, treatment, investigation, assessment, monitoring, maintenance, containment, removal, remediation, or release of, or exposure of others to, any Hazardous Substances.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indebtedness” of any Person means, without duplication, (a) the principal, accrued and unpaid interest, prepayment and redemption premiums or penalties (if any), unpaid fees or expenses and other monetary obligations in respect of (i) indebtedness of such Person for borrowed money and (ii) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable, (b) all obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations of such Person and all obligations of such Person under any title retention agreement (but excluding Current Liabilities), (c) all obligations of such Person under finance leases (but not, for the avoidance of doubt, any operating leases that are required to be capitalized in accordance with GAAP), (d) all obligations of such Person for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction, (e) all obligations of such Person under interest rate or currency swap transactions (valued at the termination value thereof), (f) all obligations of the type referred to in clauses (a) through (e) of any third Person, the payment of which such Person is responsible or liable, directly or indirectly, as obligor, guarantor, surety or otherwise, including guarantees of such obligations, and (g) all obligations of the types referred to in clauses (a) through (f) of third Persons secured by (or for which the holder of such obligations has an existing right, contingent or otherwise, to be secured by) any Lien on any property or asset of such Person (whether or not such obligation is assumed by such Person). Notwithstanding anything to the contrary herein, and for the avoidance of doubt, “Indebtedness” shall exclude (A) any items or amounts included in the calculation of Closing Transaction Expenses, (B) any obligations under any operating leases, (C) any items or amounts included in the calculation of Closing Net Working Capital and (D) any Assumed Liabilities, including any obligations or Liabilities under the Meierhofer APA or any and all documents executed pursuant to the Meierhofer APA.

“Indemnity Escrow Amount” means an amount equal to (a) the Seller R&W Retention Amount, plus (b) $10,000,000.

“Indemnified Taxes” means (i) all Taxes (or the non-payment thereof) imposed on, allocated to, or incurred or payable by any of the Seller Parties, (ii) all Taxes (or the non-payment thereof) imposed on, allocated to, or incurred or payable with respect to Seller’s DCEC 50% Membership Interest for all Pre-Closing Tax Periods (including (A) Taxes that are attributable to income realized by DCEC that is included or includable pursuant to Sections 951 or 951A of the Code and (B) Seller’s allocable share of Taxes imposed under Section 6225 of the Code or other provisions of subchapter C of Chapter 63 of the Code), (iii) all Taxes (or non-payment thereof) of any Seller Party (including, all Taxes of any Seller Party attributable to items of income or gain allocated by any of the Seller Parties to such Seller or Taxes of any Seller Party arising as a result of the transactions contemplated by this Agreement and Taxes imposed on the Purchaser as a withholding Tax in connection with the transactions contemplated by this Agreement) or any of their Affiliates for any Tax period, (iv) any and all liabilities with respect to Taxes of DCEC as a member of an “affiliated group” (as defined in Section 1504 of the Code) (or affiliated, consolidated, unitary, combined or similar group under applicable state, local or foreign Law) on or prior to the Closing Date, including pursuant to Treasury Regulation Section 1.1502-6 (or any analogous or similar state, local, or foreign Law), (v) Seller’s allocable share of any Taxes of any Person (other than DCEC) imposed on DCEC or the Purchaser as a transferee or successor, by Contract or pursuant to any Law or otherwise, which Taxes relate to an event or transaction occurring before the Closing, and (vi) the Seller Parties’ allocable share of any Transfer Taxes as determined under Section 6.2.

“Intellectual Property” means all (a) technology, algorithms, procedures, processes, methods, techniques, know-how, ideas, creations, inventions, discoveries, and improvements (whether patentable or unpatentable and whether or not reduced to practice), (b) technical, product, marketing, servicing, financial, supplier, personnel and other information and materials, (c) customer lists, customer contact and registration information, customer correspondence and purchasing histories, (d) specifications, designs, models, network configurations and architecture, user interfaces, and development tools, (e) Software, websites, content, images, graphics, text, photographs, artwork, audiovisual works, sound recordings, graphs, drawings, reports, analyses, writings, and other works of authorship and copyrightable subject matter (“Works of Authorship”), (f) databases and other compilations and collections of data or information (“Databases”), (g) trademarks, service marks, logos and design marks, trade dress, trade names, fictitious and other business names, and brand names, together with all goodwill associated with any of the foregoing (“Trademarks”), (h) domain names, uniform resource locators and other names and locators associated with the Internet (“Domain Names”), (i) information and materials not generally known to the public, including trade secrets and other confidential and proprietary information (“Trade Secrets”); and (j) tangible embodiments of any of the foregoing, in any form or media whether or not listed herein.

“Intellectual Property Rights” means all rights (worldwide, whether statutory, common law or otherwise), relating to, arising from, or associated with Intellectual Property, including (a) patents, industrial designs, utility models and applications for any of the foregoing, including all provisionals, continuations, continuations-in-part, divisions, reissues, re-examinations and extensions thereof (“Patents”), (b) copyrights and all other rights with respect to Works of Authorship and registrations and applications thereof (including moral and economic rights, however denominated) (“Copyrights”), (c) rights with respect to Trademarks, including registrations and applications thereof, (d) rights with respect to Domain Names, including registrations and applications thereof, (e) rights with respect to Trade Secrets, including rights to limit the use or disclosure thereof, (f) rights with respect to Databases, including registrations and applications thereof, (g) other rights with respect to Software, including registrations thereof and applications therefor, (h) publicity and privacy rights, including all rights with respect to use of a Person’s name, signature, likeness, image, photograph, voice, identity, personality, and biographical and personal information and materials, (i) any rights recognized under applicable Law that are equivalent or similar to any of the foregoing, and (j) all claims and causes of action arising out of or related to infringement or misappropriation of any of the foregoing.

“Key Employees” means Ray Waddell, Daniel Williams, Brad Smith and Nick Stonebreaker.

“Knowledge of Seller” means the actual knowledge of each of the Key Employees assuming reasonable inquiry of such individual’s direct reports.

“Law” means any local, state, federal, or foreign code, law, ordinance, regulation, reporting, ruling or licensing requirement, rule, or statute applicable to a Person or its assets, Liabilities or business, including those promulgated, interpreted or enforced by any Governmental Authority.

“Legal Proceeding” means a judicial, administrative or arbitral claim, lawsuit, action, mediation, investigation, inquiry, or other proceeding (including any counter-claim) by or before a Governmental Authority.

“Liability” means any direct or indirect, primary or secondary, liability, Indebtedness, obligation, penalty, cost or expense (including costs of investigation, collection and defense), claim, deficiency, guaranty or endorsement of or by any Person (other than endorsements of notes, bills, checks, and drafts presented for collection or deposit in the Ordinary Course of Business) of any type, whether accrued, absolute or contingent, known or unknown, liquidated or unliquidated, matured or unmatured, or otherwise.

“Lien” means any conditional sale agreement, covenant, default of title, easement, encroachment, encumbrance, hypothecation, infringement, lien, mortgage, pledge, reservation, restriction, right of way, security interest, title retention or other security arrangement, or any adverse right or interest, charge, or claim of any nature whatsoever of, on, or with respect to any right, title or interest in or to any right, asset or property; provided, the term “Lien” shall exclude all Permitted Liens.

“Material Adverse Effect” means any event, change, occurrence, state of facts, condition, development, circumstance or effect that, individually or in the aggregate: (a) has or would reasonably be expected to have a material adverse effect on the business, properties, liabilities, assets, financial condition or results of operations of Seller, MCEC, DCEC or the Business; or (b) has or would reasonably be expected to have a material adverse effect on the ability of any Seller Party to consummate the Acquisition and the Acquisition Transactions; provided, however, none of the following shall constitute, or shall be considered in determining whether there has occurred, a Material Adverse Effect: (i) any effect arising out of or resulting from the pendency or consummation of the Acquisition Transactions pursuant to the Acquisition Documents; (ii) changes in Law or GAAP, or the interpretation or method of enforcement of any of the foregoing; (iii) general changes in any Seller Party’s industry of operation; (iv) changes in general economic or political conditions or the financing or capital markets in general, or changes in currency exchange rates; (v) any action taken pursuant to or in accordance with this Agreement or at the request of or with the consent of the Purchaser; (vi) any earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters; (vii) any terrorism, military action or war (whether or not declared), as well as any U.S. governmental responses thereto; (viii) any change in connection with any pandemic; or (ix) any failure by any Seller Party or the Business to meet projections or forecasts or revenue or earnings predictions for any period (but, for the avoidance of doubt, not the underlying cause of such failure); provided, however, that with respect to clauses (ii)-(iv), (vi), (vii) and (viii), any event or occurrence, fact, condition or change that has disproportionate impact on any Seller Party compared to other businesses operating in the industries in which such Seller Party operates will be considered for purposes of determining whether a “Material Adverse Effect” has occurred, but only to the extent of the disproportionate effect.

“Operating Income” means EBITDA, minus Purchaser’s and its subsidiaries’ annual depreciation and amortization expense during the applicable calculation period, as calculated in accordance with the sample calculation set forth on Schedule 1.8; provided, that, notwithstanding anything to the contrary herein, the calculation of Operating Income and each component thereof shall exclude any depreciation or amortization associated with or resulting from transaction purchase accounting.

“Order” means any judgment, order, writ, decree, injunction, award, ruling or other binding determination of any Governmental Authority or any other entity or body (including any arbitration or similar panel) whose finding, ruling or holding is legally binding or is enforceable as a matter of right (in any case, whether preliminary or final).

“Ordinary Course of Business” means the ordinary course of the Business, conducted consistently in accordance with past practice, including with respect to any transaction that constitutes an ordinary day-to-day business activity of the Business, conducted in a commercially reasonable manner, consistent with past practice.

“Ownership Group Member” and “Ownership Group Members” means, individually or collectively, as the context requires, each of the Members and the Beneficial Owners.

“Permit” means all permits, licenses, franchises, approvals, authorizations, registrations, certifications and certificates, accreditations, and similar rights obtained, or required to be obtained, from any Trade Organization or Governmental Authority.

“Permitted Liens” means (a) Liens for Taxes not yet due and payable or being contested in good faith by appropriate procedures for which adequate reserves have been established in accordance with GAAP; (b) mechanics, materialmens’, carriers’, workmen’s, repairmen’s, landlords’, or similar Liens arising or incurred in the Ordinary Course of Business that secure either amounts not yet due and payable or being contested in good faith by appropriate proceedings (and, with respect to those being contested, which have been disclosed to Purchaser in writing prior to the date of this Agreement); (c) easements, rights of way, zoning ordinances and other similar Liens and affecting leased real property, which easements, rights of way, zoning ordinances and other similar Liens individually or in the aggregate do not have a material impact on the use of any such leased real property in the operation of the Business, as currently conducted; (d) Liens arising under obligations related to leases that are or should be (in accordance with GAAP) accounted for as operating leases; (e) Liens arising under applicable securities laws; (f) Liens of a lessor, sublessor, licensor, sublicensor, lessee, sublessee, licensee, or sublicensee arising under lease or license agreements entered into in the ordinary course of business, all of which do not individually or in the aggregate materially interfere with the conduct of the Business, as currently conducted; (g) any Liens granted or created by (or at the direction of) Purchaser or any of its Affiliates; and (h) Liens with respect to Closing Indebtedness that will be satisfied in full prior to the Closing.

“Person” means a natural person or any legal, commercial or governmental entity, including any Governmental Authority, such as, but not limited to, a corporation, general partnership, joint venture, limited partnership, limited liability company, trust, business association, group acting in concert, or any person acting in a representative capacity.

“Personal Information” means (a) any information that identifies, or, in combination with other information, may identify, be linked to, or relate to an individual in an identifiable manner, or is reasonably capable of being associated with an individual, and (b) any information that is governed, regulated or protected by one or more Data Protection Laws, including, without limitation, any “personal information” or “personally identifiable information” as defined under such Laws or data breach notification.

“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date and, with respect to any taxable period beginning before and ending after the Closing Date, the portion of such taxable period ending on the Closing Date.

“Purchase Price” means the Base Purchase Price, as adjusted by (a) any payment made pursuant to Section 1.7, (b) any First Earn-Out Payment and/or Second Earn-Out Payment made pursuant to Section 1.8, and/or (c) any indemnification payments made pursuant to Article 7.

“Purchaser R&W Retention Amount” means $1,262,500.00.

“R&W Policy” means the Purchaser-side representations and warranties insurance policy to be issued by AIG Specialty Insurance Company (the “R&W Insurer”), together with (i) the excess Purchaser-side representations and warranties insurance policy to be issued by Euclid Transactional, LLC (as duly authorized agent of the insurers indicated therein), (ii) the excess Purchaser-side representations and warranties insurance policy to be issued by Indian Harbor Insurance Company and (iii) the excess Purchaser-side representations and warranties insurance policy to be issued by QBE Specialty Insurance Company, and obtained by Purchaser in connection with the transactions contemplated by this Agreement on terms specified in the R&W Policy Binder Agreement.

“Registered Intellectual Property” means all Seller Party Intellectual Property owned or purported to be owned by, or exclusively licensed to any of the Seller Parties, that is registered, filed, applied for, or issued under the authority of, with, or by any Governmental Authority, including all Patents, Trademarks, Copyrights, and Domain Names.

“Remedial Action” means any action to (a) clean up, remove, treat or handle in any other way Hazardous Substances in the environment, (b) prevent the release of Hazardous Substances so that they do not migrate, endanger or threaten to endanger public health or the environment, or (c) perform remedial investigations, feasibility studies, corrective actions, closures and post-remedial or post-closure studies, investigations, operations, maintenance and monitoring.

“Representatives” means, as to any Person, such Person’s accountants, counsel, consultants (including actuarial, environmental and industry consultants), officers, directors, managers, employees, agents and other advisors and representatives.

“Schedules” means the Schedules so marked, copies of which have been delivered simultaneously with this Agreement. Such Schedules are incorporated by reference in this Agreement and made a part of this Agreement, and they may be referred to in this Agreement and any other related instrument or document without being attached to such related instrument or document.

“Seller Group Member” and “Seller Group Members” means, individually or collectively, as the context requires, each of the Seller Parties, the Members and the Beneficial Owners.

“Seller Party Intellectual Property” means any and all Intellectual Property and Intellectual Property Rights owned, purported to be owned, used, held for use, or practiced by or on behalf of any of the Seller Parties in connection with the Business, including any and all Intellectual Property and Intellectual Property Rights that are (or are planned to be) incorporated into the Business.

“Seller R&W Retention Amount” means $1,262,500.00.

“Software” means all computer software, including source code and object code, development tools, comments, user interfaces, menus, buttons and icons, and all files, data, scripts, application programming interfaces, manuals, design notes, programmers’ notes, architecture, algorithms and other items and documentation related thereto or associated therewith, and any derivative works, foreign language versions, fixes, upgrades, updates, enhancements, new versions, previous versions, new releases and previous releases thereof; and all media and other tangible property necessary for the delivery or transfer thereof.

“Stock Consideration” means 285,275 shares of STRL Common Stock, as determined by dividing Fifty-Five Million Dollars ($55,000,000) by the STRL Common Stock Price.

“Stonebraker Retention Agreement” means that certain Retention Bonus Letter Agreement, dated December 31, 2024, by and between Nick Stonebraker and Seller.

“STRL Common Stock” means shares of common stock of STRL, $0.01 par value per share.

“STRL Common Stock Price” means $192.80, which represents the average of the closing bell sales price of a share of STRL Common Stock as quoted by The Nasdaq Stock Market LLC for the twenty (20) consecutive trading days ending on the last trading day before the Signing Date.

“Target Net Working Capital” means $26,332,295.48.

“Tax” means any federal, state, county, local, or foreign taxes, charges, fees, levies, imposts, duties or other assessments, including income, gross receipts, excise, employment, sales, use, transfer, recording license, payroll, franchise, severance, documentary, stamp, occupation, unclaimed property, escheat, windfall profits, environmental, federal highway use, commercial rent, customs duties, capital stock, paid-up capital, profits, withholding, Social Security, single business, unemployment, disability, real property, personal property, registration, ad valorem, value added, alternative or add-on minimum, estimated, or other tax or governmental fee of any kind whatsoever, imposed or required to be withheld by the United States or any state, county, local or foreign government or subdivision or agency thereof, whether disputed or not, including any interest, penalties, and additions imposed thereon or with respect thereto, including any interest, penalties, and additions imposed thereon or with respect thereto.

“Tax Return” means any returns, reports, estimates, declarations, statements and any other documents of any nature relating to, or required to be filed in connection with, any Taxes (including any elections, declarations, schedules or attachments thereto, and any amendments thereof and including Treasury Form TD F 90-22.1 and FinCEN Form 114), including any information return, claim for refund, amended return or declaration of estimated Tax, and including, where permitted or required, combined, consolidated or unitary returns for any group of entities that includes Seller or any of its Affiliates.

“Tier 1 Second Earn-Out Period Operating Income Target” means an amount equal to Eighty-Five Million Dollars ($85,000,000) in EBITDA for the Second Earn-Out Period, minus the lesser of (a) Purchaser’s and its subsidiaries’ annual depreciation and amortization expense during the Second Earn-Out Period and (b) one percent (1%) of Purchaser’s and its subsidiaries’ gross revenues during the Second Earn-Out Period, as calculated in accordance with (i) GAAP applied on a consistent basis and (ii) the sample calculation set forth on Schedule 1.8.

“Tier 2 Second Earn-Out Period Operating Income Target” means an amount equal to One Hundred Million Dollars ($100,000,000) in EBITDA for the Second Earn-Out Period, minus the lesser of (a) Purchaser’s and its subsidiaries’ annual depreciation and amortization expense during the Second Earn-Out Period and (b) one percent (1%) of Purchaser’s and its subsidiaries’ gross revenues during the Second Earn-Out Period, as calculated in accordance with (i) GAAP applied on a consistent basis and (ii) the sample calculation set forth on Schedule 1.8.

“Trade Organization” means any industry, trade, certifying or other regulatory organization that is applicable to Seller, MCEC, DCEC, the Business or the Assets.

“Warranty Work” means, collectively, (a) all maintenance, repair, replacement, service and/or warranty work for any existing or former customer of any Seller Party and (b) any Liability or obligation related to, arising out of or in connection with any (i) actual or alleged defect in the Business’s products or services, (ii) actual or alleged failure of such products or services to meet applicable specifications, warranties or contractual commitments or (iii) claim of any nature whether based on strict liability, negligence, breach of warranty (express or implied), breach of contract or otherwise, in respect of any product, component or other item manufactured, sold, leased, designed or produced prior to the Effective Time, or service rendered prior to the Effective Time by or on behalf of any Seller Party or the Business.

Additional Defined Terms. For purposes of this Agreement, the following terms have the meanings specified in the indicated Section of this Agreement:

Term	Section
12-Month Lock-Up End Date	1.14(b)
18-Month Lock-Up End Date	1.14(b)
Acquisition	Recitals
Active Legal Proceedings	6.6(a)
Actual IBNR Obligations	6.7(j)
Actual IBNR Obligations Notice	6.7(j)
Add-On Acquisition	1.8(a)(iii)
Adjustment Amount	1.7(a)
Adjustment Notice	1.7(a)
Affiliate Agreements	2.23(a)
Affiliate Guaranty	6.26(a)
Agreement	Preamble
Aggregate First Earn-Out Period	1.8(a)(i)
Amended Aubrey Retention Agreement	1.11(a)(xviii)
Amended Stonebraker Retention Agreement	1.11(a)(v)
Annual Financial Statements	2.5(a)
Applicable Stonebraker Termination Event	6.7(g)
Assets	1.1
Assignment of Membership Interest	1.11(a)(viii)
Assumed Contracts	1.1(e)
Assumed Liabilities	1.3
Aubrey Retention Obligations	1.3(j)
Balance Sheet	2.5(a)
Balance Sheet Date	2.5(a)
Base Purchase Price	1.5
Beneficial Owner(s)	Preamble
Beneficial Rights	6.8(a)
Beneficiary	1.12(b)

Benefit Programs	2.15(a)
Bill of Sale	1.11(a)(ii)
Business	Recitals
Business Contracts	2.13(a)
Business Permits	2.9(c)
CARES Act	2.17(m)
Cash Consideration	1.5(a)
Claim Notice	7.4(a)
Closing	1.10(a)
Closing Balance Sheet	1.7(a)
Closing Cash Payment Statement	1.6
Closing Date	1.10(a)
Closing Employee Schedule	6.7(a)(ii)
Continuing Affiliate Guaranty	6.26(b)
Contribution	Recitals
COVID-19 Laws	2.17(m)
D&O Policy	6.23(a)
DCEC 50% Membership Interest	1.1(l)
Discontinued Operations Policy	6.23(d)
Dispute Notice	1.7(b)(ii)
Disputed Items	1.7(d)
Earn-Out Objection	1.8(e)
Earn-Out Period Payment Statement	1.8(e)
Earn-Out Review Period	1.8(e)
Effective Time	1.10(b)
Employees	2.14(a)
Employment Agreements	1.11(a)(iv)
EPL Policy	6.23(b)
Equipment	1.1(a)
Equipment Leases	2.10(d)
Escrow Agreement	1.11(a)(vii)
Estimated Closing Aubrey Retention Obligations	1.6
Estimated Closing Balance Sheet	1.6
Estimated Closing Cash	1.6
Estimated Closing Cash Payment	1.5(a)
Estimated Closing Fixed Bonus Obligations	1.6
Estimated Closing Indebtedness	1.6
Estimated Closing Net Working Capital	1.6
Estimated Closing PTO Obligations	1.6
Estimated Closing Stonebraker Retention Obligations	1.6
Estimated Closing Transaction Expenses	1.6
Excess Purchaser Recovery Amount	1.7(g)
Existing NDA	6.21(a)
Final Closing Aubrey Retention Obligations	1.7(a)
Final Closing Cash	1.7(a)
Final Closing Fixed Bonus Obligations	1.7(a)
Final Closing Indebtedness	1.7(a)
Final Closing Net Working Capital	1.7(a)
Final Closing PTO Obligations	1.7(a)
Final Closing Stonebraker Retention Obligations	1.7(a)
Final Closing Transaction Expenses	1.7(a)

Financial Statements	2.5(a)
First Earn-Out Add-On Acquisition Period	1.8(a)(iii)
First Earn-Out Add-On TTM Operating Income	1.8(a)(iii)
First Earn-Out Payment	1.8(d)
First Earn-Out Period(s)	1.8(a)(ii)
First Earn-Out Period Commencement Date	1.8(a)(i)
Fixed Bonus Obligations	1.3(e)
IBNR Obligations	1.3(d)
Indemnified Party	7.4(a)
Indemnifying Party	7.4(a)
Indemnifying Party Acknowledgement	7.4(a)
Indemnity Refund Amount	7.6
Independent Accounting Firm	1.7(d)
Insurance Policies	2.16
Insurance Refund Amount	7.6
Interim Financial Statements	2.5(a)
Interim Period	6.15
Internet Accounts	2.12(i)
Inventory	1.1(b)
Labor Laws	2.14(b)
Leased Real Property	2.11(a)
Lock-Up Agreements	1.11(vi)
Lock-Up End Date(s)	1.14(b)
Losses	7.2
Malicious Code	2.12(j)
Material Customer	2.19(a)
Material Supplier	2.19(b)
MCEC	Preamble
Meierhofer APA	1.3(c)
Member(s)	Preamble
OSHA	2.14(g)
Outside Date	9.1(b)
Owned Real Property	2.11(a)
Payee	1.12(b)
Payor	1.12(b)
Pollution Policy	6.23(c)
Pre-Closing Flow-Through Income Tax Return	6.1(b)
Proration Items	1.12(a)
PTO Obligations	1.3(f)
Purchase Price Allocation	1.9
Purchaser	Preamble
Purchaser Change of Control	1.8(l)
Purchaser Indemnified Parties	7.2
R&W Insurer	Definition of R&W Policy
R&W Policy Binder Agreement	6.13
Real Property	2.11(a)
Real Property Lease Assignments	1.11(a)(xiv)
Real Property Leases	2.11(a)
Recipient	1.12(b)
Recovery Costs	7.6

Refund Amounts	7.6
Representative Losses	10.1(c)
Restrictive Agreement	12.9
Restrictive Covenant Agreements	1.11(a)(iii)
Retained Assets	1.2
Retained Liabilities	1.4
Sample Net Working Capital Calculation	1.6
Samsung Project	6.24
Samsung Project Net Profit Amount	6.24
Schedules Supplement	6.20
Securities Act	1.14(b)
Second Earn-Out Add-On Acquisition Period	1.8(b)(ii)
Second Earn-Out Add-On TTM Operating Income	1.8(b)(ii)
Second Earn-Out Payment	1.8(d)
Second Earn-Out Period	1.8(b)(i)
Seller	Preamble
Seller Accounting Principles	1.6
Seller DCEC Profit Amount	6.24
Seller Health Plan	1.3(d)
Seller Indemnified Parties	7.3
Seller Occurrence-Based Insurance Policies	6.23(e)
Sellers’ Representative	Preamble
Sellers’ Representative Group	10.3(b)
Seller Party(ies)	Preamble
Signing Date	Preamble
Stonebraker Retention Obligations	1.3(g)
Straddle Period	6.1(c)
STRL	Preamble
Third-Party Claim	7.4(a)
Transferred Employees	6.7(a)(i)
Transferred Benefit Programs	6.7(b)(i)
Transfer Taxes	6.2
Treasury Regulations	1.9
Unresolved Claims	7.14
Verifying Documentation	6.7(a)(iv)
Verifying Employees	6.7(a)(iv)
WARN Act	2.14(f)
WIP Job Site	2.10(c)
Work in Process	1.1(c)